Exhibit 99.18

Table of Contents		AUDIT COMMITTEE INFORMATION	95

		The Audit Committee Charter	95

		Composition of the Audit Committee	95

DATE OF INFORMATION, CURRENCY AND DEFINITIONS	4	Relevant Education and Experience	96

General	4	Reliance on Certain Exemptions	96

Abbreviations	9	Audit Committee Oversight	96

Note to Investors Concerning Certain Measures of Performance	10	Pre-Approval Policies and Procedures	96

Technical Information	10	External Auditor Service Fees	97

FORWARD-LOOKING STATEMENTS	11	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	97

CORPORATE STRUCTURE	13	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	97

Name, Address and Incorporation	13	TRANSFER AGENT AND REGISTRAR	97

Intercorporate Relationships	14	MATERIAL CONTRACTS	98

GENERAL DEVELOPMENT OF THE BUSINESS	15	INTERESTS OF EXPERTS	99

Year ended December 31, 2022	15	ADDITIONAL INFORMATION	100

Year Ended December 31, 2023	17	SCHEDULE “A” - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER	a

Year ended December 31, 2024	20

Recent events - 2025	23

BUSINESS	24

Summary	24

Production	24

MINING PROPERTIES	28

Zgounder Silver Mine	28

Boumadine	50

RISK FACTORS	75

Operational Risks	75

Financial Risks	86

DIVIDENDS	88

CAPITAL STRUCTURE	88

MARKET FOR SECURITIES	89

Trading Price and Volume	89

DIRECTORS AND OFFICERS	89

Directors and Officers	89

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	93

Conflicts of Interests	95

AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024	3

DATE OF INFORMATION, CURRENCY AND DEFINITIONS
All the information contained in this AIF is up to date as at December 31, 2024, unless stated otherwise. For greater certainty, this AIF sets forth the results for the fiscal year ended December 31, 2024 and is dated March 31, 2025.
All currency references in this AIF are in USD, unless otherwise indicated.
Capitalized terms and abbreviations used in the AIF but not otherwise defined have the meanings set out below unless the context otherwise indicates:
General
ACAB Policy means the Corporation’s Anti-Corruption and Anti-Bribery Policy.
AIF means this Annual Information Form.
AfriLab means African Laboratory for Mining and Environment.
AGSM means Aya Gold & Silver Morocco S.A.
ALS means ALS Global / ALS Laboratory.
Amizmiz means the Corporation's gold-bearing exploration property located in the Western High Atlas mountains, Morocco, 55 kilometers SSW from the city of Marrakech.
Audit Committee means the Audit and Risk Management Committee of the Board.
Azegour means the Corporation's property consisting of a mining permit a two exploration permits located in the Occidental range of the High Atlas mountains, in Morocco.
BGM means Boumadine Global Mining S.A.
Board means the Board of Directors of Aya.
BWI means Bond ball mill work index.
2023 Bought Deal Offering has the meaning set forth in “General Business – Year Ended December 31, 2023”.
Boumadine or Boumadine Project means the polymetallic deposit and exploration project located in in the Errachidia Province, in Morocco.
Boumadine Deposit means all of the resources within the mineralized envelope in the area covered by Boumadine Mining License.
Boumadine Mining License has the meaning set forth in “Mining Properties – Boumadine – Project Description, Location and Access”.
Boumadine Property means all of the licenses, permits and exploration authorization owned by Aya or its subsidiaries within the Boumadine area.
Boumadine Report means the NI 43-101 and 43-101F1 technical report entitled “Technical Report and updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated March 31, 2025, with an effective date of March 31, 2025, prepared for Aya and authored by David Lalonde, (P.Geo.) Patrick Pérez, (P.Eng.), both Qualified Persons.
Boumadine Report Authors means David Lalonde and Patrick Pérez.
BRPM means Bureau de Recherches et de Participations Minières.
Capex means Capital Expenditures/Capital Cost Estimate.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

CBCA means the Canada Business Corporations Act.
CCD means counter-current decantation.
CEO means Chief Executive Officer.
CFO means Chief Financial Officer.
CIL means carbon in the leach.
CIM means the Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards means the definitions for Mineral Resources, Mineral Reserves and mining studies adopted by the CIM Council (May 19, 2014), which are incorporated by reference in NI 43-101.
CIP means Carbon-in-Pulp.
CMT means Compagnie Minière de Touissit.
CGG means Compagnie Générale de Geophysique – Veritas.
COG means cut-off grade.
Corporation, we, our, us and Aya means Aya Gold & Silver Inc., and where applicable, its subsidiaries.
CTF means the Climate Technology Fund of the Climate Investment Funds.
CRMs mean certified reference materials.
DD means diamond drilling.
DF means Duro Felguera S.A. and Dufel Marruecos.
DRA means DRA Global Limited.
EBRD means European Bank for Reconstruction and Development.
EPC Agreements has the meaning set forth in “Material Contracts”.
EBRD Facility has the meaning set forth in “Material Contract – EBRD Agreements”.
EGRG means Extended Gravity Recoverable Gold.
EIA means an Environmental Impact Assessment.
Englobe means Englobe Inc.
EPC means Engineering, Procurement and Construction.
EPC Agreements has the meaning set forth in “Material Contracts”.
ESG means Environmental, Social and Governance.
ESIA means Environmental and Social Impact Assessment.
Existing Plant #1 has the meaning set forth in “Mining Properties – Zgounder Silver Mine – Processing and Recovery Operations”.
Existing Plant #2 has the meaning set forth in “Mining Properties – Zgounder Silver Mine – Processing and Recovery Operations”.
FEED means Front-End Engineering Design.
FORM 52-110F1 means FORM 52-110F1 Audit Committee Information Required in an AIF within Regulation 52-110 Respecting Audit Committees, ch. V-1.1, r. 28.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

GCIM means Groupement des Consultants et Ingénieurs du Maroc.
GMG means GoldMinds Geoservices Inc.
Guarantee Agreement has the meaning set forth in “Material Contract – EBRD Agreements”.
ICP means Inductively Coupled Plasma.
IFRS means International Financial Reporting Standards.
Indicated Mineral Resource is defined under the CIM Standards as that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource is defined under the CIM Standards as that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
Issue Price has the meaning set forth in “General Business – Year Ended December 31, 2024”.
IT Systems has the meaning set forth in "Risk Factors - Information Technology Systems and Cyber Security Threats".
LOM means life of mine.
MAD means Moroccan dirham.
Maya means “Maya Gold & Silver”, being the former name of the Corporation.
MD&A means management’s discussion and analysis of results of operations and financial condition of the Corporation, prepared in accordance with Form 51-102F1 “Management’s Discussion & Analysis”.
Measured Mineral Resource is defined under the CIM Standards as that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Mineral Reserves is defined under the CIM Standards as the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.
Mineral Resource is defined under the CIM Standards as a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge,
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
Modifying Factors are defined under the CIM Standards as considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Morocco means the Kingdom of Morocco.
Mineral Resource Estimate or MRE means Mineral Resource estimate.
New Plant #3 has the meaning set forth in “Mining Properties – Zgounder Silver Mine – Processing and Recovery Operations”.
NSR means Net Smelter Return.
NI 43-101 means National Instrument 43-101 “Standards of Disclosure for Mineral Projects” adopted by the Canadian Securities Administrators.
NI 51-102 means National Instrument 51-102 “Continuous Disclosure Obligations” adopted by the Canadian Securities Administrators.
NI 52-110 means National Instrument 52-110 “Audit Committees” adopted by the Canadian Securities Administrators.
Offering has the meaning set forth in “General Business – Year Ended December 31, 2024”.
ONEE means the Office National de l’Électricité et de l’Eau Potable.
ONYHM means the Office National des Hydrocarbures et des Mines.
Opex means Operating expenditures.
OTCQX means OTCQX® Best Market.
PEA means Preliminary Economic Assessment, as defined in NI 43-101.
POX means pressure oxidization.
PPA means Power Purchase Agreement.
Probable Mineral Reserve is defined under the CIM Standards as the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve is defined under the CIM Standards as the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
P&E means P&E Mining Consultants Inc.
QA/QC or QA or QC means quality assurance and/or quality control.
Qualified Person means a qualified person as defined in NI 43-101.
RC means reverse circulation drilling.
RQD means Rock Quality Designation.
SEDAR+ means the System for Electronic Document Analysis and Retrieval+.
SGS means SGS Canada Inc.
Shares means the common shares in the capital of the Corporation.
SNAM means Société Nationale des Autoroutes du Maroc.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

SOFR means the the Secured Overnight Financing Rate administered by the Federal Reserve Bank of New York.
SOMIL means Société Minière de Sidi Lahcen.
TCFD means Task Force on Climate-Related Financial Disclosures.
Tijirit means the gold project located in northwestern Mauritania, owned on a 75%-15%-10% basis by the Corporation, the Government of Mauritania and Wafa Mining.
Tirzzit means the Corporation's property consisting of seven permits located in the Anti-Atlas mountains, 25 kilometers SSW of Zgounder , in Morocco.
TSF means tailings storage facility.
TSX means the Toronto Stock Exchange.
TTF means the Tamerzaga-Timrachine Formation as further defined in “Mining Properties – Boumadine - Geological Setting, Mineralization, and Deposit Types”.
T28 means T28 percussion hammer drill rig (Jackleg drill).
Upsized 2023 Bought Deal Offering has the meaning set forth in “General Business – Year Ended December 31, 2023”.
USD or $ US means United States Dollar.
VTEM means versatile time domain electromagnetic.
XRD means X-Ray Diffraction.
YAK means percussion drill Yak.
Zgounder or Zgounder Silver Mine means the open pit and underground mine as well as all related infrastructure and licenses and permits described under “Mining Properties – Zgounder Silver Mine - Property Description, Location and Access”.
Zgounder Expansion or Zgounder Project means the construction project to expand the Zgounder Silver Mine from 700 tpd to 2,700 tpd capacity.
Zgounder Mining License means the mining license LE-393459.
Zgounder Silver Deposit means to the Zgounder silver ore body, the volume of mineralized material which includes the resources and reserve of the Zgounder Project currently in operation and its potential adjacent expansion known or unknown.
Zgounder Regional means all of the exploration permits and mining licenses outside of the Zgounder Mining License.
Zgounder Report or Feasibility Study means the NI 43-10 technical report entitled “NI 43-101 Technical Report – Feasibility Study Zgounder Expansion Project”, originally dated March 31, 2022, and amended on June 16, 2022, with an effective date of December 13, 2021, prepared for Aya by DRA, under the supervision of Daniel M. Gagnon (P. Eng.), with the participation of William Stone (P. Geo.), Antoine Yassa (P. Geo.), Jarita Barry (P. Geo.), Fred Brown (P. Geo.), Eugene Puritch (P. Eng., FEC, CET), Daniel Morrison (P. Eng.), André-François Gravel (P. Eng., PMP), Claude Bisaillon (P. Eng.), Julie Gravel (P. Eng.), Kathy Kalenchuk (Ph. D., P. Eng., PE), Hugo Della Sbarba (P. Eng.), Philippe Rio Roberge (P. Eng.), Richard Barbeau (P. Eng.), and Stephen Coates (P. Eng.), all Qualified Persons.
ZMSM means Zgounder Millenium Silver Mining S.A.
3-D means three dimensions.
2023 Underwriters has the meaning set forth in “General Business – Year Ended December 31, 2023”.
2024 Underwriters has the meaning set forth in “General Business – Year Ended December 31, 2024”.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Abbreviations

ABBREVIATION	DEFINITION
Ag	silver
Ag2S	silver sulfide
Ag3AsS3	silver arsenic sulfide
AgEq*	silver equivalent
Au	gold
AuEq	gold equivalent
cm	centimeter
Cu	copper
d	day
g	gram
gpt	grams per tonne
kt	kilotonne
ha	hectare
HCL	hydrochloric acid
Hg	mercury
HNO₃	nitric acid
H2O2	hydrogen peroxide
kg	kilogram
km	kilometer
koz	thousand troy ounces
kPa	kilopascal
kt	thousand tonnes
kV	kilovolt
L	liter
m	meter
mm	millimeter
M	million
MASL	meters above sea level
Moz	million troy ounces
Mt	million tonnes
NaCN	sodium cyanide
oz	troy ounce
Pb	lead
pH	potential of hydrogen
ppm	parts per million
S	sulphur
t	metric tonne
μm	micron ,micrometer
tpd	tonnes per day
tph	tonnes per hour
w	weight
Zn	zinc
* AgEq is referenced in the "General Development of the Business" section of this AIF to represent silver equivalents as reported in various Corporation press releases. Each press release specifies the exact formula used for calculating silver equivalents.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Note to Investors Concerning Certain Measures of Performance
This AIF discloses certain financial performance measures, including “cash and restricted cash”, that are non-IFRS financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other silver producers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods. For a description and reconciliation of “cash and restricted cash” to the most directly comparable IFRS measure, please refer to the section entitled “Non-GAAP Measures” in the Corporation's MD&A for the year ended December 31, 2024, dated March 27, 2025, available under Aya’s profile on SEDAR+ at www.sedarplus.ca., which section is incorporated herein by reference.
Technical Information
The scientific and technical information set out in this AIF has been prepared under the supervision of, or reviewed by, and approved by Mr. David Lalonde (P.Geo.), Vice-President, Exploration. and Mr. Raphael Beaudoin (P.Eng.), Vice-President, Operations, each a Qualified Person under NI 43-101.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

FORWARD-LOOKING STATEMENTS
Certain statements in this AIF, referred herein as “forward-looking statements”, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may occur, are forward-looking statements. These statements relate to, among other things, Aya’s plans, objectives, expectations, estimates, beliefs, strategies and intentions. Forward-looking statements can generally be identified with words such as “plan”, “aim” “expect”, “budget”, “strategy”, “scheduled”, “estimate”, “forecast”, “target”, “future”, “guide”, “likely”, “anticipate”, “believe”, “intend”, “intention”, “assume”, “commitment”, “potential”, “project”, “schedule”, “track”, “pursuit”, “goal”, “continue”, “ongoing” and similar expressions or statements to the effect that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
Forward looking statements in this AIF include, but are not limited to, statements with respect to:
•Aya’s future growth;
•results of operations (including, without limitation, past and expected future production and capital expenditures);
•anticipated financial and operational performance and results;
•business prospects and opportunities (including the timing and development of new deposits and the success of exploration activities);
•Aya's expectation regarding its ability to raise capital and grow its business;
•anticipated trends and challenges in Aya's business and the industry in which it operates;
•budgets;
•strategic plans;
•market price and demand for gold and silver;
•permitting or other timelines;
•government regulations and relations;
•the estimates of expected or anticipated results and economic returns from mining projects and operations at the Zgounder Silver Mine, as reflected in feasibility studies or other reports prepared in relation to development of the Zgounder Expansion;
•the accuracy of Mineral reserve and Mineral resources estimates at the Zgounder Silver Mine and Boumadine;
•estimated exploration expenditures and budgets to be incurred or allocated to exploration projects;
•the expectations related to the building of the powerline at Zgounder and its capacity of supporting the Zgounder Silver Mine’s projected expanded power requirement;
•the planned and expected timelines for and the progression of the completion of the various steps of construction of the new infrastructure and commissioning of the Zgounder Expansion as well as for the operations team’s mobilization and ore processing and silver production milestones;
•the guidance and corporate outlook provided for Aya’s activities in Morocco, including in relation to anticipated silver production;
•effects of the development plans related to the Zgounder Expansion, mining costs, and additional on-site health and safety initiatives on the Ag cash cost;
•preliminary results from exploration programs, including at Zgounder Regional and Boumadine;
•the intended use of the proceeds of public offerings to advance the business objectives,
•the Zgounder Expansion, the exploration programs at Boumadine and Zgounder and general corporate purposes;
•the statement to the effect that the PPA with Energie Éolienne du Maroc will allow for the new and existing processing plants and surrounding infrastructure to operate predominantly with renewable electricity;
•the objectives and ability of Aya to implement responsible mining and climate change initiatives in Morocco;
•the anticipated use of fieldwork to enhance Aya’s understanding of Tirzzit;
•the ramp up plan of Aya related to the Zgounder Expansion;
•the resiliency of the Zgounder Silver Mine to climate impacts;
•Aya’s ability or opportunity to spinout or sell certain properties, such as Amizmiz and Tijirit, in alignment with the terms and conditions of non-binding term sheets;
•Aya’s ability to develop its present properties, search, select and acquire valuable future exploration and/or producing properties and permits;
•Aya’s objective to minimize potential impacts of its mines and to continue to improve its environmental performance;
•Aya’s ability to deliver on its policy to conduct business in a way that safeguards public health and the environment;
•the conduction of Aya’s operations in conformity with laws and regulations, including those pertaining to environment, health and safety;
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

•the expectation that certain exploration permits will be effectively transformed into mining licenses or that mining licenses will be renewed;
•the price of silver and exchange rates;
•the timeline for commencement of a second construction phase at the Zgounder Silver Mine;
•the accuracy of the initial Capex and Opex for the Zgounder Expansion;
•the LOM of the Zgounder Silver Mine;
•the estimated project cash flows and economic viability of exploration and expansion projects;
•the objects of focus of the project developments in the upcoming years at the Zgounder Silver Mine;
•the sufficiency of the water and storage facilities as the Zgounder Silver Mine; and
•the pursuit of legal and commercial avenues to collect amounts owing to us under our contracts.
Forward-looking statements contained in this AIF are based upon a number of factors, assumptions and information currently available to management that Aya believes to be reasonable at the time of the statements. Key assumptions upon which Aya’s forward-looking information is based include Aya’s ability to raise additional financing when needed and on reasonable terms; Aya’s ability to achieve current exploration, development and other objectives concerning the Aya’s properties; Aya’s expectation that the current price and demand for gold and silver and other commodities will be sustained or will improve; Aya’s ability to obtain and maintain requisite licenses and necessary governmental approvals; Aya’s ability to attract and retain key personnel; general business and economic conditions and conditions, including competitive conditions, in the market in which the Aya operates.
Notwithstanding the foregoing, these forward-looking statements and underlying assumptions are inherently subject to significant business, economic and competitive uncertainties and contingencies which means that actual results performance, prospects and opportunities in future periods can differ materially from those expressed or implied with such forward-looking statements. A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking statements.
These factors include, without limitation:
•the risk factors included in the “Risk Factors” section of this AIF and those identified in documents incorporated by referenced herein;
•risks and hazards associated with the business of mineral exploration, development, and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins, and flooding);
•risks related to Aya’s operations in Morocco;
•the speculative nature of mineral exploration and development;
•diminishing quantities or grades of mineral reserves as properties are mined;
•the inability to determine, with certainty, the production of metals and cost estimates, or the prices to be received before mineral reserves or mineral resources are actually mined;
•inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies);
•fluctuations in forward markets for silver and other commodities (such as natural gas, fuel oil and electricity);
•restrictions on mining in the jurisdictions in which Aya operates;
•change of laws and regulations governing our operation, exploration, and development activities, including international laws and legal norms, such as those relating to Indigenous peoples and human rights;
•the Corporaiton’s ability to mitigate the risks pertaining to fund repatriation;
•expectations with respect to any future pandemics on our operations, and assumptions related thereto;
•Aya’s ability to correctly evaluate and mitigate the risks of fluctuations in interest and exchange rates;
•Aya’s ability to attract and retain employees and contractors at all levels with appropriate technical, business and management skills and operating experience necessary to execute its exploration, development and exploitation activities;
•Aya’s ability to obtain necessary permits and licenses, including for current or future operations, project development and expansion;
•Aya’s ability to maintain relationships of trust with our stakeholders and community support for its activities;
•inherent risks associated with tailings facilities and heap leach operations, including failure or leakages;
•work stoppages or other impacts of roadblocks, civil unrest, riots, terrorism, and other similar events;
•relations with and claims by local communities and non-governmental organizations;
•the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues
•risks relating to the reliance on third-party contractors, including for the operations of our open pit mine;
•fluctuations in currency markets;
•the volatility of the metals markets, and its potential to impact our ability to meet our financial obligations;
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

•the effectiveness of our internal control over financial reporting; and
•claims and legal proceedings that can arise in the ordinary course of business activities, including class action claims and derivative claims.
These factors should be considered carefully and prospective or existing investors should not place undue reliance on any forward-looking statements contained in them.
Forward-looking statements and other information contained herein concerning, among other things, mineral exploration and management’s general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis as well as assumptions based on data and knowledge of the industry which management believes to be reasonable, including, among other things, the ability to obtain any requisite Moroccan governmental approvals, the accuracy of mineral reserve and mineral resource estimates, silver price, exchange rates, fuel and energy costs, future economic conditions and courses of action. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties, and industry data is subject to change based on various factors. Readers are cautioned that the foregoing risk factors and assumptions are not exhaustive of all risk factors and assumptions which may have been used. In addition, please note that statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably mined in the future.
All of the forward-looking statements made in this AIF and the documents incorporated by reference herein are qualified by these cautionary statements and other cautionary statements or factors contained herein. Although Aya believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, these risks are not exhaustive; however, they should be considered carefully. If any of these risks or uncertainties materialize, actual results may vary materially from those anticipated in the forward-looking statements found herein. Due to the risks, uncertainties, and assumptions inherent in forward-looking statements, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Aya’s business plans, financial performance and condition and may not be appropriate for other purposes.
The forward-looking statements contained herein are made only as of the date hereof. Aya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
CORPORATE STRUCTURE
Name, Address and Incorporation
Aya Gold & Silver Inc. was incorporated pursuant to the CBCA on December 19, 2007. The head office of the Corporation is located at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, Canada, H3P 3C8. On February 27, 2018, articles of amendment were issued to consolidate the common shares of the Corporation on a 4 for 1 basis. On July 22, 2020, articles of amendment were issued to change the name of the Corporation from Maya Gold & Silver Inc. to Aya Gold & Silver Inc.
The Corporation is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland. Its common shares are listed on the TSX under the ticker symbol “AYA” and on the OTCQX under the ticker symbol “AYASF”.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Intercorporate Relationships
The following figure shows the intercorporate relationships among Aya and its material subsidiaries:
Figure 1: Intercorporate Relationships
•Aya Gold & Silver Maroc S.A., previously Compagnie Minière Maya-Maroc S.A., was incorporated on August 24, 2009 under the laws of Morocco. Its registered office is located at the corner of Boulevard Ibnou Sina and Rue Abou Rayane Al Falaki, 20370, Casablanca, Morocco. AGSM is involved in the exploration of mining properties located in Morocco.
•Zgounder Millenium Silver Mining S.A. was incorporated on October 19, 2013 under the laws of Morocco. Its registered office is located at corner Boulevard Ibnou Sina and Rue Abou Rayane Al Falaki, 20370, Casablanca, Morocco. ZMSM is involved in the development, ownership and operation of mining properties located in Morocco.
•Boumadine Global Mining S.A. was incorporated on December 31, 2019 under the laws of Morocco. Its registered office is located at corner Boulevard Ibnou Sina and Rue Abou Rayane Al Falaki, 20370, Casablanca, Morocco. BGM is owned on a 85-15% basis by Aya and ONHYM, respectively. BGM is involved in the exploration of mining properties in Morocco.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

GENERAL DEVELOPMENT OF THE BUSINESS
For additional information concerning the business developments described in this section, please refer to the relevant press releases available under Aya’s profile on SEDAR+ at www.sedarplus.ca.
THREE-YEAR HISTORY
Year ended December 31, 2022
Operations
On January 19, 2022, the Corporation reported 2021 operational results with a production of 1.6M oz Ag at the Zgounder Silver Mine, representing a 120% year-over-year increase in production. It was also reported that the Ag production in the fourth quarter of 2021 totaled 433,742 oz, a 6% increase compared with the 2020 fourth quarter, that the quarterly head grade was of 248 g/t and that the 2021 head grade was of 269 g/t and, that the throughput had increased to 716 tpd in the fourth quarter of 2021. The Ag recovery was reported to be of 82.4% for the fourth quarter of 2021 and of 82.1% for the year 2021.
On February 22, 2022, the Corporation announced results from its feasibility study to expand the Zgounder Silver Mine from 700 tpd to 2,700 tpd capacity. The project economics announced included a before-tax 5% net present value of $471M, a before-tax internal rate of return of 57%, an after-tax 5% net present value of $373M, an after-tax internal rate of return of 48%, a payback period of 1.7 years post expansion and an initial life of mine of 11 years. It was further announced that the increased throughput was expected to drive a 394% increase in annual Ag production, bringing it to 7.9M oz/year by 2024 and, that the annual revenue was expected to increase from $37M in 2021 to $172M by 2024, representing an increase of 364%. The Corporation also announced that that the initial proven and probable mineral reserves estimate of 8.59M t grading 257 g/t Ag for 71M oz of Ag positioned the Zgounder Silver Mine among the highest-grade silver projects globally. Additionally, it was announced that the LOM all-in sustaining cost was expected to be of $9.58/oz and, that the Zgounder Expansion was expected to be completed with the first silver pour planned for the first quarter of 2024.
On February 28, 2022, the Corporation announced the receipt of regulatory approval by Moroccan authorities of the EIA for the Zgounder Expansion. The Corporation also announced its partnership with the Biotechnology for Sustainable Development in Africa Foundation to develop and support local agribusinesses and provide access to international markets in the Askaoun region in Morocco.
On March 1, 2022, the Corporation announced initial drill results from its 2021 drill exploration program at its Imiter bis property in Morocco. Among other highlights, it was announced that new mineralization and many anomalous gold and silver values had been discovered within the middle and northeast zones within the 4 km initial strike, including hole IM-DD21-014 which intercepted 1.81 g/t Au over 2.20m, hole IM-DD21-013 which intercepted 2.74 g/t Au over 1m while hole IM-DD21-010 intercepted 2.24 g/t Au over 0.9m.
On March 30, 2022, the Corporation reported results for the fourth quarter and year ended December 31, 2021, including a record annual Ag production of 1,600,646 oz, operating cash flows of $17.5M, revenue from Ag sales of $34.3M, net income of $1,27M and a milling averaged 609 tpd throughput.
On April 5, 2022, the Corporation announced that, further to a tender launched by the Corporation in November 2021, Moroccan-based company TRAV SOUSS MASSA had been selected to carry out lateral underground development at the Zgounder Silver Mine and had already executed 314 m of development. The Corporation also informed that it had selected Canadian contractor CMAC-Thyssen to carry out the vertical underground mine development, including Alimak raises and that their mobilization to the site was scheduled for June 2022.
On April 21, 2022, the Corporation reported high-grade silver results from its drill exploration program at the Zgounder Silver Mine, including hole D28-22-2030-042 which intercepted of 4,101 g/t Ag over 14.4m, representing the thickest high-grade silver intercept publicly recorded on the property.
On May 13, 2022, the Corporation reported interim financial and operational results for the first quarter ended March 31, 2022, including Ag production of 308,345 oz, Ag sales of 406,808 oz, revenue of $9.2M, total ore processed of 62,001 t, mill recoveries reaching 80.4%, head grade of 192g/t and, a total milling rate of 689 tpd.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

On May 24, 2022, the Corporation announced that it has completed airborne geophysics surveys at its Boumadine and Imiter bis projects and was launching their 2022 drill exploration program at the Boumadine property.
On July 7, 2022, the Corporation reported that it had completed the FEED with Lycopodium Minerals Canada Ltd. and provided an update on the Zgounder Expansion. A simplified processing flowsheet was developed through the FEED phase. Procurement of the new plant was advanced with principal packages quotes already received. The company provided details on the earthwork contractor mobilization, start of detailed engineering of the future tailings storage facility and the underground development ongoing rate.
On August 12, 2022, the Corporation reported interim financial and operational results for the second quarter ended June 30, 2022, including the production of 459,061 oz of Ag, Ag sales of 439,080 oz, revenue of $8.6M, total ore processed of 59,995 t, mined 63,817 t mined, mill recovery of 87.9% and, operating cash flows for the period of $1.1M.
On September 13, 2022, the Corporation announced high-grade silver results and further continuity from its ongoing drilling program at the Zgounder Silver Mine, including with high-grade intercept TD-22-2075-155 extending a known zone down dip and highlighting near-surface potential and holes DZG-SF-22-102, -110, and -112 representing a cluster of significant intervals that open up a new high-grade zone below the 1,975m level.
On October 17, 2022, the Corporation reported, for the third quarter of 2022, record mine throughput and mill throughput of 825 tpd and 803 tpd, respectively, along with a production of 451,681 oz of Ag, head grade of 216 g/t mined and 232 g/t Ag mined and, an Ag recovery rate of 86,2%.
On November 1, 2022, the Corporation announced the launch of its 7,500-meter drill exploration program at Zgounder Regional and, an addition of 4,000m to the 2022 drilling program at Boumadine to explore strike length extensions and the central zone at depth. The Corporation also announced full results from the first phase of drilling at Imiter bis, which returned new mineralized intersections on the north target including hole IM-DD22-041 which intercepted 3.94 g/t Au over 5.0m and hole IM-DD22-039 which intercepted 1.46 g/t Au over 11.5m. The Corporation finally announced the mobilization and launch of the 25,000m drilling program at the Tijirit property in Mauritania.
On November 15, 2022, the Corporation reported interim financial and operational results for the third quarter ended September 30, 2022, including record mill and mine throughput of 758 tpd and 825 tpd, respectively, Ag production of 451,681 oz, Ag sales of 419,760 oz, revenue of $7.2M, combined mill recovery of 86.2%, operating cash flow of $5.7M and a financial position of $58.1M of cash. The Corporation also reported having completed over 7,000m of drilling on the eastern zone of the Zgounder Silver Mine and that the Zgounder Expansion was one time and on budget. Finally, the Corporation reported having completed 7,500m of the initial diamond drill hole program at Boumadine and having expanded budget twice to 17,500m, to follow up on promising results.
On December 21, 2022, the Corporation announced additional drill exploration results, confirming the extension of high-grade silver mineralization at depth towards the granite contact at the Zgounder Silver Mine, including ZG-22-64, intersected 2,074 g/t over 3.50m.
Corporate
On March 15, 2022, the Corporation announced that its subsidiary ZMSM had signed an agreement with the ONEE, Morocco’s state-owned utility, for the construction of a 90km, 60kV powerline and substation upgrades, ensuring access to clean energy long-term from ONEE’s electrical grid. The Corporation informed that the line is expected to be built over the next 2 years and will be capable of supporting the Zgounder Silver Mine’s projected expanded power requirements.
On April 7, 2022, the Corporation announced that its commons shares had commenced trading on the OTCQX under the ticker symbol “AYASF”.
On June 9, 2022, the Corporation announced the completion of its first mobile health clinic near the Zgounder Silver Mine.
On June 16, 2022, the Corporation announced that it had filed on SEDAR an amended version of the independent feasibility study technical report prepared in accordance with National Instrument 43-101, for the Zgounder
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Expansion. The amendments pertained to the replacement of certain members as external independent qualified persons and the did not change the mineral reserve estimates, economic analysis, conclusions, and recommendations of said report filed on March 31, 2022.
On September 12, 2022, the Corporation reported that it had reached an agreement with the ONYHM to acquire their 15% interest in the Zgounder Silver Mine project and five adjacent permits to the Zgounder Silver Mine for a total consideration of 67 million dirhams (approximately $6.5 million). The agreement entailed that the ONHYM would maintain its 3% royalty on the Zgounder Silver Mine property and, that a 3% royalty would be granted on production coming from the new permits.
On October 25, 2022, the Corporation announced that its subsidiary, ZMSM, secured a $100M debt financing package to support the Zgounder Expansion. The EBRD received final board approval to provide a senior debt facility of $92M, while the CTF will be providing a $8M tranche, pari-passu with the EBRD.
On November 4, 2022, the Corporation announced that it had filed a preliminary base shelf prospectus with the securities regulatory authorities in all the provinces of Canada (except the territories).
On December 1, 2022, the Corporation announced that its subsidiary, ZMSM, had entered into a multicurrency fixed price EPC contract with DF for the construction of the new process plant at the Zgounder Silver Mine. Mobilization to site was planned in early 2023 and commissioning of the plant in 2024. The Corporation has also announced that it had awarded contracts for the construction of its ball mill and crushing equipment package, in line with the Zgounder Expansion development timeline. See “Material Contracts – EPC Agreements”
On December 14, 2022, the Corporation announced the completion of its deal with the ONHYM to acquire its 15% interest in the Zgounder Silver Mine and five adjacent permits to the Zgounder Silver Mine, for the price and under the terms announced on September 12, 2022.
Year Ended December 31, 2023
Operations
On January 10, 2023, the Corporation announced its 2022 fourth quarter and annual silver production results at the Zgounder Silver Mine, including 661,621 oz of Ag produced, 63,283 t of ore processed at a head grade of 364 g/t, an Ag recovery rate of 89.9%, combined mill availability of 88.8% and mine production of 80,426 t, for the quarter. The Corporation also announced that, for the year 2022, a total of 1,880,707 oz of Ag was produced, 254,976 t of ore were processed at 265 g/t, there was an Ag recovery of 86.6%, the combined mill availability was 91.7% and the total mine production was of 283,090 t of ore.
On February 9, 2023, the Corporation provided guidance and a corporate outlook for the Corporation’s activities in Morocco. The guidance included Ag production of between 1.7 and 1.9 Moz, in-line with 2022 and, an exploration budget of $14.3 million of which $8.8 million was allocated to Zgounder.
On February 14, 2023, the Corporation announced new high-grade exploration drill results, which confirm the extension of mineralization by 20% south of the main mineralized trend and confirm the discovery of several parallel structures at Boumadine, including hole BOU-DD22-080 which intercepted 2,715 g/t AgEq over 1.40m and hole BOU-DD22-041 which intercepted 609 g/t AgEq over 3.6m.
On February 28, 2023, the Corporation announced additional drill results at the Zgounder Silver Mine, including with intercepts such as ZG-DCD-22-07, which intersected 846 g/t Ag over 9.5m, confirming high-grade mineralization at depth toward the contact with the granite.
On March 29, 2023, the Corporation reported results for the fourth quarter and year ended December 31, 2022, including a record annual Ag production of 1,880,707 oz, operating cash flow for the year of $9.6M, revenue of $38.2M, Ag sales of 1,935,154 oz, net income of $1.5M and milling operations averaging 699 tpd.
On April 19, 2023, the Corporation announced high-grade exploration drill results at Boumadine, including the definition of a new high-grade mineralized stockwork area that expands the south zone in such way that the main mineralized trend now extends over 3.4 km and remains open along strike and at depth, including with hole BOU-
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

DD23-095 which intercepted 192 g/t AgEq over 129.4 m and, hole BOU-DD23-092 which intersected 610 g/t AgEq over 6.6m.
On May 12, 2023, the Corporation announced interim financial and operational results for the first quarter ended March 31, 2023, including Ag production of 474,813 oz, Ag sales of 508,204 oz, revenue of $10.4M, total ore processed of 72,737 t, mill recoveries reaching 87.1%, average grade 235 g/t and, an average daily mining rate of 922 tpd.
On May 30, 2023, the Corporation announced additional drill results, confirming high-grade silver mineralization at the Zgounder Silver Mine, including hole ZG-RC-23-2260-70 in the open-pit area which intercepted 1,611 g/t Ag over 27m including 4,771 g/t Ag over 5.0m, which demonstrated the continuity of the deposit. The Corporation also provided preliminary results from the Zgounder Regional program, which, although anomalous, confirmed the potential for the discovery of satellite deposits for the Zgounder Silver Mine.
On July 5, 2023, the Corporation announced high-grade exploration drill results at Boumadine confirming the continuity and extension of the mineralized footprint south of the Boumadine Main Zone, including hole BOU-DD23-142 which intersected 475 g/t AgEq over 11.8m and, hole BOU-DD23-111 which intersected 539 g/t AgEq over 9.6m. The Corporation also announced the discovery of a new mineralized zone in the Northwest through the surface mapping program, with surface samples returning values up to 460 g/t AgEq over a >1.5km structure of N030 orientation. Finally, the Corporation announced that a first site visit was conducted by RSC Consulting Limited, which was mandated to conduct a NI 43-101-compliant mineral resource estimate of Boumadine.
On August 11, 2023, the Corporation announced interim financial and operational results for the second quarter ended June 30, 2023, including silver production of 526,703 oz, mill recovery of 87.3%, 72,190 t of ore processed, revenue of $9.6 M and operating cash flow of $3.7M. In terms of exploration and development, the Corporation announced having completed the following over the course of the quarter: 12,424m of drilling at Zgounder; 4,634m of diamond drill hole drilling on Zgounder Regional properties; 18.7km of the 36km diamond drill hole program at Boumadine and; the acquisition of the Tirzzit historical copper mine property in Morocco. The Corporation finally informed having settled a dispute with its former CEO.
On August 17, 2023, the Corporation announced an increase of its 2023 exploration program at its Moroccan properties including 40,000m added to the 2023 diamond drill hole program at Boumadine; 7,300m added to the 2023 diamond drill hole program at Zgounder Regional; 3,000m of surface drilling near the open-pit added to the 2023 diamond drill hole program at Zgounder and; an initial stream sediment and mapping campaign and a high resolution hyperspectral survey at Tirzzit.
On August 22, 2023, the Corporation announced exploration drill results from its Tijirit gold project, located in Mauritania. The results confirmed high-grade mineralization that will be used to complete the resources and reserves update for the project, including hole T23RC155 which intersected 10.40 g/t Au over 10.0m, and hole T23RC145 which intersected 12.86 g/t Au over 4.0m.
On September 6, 2023, the Corporation announced high-grade drill results at the Zgounder Silver Mine which continued to demonstrate continuity of mineralization from surface and at depth over the larger footprint of the deposit, including hole ZG-RC-23-2230-212 near the open-pit area to the East which intercepted 1,242 g/t Ag over 9.0 m.
On September 18, 2023, the Corporation announced high-grade exploration drill results at Boumadine, which extended the main mineralized trend by 400 meters and continued to demonstrate continuity of the Boumadine Main Zone, including hole BOU-DD23-143 which intersected 1,410 g/t AgEq over 9.3 m and, hole BOU-DD23-161 which intersected 664 g/t AgEq over 8.4m. The Corporation also announced the acquisition of a 6 km² exploration permit east of Boumadine.
On October 12, 2023, the Corporation announced high-grade silver drill results at the Zgounder Silver Mine, including the RC drill hole ZG-RC-C3-23-25 in the open-pit area which intercepted 480 g/t Ag over 17 m, and hole ZG-RC-C3-23-36 which intercepted 1,043 g/t Ag over 5.0m. The Corporation also announced the acquisition of 62.6 km² of exploration permits less than 25km east of the Zgounder Silver Mine as part of a reallocation of exploration permits by the Moroccan Directorate of Mines.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

On November 9, 2023, the Corporation reported results from metallurgical test work on its Boumadine project. The results reported were from a two-step process involving phase I consisting of a flotation circuit and, Phase II completed using the Albion ProcessTM. The results obtained were of 89% for Ag, 85% for Au, 85% for lead and 72% for zinc.
On November 14, 2023, the Corporation announced interim financial and operational results for the third quarter ended September 30, 2023, including an Ag production of 519,085 oz, Ag sales of 543,983 oz, mill recovery of 86.6%, 70,258 t of ore processed, revenue of $11.7M, and operating cash flow of $7.7M.
On November 20, 2023, the Corporation announced high-grade drill exploration results at Boumadine, including hole BOU-DD23-180 which intersected 1,039 g/t AgEq over 23.5m and hole BOU-DD23-184 which intersected 474 g/t AgEq over 30.1m. These results confirmed both continuity of the Main Trend and its potential from surface and over a very wide area. The Corporation also announced the acquisition of 2 new mining permits totaling 15.8 km² north-east and south-west of Boumadine and 1 new mining and exploration permit for a total of 20 km² west of Boumadine.
On November 29, 2023, the Corporation announced high-grade silver drill results from its at-depth drill program at the Zgounder Silver Mine, including diamond drill hole ZG-23-25 which intercepted 1,075 g/t Ag over 7.5 m, and diamond drill hole ZG-SF-23-037 which intercepted 1,356 g/t Ag over 4.0m. The results announced confirmed the mineralization at depth at the granite contact outside the resource boundary.
Corporate
On January 13, 2023, the Corporation announced that it had obtained a receipt for a final short form base shelf prospectus further to the filing of a preliminary short form base shelf prospectus, announced on November 4, 2022. The filing of the final short form base shelf prospectus will allow the Corporation, if it chooses, to make offerings of common shares, debt securities, warrants, subscription receipts, or any combination thereof, of up to CAD$200M during the next 25 months in Canada.
On January 17, 2023, the Corporation announced that it had entered into an agreement pursuant to which Eight Capital and Desjardins Capital Markets, as joint bookrunners and co-lead underwriters, together with a syndicate of underwriters (collectively, the “2023 Underwriters”), had agreed to purchase, on a bought deal basis, 8,485,000 Shares at a price of CAD$8.25 per Share for gross proceeds of CAD$70,001,250 (the “2023 Bought Deal Offering”). The Corporation informed that it intended to use the net proceeds of the 2023 Bought Deal Offering to advance its business objectives including for the advancement of its exploration program namely at Boumadine and Zgounder, the funding of the Zgounder Expansion, and for working capital and general corporate purposes.
On January 18, 2023, the Corporation announced the upsizing of its previously announced 2023 Bought Deal Offering and that it had entered into an amended agreement with the 2023 Underwriters pursuant to which the latter had agreed to purchase, on a bought deal basis, 9,697,000 Shares at a price of CAD$8.25 per Share for gross proceeds of $80,000,250 (the “Upsized 2023 Bought Deal Offering”).The Corporation agreed to grant the 203 Underwriters an over-allotment option to purchase up to an additional 15% of the Shares at the same price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Upsized 2023 Bought Deal Offering.
On January 25, 2023, the Corporation announced that it had closed its previously announced Upsized Bought Deal Offering of 11,151,550 Shares at a price of $8.25 per Share for gross proceeds of approximately CAD$92,000,000, including the full exercise of the over-allotment option in the amount of approximately CAD$12,000,000.
On February 7, 2023, the Corporation announced that it had closed the $100M EBRD Facility to support the Zgounder Expansion, previously announced on October 25, 2022. The key terms of the EBRD Facility include a $92M loan provided by the EBRD and a $8M loan provided by the CTF.
On February 16, 2023, the Corporation announced that its subsidiary, ZMSM, had entered into a 20-year PPA with Energie Éolienne du Maroc, for the procurement of renewable energy starting upon completion of the Zgounder Expansion. The PPA will allow the new and existing processing plants and surrounding infrastructure to operate predominantly with renewable electricity and supports the Corporation’s objective of implementing responsible mining and climate change initiatives in Morocco.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

On June 15, 2023, the Corporation announced that all nominee directors had been elected at its Annual General Meeting of shareholders and, that Ms. Annie Torkia Lagacé would be imminently appointed to fill the vacancy created the departure of Mr. Nolet de Brauwere, which would increase female Board representation to over 37%.
On June 29, 2023, the Corporation announced its acquisition of the the Tirzzit project, comprising: seven permits, including five exploration permits and two mining licenses, one of which hosts a high-grade historical copper mine; historical data including drill results and geophysics, which Aya will use to launch fieldwork to enhance its understanding of Tirzzit and; a property totaling 67.7 square kilometers.
On July 11, 2023, the Corporation informed that it had released its 2022 Sustainability Report, which sets out its 2022 performance and strategy in ESG matters and shares the story and journey behind the data.
On August 29, 2023, the Corporation announced the first drawdown on the EBRD Facility for the Zgounder Expansion, in the amount of $35M.
Year ended December 31, 2024
Operations
On January 11, 2024, the Corporation announced its 2023 fourth quarter results at the Zgounder Silver Mine, including a total of 450,046 oz of Ag produced, 66,449 t of ore processed at a head grade of 239 g/t, an Ag recovery rate of 86.7%, combined mill availability of 91.3% and mine production of 180,726 t of ore. The Corporation also announced that, for the year 2023, a total of 1,970,646 oz of Ag was produced, 281,634 t of ore were processed at 250 g/t, there was an Ag recovery of 86.9%, the combined mill availability was 93.6% and the total mine production was of 505,989 t of ore, consisting of a 78.7% increase compared with 2022, in line with its mine ramp up plan. The results beat the performance guidance provided by the Corporation for the year 2023.
On January 18, 2024, the Corporation announced high-grade drill results from its 2023 completed drill exploration program of 76,000 m at Boumadine, including hole BOU-DD23-223 which intersected 763 g/t AgEq over 38.3 m and, hole BOU-DD23-218 which intersected 1,409 g/t AgEq over 4.2m and 978 g/t AgEq over 5.8m. The results confirmed the continuity and grade of the Main Trend at Boumadine.
On January 31, 2024, the Corporation announced high-grade silver drill results from its at-depth drill program at the Zgounder Silver Mine. Results validated the very high-grade nature of the Zgounder Silver Mine, including with diamond drill hole G-23-54 which intercepted 1,846 g/t Ag over 7.0 m and hole DZG-SF-23-292 which intercepted 2,430 g/t Ag over 4.5m. Results also confirmed mineralization near the granite contact including with hole ZG-SF-23-055 which intercepted 672 g/t Ag over 7.5m and, hole ZG-SF-23-056 which intercepted 391 g/t Ag over 11.5m.
On March 5, 2024, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine, which continued to confirm high-grade silver mineralization near the granite contact. The results included holes ZG-SF-23-084 and ZG-SF-23-092 located in the Central Zone from the 1,950m level, which respectively intercepted 1,089 g/t Ag over 13.5m and, 322 g/t Ag over 17.6m.
On March 28, 2024, the Corporation announced financial and operational results for the fourth quarter and year ended December 31, 2023, including a record annual Ag production of 1,97M oz, annual ore processed of 281,634 t, cash flow generated by operating activities during the year of $21.2M, revenue of $42.8M, total Ag sales of 2,012,344 oz, and a net income of $5.3M.
On May 2, 2024, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine in Morocco, comprising holes DZG-SF-24-018 and DZG-SF-24-025, which intercepted 902 g/t Ag over 11.0m, including 1,453 g/t Ag over 6.5m and, 1,548 g/t Ag over 4.0m, including 5,794 g/t Ag over 1.0m, respectively. The results continued to confirm high-grade continuity of silver mineralization at Zgounder. Furthermore, it was announced that the new silver rich intercepts near the granite contact, demonstrated strong resource potential at depth at Zgounder.
On May 13, 2024, the Corporation announced new high-grade drill exploration results from its 2024 program of 120,000 m at Boumadine. The results announced extended the main mineralized trend by 800m and continued to demonstrate continuity of the Boumadine Main Zone, which remained open in all directions. The Corporation also
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

reported that it had secured the right to 7 additional exploration permits, expanding the Boumadine exploration footprint to over 198 km2.
On May 15, 2024, the Corporation announced its interim financial and operational results for the first quarter ended March 31, 2024, including , including an Ag production of 366,362oz, Ag sales of 238,266 oz, mill recovery of 81.8%, 106,880 t of ore mined , 81,331 t of ore processed and revenue of $5.1M. The Corporation also highlighted that it held 157,457oz of silver in concentrate inventory with an approximate fair value of $3.5 million as at March 31, 2024.
On June 26, 2024, the Corporation announced the beginning of commissioning activities at its new 2,000 tpd mill at the Zgounder Silver Mine. The announcement specified that the Zgounder Expansion was completed over 95%, with pre-commissioning activities ongoing in the main process plant areas, tests being conducted on the ball mill, the energization of the silver furnace and systems checks having been completed, the conveyors having been energized and tested, the retort and ventilation having been energized, the pre-commissioning of the renewable-energy power line nearing completion for energization and, the operations commissioning team being fully mobilized, and readiness activities processing in-line with its plan. The Corporation added that the Zgounder Expansion was on track for mill ore feed in early Q3-2024, that the mine’s electrical substation was complete along with the commissioning of the underground electrification, mobile maintenance workshop, and ventilation systems. The Corporation informed that the stockpile now holds over 275,000 t of medium-grade material, in preparation for full-scale commissioning, and in line with its start-up target.
On July 2, 2024, the Corporation announced high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine in Morocco, including hole DZG-SF-24-065 having intercepted 2,870 g/t Ag over 6.5 meters m, including 7,229 g/t Ag over 2.0m, which continued to confirm high-grade continuity of silver mineralization at Zgounder.
On July 3, 2024, the Corporation announced that it had completed commissioning of its electrical line and begun powering its Zgounder Silver Mine with renewable energy.
On July 9, 2024, the Corporation announced that the first silver pour was achieved one week prior at its expanded Zgounder Silver Mine and that the commissioning activities were progressing to plan.
On July 23, 2024, the Corporation announced preliminary results from its regional geophysical survey of Boumadine. The results announced highlighted the completion of an extensive 2024 regional airborne geophysical survey and multiple potentially parallel, on-trend conductive anomalies similar to known conductors identified at Boumadine main trend.
On August 14, 2024, the Corporation announced interim financial and operational results for the second quarter ended June 30, 2024, including Ag production of 432,667 oz, Ag sales of 521,971 oz, revenue of $13.7M, cash flow generated by operating activities of $5.3M,  total ore processed of 80,562 t, total ore mined of 114,025 t, combined mill recovery of 84.7%, and average grade processed of 196 g/t Ag.
On September 4, 2024, the Corporation reported additional high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine which continued to confirm high-grade continuity of silver mineralization, including hole DZG-SF-24-111 intercepted 2,372 g/t Ag over 6.5m; and 1,042 g/t Ag over 4.5mhole DZG-SF-24-098 intercepted 1,244 g/t Ag over 4.0m, including 2,242 g/t Ag over 2.0m.
On September 6, 2024, the Corporation provided an update on the Zgounder Expansion, informing that it was 98% complete as at August 30,2024, fully funded, and on budget. The Corporation also informed that its EPC partner, DF, had encountered issues during commissioning of the hydraulic unit of the ball mill and requested a two-month extension for hot commissioning and ramp-up of the Zgounder expanded plant.
On September 16, 2024, the Corporation announced new high-grade drill exploration results from its 2024 program of 120,000 m at Boumadine, including hole BOU-DD24-376 which intercepted 462 g/t AgEq over 2.8m, 2.25 g/t Au, 49 g/t Ag, 7.8% Zn, 0.6% Pb and 0.1% Cu including 2.0m at 494 g/t AgEq. This result extended the Boumadine strike length to 5.4km.
On November 7, 2024, the Corporation announced that the new Zgounder Silver Mine plant had begun processing ore, that it was mechanically complete and that hot commissioning was progressing well.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

On November 14, 2024, the Corporation announced announce its interim financial and operational results for the third quarter ended September 30, 2024, including Ag production of 355,927 oz, revenue of $11M,  total ore processed of 83,352 t, total ore mined of 120,985 t, combined mill recovery of 83% and average grade processed of 161 g/t Ag.
On November 19, 2024, the Corporation reported high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine, which showed good continuity of high-grade silver mineralization, including hole DZG-SF-24-172 which intercepted 2,165 g/t Ag over 21.0 m, including 4,600 g/t Ag over 3.5m and, hole DZG-SF-24-145 which intercepted 4,645 g/t Ag over 3.0m, including 6,703 g/t Ag over 2.0m.
On December 2, 2024, the Corporation announced that the first silver pour from its expanded Zgounder Silver Mine was completed on November 2, 2024. Additionally, it announced that the hot commissioning was now complete with the gravity circuit currently being commissioned and that all equipment and circuits were operating as expected.
On December 30, 2024, the Corporation announced that it had reached commercial production at its Zgounder Silver Mine on December 29, 2024. It informed that over a thirty-day period ending on December 29, 2024 a total of 45,683 t of ore were processed at the new mill, that processing rates averaged 84 tph, at 75% availability and, as such, the mill processed an average of 1,523 tpd, equivalent to 76% of nameplate capacity. Ag recovery was 79%.
Corporate
On January 3, 2024, the Corporation announced the release of its inaugural Climate Change Report that was prepared in alignment with the recommendations of the TCFD and outlines how Aya is addressing climate change risks and opportunities and the resiliency of its Zgounder Silver Mine to climate impacts.
On February 6, 2024, the Corporation announced that it had entered into an agreement pursuant to which Eight Capital, as sole bookrunner, together with a syndicate of underwriters including National Bank Financial Inc., as co-lead underwriter (collectively, the “2024 Underwriters”), had agreed to purchase, on a bought deal basis, 6,586,000 Shares, at a price of CAD$10.25 per Share (the “Issue Price”) for gross proceeds of CAD$67,506,500 (the “Offering”). The Company agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Shares at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. The Corporation informed that it intended to use the net proceeds of the Offering for the advancement of its exploration and development programs at Boumadine, the exploration program at Zgounder Regional, as well as for working capital and general corporate purposes.
On February 14, 2024, the Corporation announced that it had closed its previously announced Offering and that 7,573,900 Shares were purchased at the Issue Price, for gross proceeds of approximately CAD$77,600,000. In connection with the Offering, the 2024 Underwriters exercised their over-allotment option in full where an additional 987,900 Shares were purchased for aggregate gross proceeds of approximately CAD$10,125,000.
On February 20, 2024, the Corporation announced a third drawdown on the EBRD Facility for the Zgounder Expansion, in the amount of US $25M. The Corporation informed that a total of US$ 85M had been disbursed from the EBRD Facility and that the construction was approximately 83% complete and on budget.
On March 19, 2024, the Corporation announced that it had completed 50% of its airborne MobileMT geophysical survey and secured the right to 6 exploration permits at its Boumadine Project, bringing the Boumadine exploration portfolio to a total of up to 141.4 km².
On April 16, 2024, the Corporation announced that it had filed a Mineral Resource Estimate at its Boumadine Project. The Mineral Resource Estimate had an effective date of April 15, 2024, and incorporated drilling from 2018 until December 7, 2023, with the addition of 4 later drill holes with results received in early 2024. The Mineral Resource Estimate database consisted of 336 surface diamond drill holes totaling 96,301m.
On May 30, 2024, the Corporation announced the publication of its 2023 Sustainability Report for the year ended December 31, 2023, which presented the Corporation’s progress and achievements across a range of ESG practices and outlined the Corporation’s commitments to stakeholders.
On May 31, 2024, the Corporation announced that it had filed on SEDAR+ an updated independent technical report prepared in accordance with NI 43-101 for the Boumadine Project.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

On June 10, 2024, the Corporation announced that its Shares would be added to the S&P/TSX Composite Index effective prior to the open of trading on June 24, 2024.
On June 21, 2024, the Corporation announced that all director nominees listed in the management proxy circular had been elected as directors of Aya at its annual general meeting of shareholders held the same day and that, all the other proposed resolutions in the proxy circular had been passed by a majority of votes cast.
On June 24, 2024, the Corporation announced that it had completed its fourth and final drawdown under the EBRD Facility for the Zgounder Expansion. The fourth drawdown was in the amount of $15M and brought the total drawn to date equal to the total of the committed EBRD Facility at $100M. It followed a site visit by the lenders and their technical advisor.
On September 12, 2024, the Corporation reported that it had entered into non-binding term sheets for the spinout of its Amizmiz property and the granting of an option on its Tijirit gold project to Mx2 Mining and, that the transaction was subject to confirmatory due diligence and market standard closing conditions.
Recent events - 2025
Operations
On January 7, 2025, the Corporation announced additional high-grade silver drill results from its at-depth drill exploration program at the Zgounder Silver Mine, including holes ZG-RC-24-277 and ZG-RC-24-228 having respectively intercepted 2,425 g/t Ag over 17.0 m, including 6,311 g/t Ag over 5.0m and, 1,356 g/t Ag over 20.0m, including 1,799 g/t Ag over 14.0m. The silver grade results announced confirmed the continuity of silver mineralization at Zgounder.
On January 21, 2025, the Corporation provided an annual exploration update on its 2024 drill exploration program at the Zgounder Silver Mine and the Boumadine Project. Regarding the Zgounder exploration, the Corporation highlighted significant mineralization at depth toward the granite contact, extension of the open pit and West near the fault, including hole DZG-SF-24-172 which intercepted 2,165 g/t Ag over 21.0 me, including 4,600 g/t Ag over 3.5m and, hole ZG-RC-24-277 which intercepted 2,425 g/t Ag over 17.0m including 6,311 g/t Ag over 5.0m. Regarding exploration at Boumadine, the Corporation informed of the extension of Boumadine Main trend to 5.4lkm with intersections including hole BOU-DD23-223 which intercepted 763 g/t AgEq over 38.3m (1.53 g/t Au, 311 g/t Ag, 4.4% Zn, 1.8% Pb and 0.04% Cu) and, hole BOU-DD23-230 which intercepted 991 g/t AgEq over 17.6m (2.64 g/t Au, 247 g/t Ag, 7.7% Zn, 1.2% Pb and 0.3% Cu). The Corporation also informed of extension of Boumadine's Tizi zone to 2.0km with intersection such as hole BOU-DD24-310 which intercepted 445 g/t AgEq over 13.7m (4.9 g/t Au, 42 g/t Ag, 0.4% Zn, 0.4% Pb and 0.06% Cu) and, hole BOU-DD24-306 intercepted 1,021 g/t AgEq over 3.0m (11.5 g/t Au, 89 g/t Ag, 0.8% Zn, 0.2% Pb and 0.2% Cu).
On January 23, 2025, the Corporation announced that it had reached and surpassed the nameplate milling capacity at the expanded Zgounder Silver Mine and more specifically that, over a consecutive 30-day period ending on January 20th, 2025, the new plant processed a total of 65,990 t of ore, an average of 2,200 tpd and equivalent to 110% of nameplate capacity. Processing rates averaged 96 tph, at 96% availability and, Ag recovery was 85%.
On February 11, 2025, the Corporation announced production of 491,310 oz of Ag in Q4-2024 at its Zgounder Silver Mine and production of 383,515 oz of Ag, in January 2025.
On February 24, 2025, the Corporation announced an updated Mineral Resource Estimate at its Boumadine Project, which marked a 120% increase in indicated resources and 19% in inferred resources since the Corporation's April 2024 update.
On March 11, 2025, the Corporation announced production metrics for the month of February 2024, including Ag production of 357,333 oz or 12,762 oz per day, Ag recovery of 83% due to oxidized ore processing and plant shut down, combined mill availability of 88% and, mine production of 68,967t.
On March 26, 2025, the Corporation announced high-grade silver drill results from its drill exploration program at the Zgounder Silver Mine,confirm the presence of an additional high-grade zone to the west by the fault, reinforcing the potential to expand Zgounder resources at depth, including holes ZG-SF-24-290 and ZG-SF-24-259 near the granite contact which intercepted 23 g/t Ag over 10.0m and 2,055 g/t Ag over 4.5m and, 1,082 g/t Ag over 8.5m, including
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

2,133 g/t Ag over 2.7m, respectively. Additionally, holes ZG-RC-24-413 which intercepted 1,001 g/t Ag over 28.0 m, including 2,787 g/t Ag over 7.0m and, ZG-RC-24-452, which intercepted 1,364 g/t Ag over 14.0m, including 2,433 g/t Ag over 6.0m,confirmed the continuity of high-grade mineralization to the east, supporting our confidence in extending the open-pit operation.
On March 28, 2025, the Corporation announced financial and operational results for the fourth quarter and year ended December 31, 2024, including an annual silver production of 1,65M oz, annual ore processed of 358,919 t, annual revenues reported from silver sales having generated $39.1M and a robust financial position with $49.2M of cash and restricted cash1, as at December 31, 2024.
Corporate
On February 4, 2025, the Corporation announced it had secured the right to four additional mining licenses, expanding the Boumadine exploration footprint by 28.3% to over 272 km2.
BUSINESS
Aya is a publicly traded Canadian company focused on the operation, acquisition, exploration and development of silver and gold deposits. The Corporation currently has one operating asset – the 100% owned Zgounder Silver Mine, and one advanced stage development asset – the Boumadine Project, which it owns on an 85%-15% basis with ONHYM. The Zgounder Silver Mine, the Boumadine Project and its exploration assets, namely Zgounder Regional, Imiter-bis, Amizmiz and Azegour are located along the prospective South-Atlas Fault in Morocco.
Summary
The Corporation mines, produces, exports and sells its silver as dore, ingots and silver concentrate. Silver dore and ingots are sold to one customer in Switzerland based on either the prevailing spot over the counter price or the London Bullion Market Association silver price. Silver concentrate is sold to a Swiss trading company via an offtake agreement where silver is sold based on a 30-day average silver price from the date of sale less refining and treatment charges of approximately 15%. Silver can easily be sold on numerous markets throughout the world therefore, the Corporation is not economically dependent upon this specific customer.
In 2024, total sales of silver for the year amounted to $39,116,711 compared to $42,848,638 in 2023. Silver prices fluctuate widely and are affected by numerous factors such as, but not limited to, industrial and retail demand for the metal, macro economic conditions, inflation, exchange rates, interest rates, global and regional political and economic crises. The demand and supply of silver usually affects prices but not necessarily in the same manner as other commodities.
Production
The method of production at the Zgounder Silver Mine as of 2025 will be cyanide leaching to silver ingots. Previously, production also included silver concentrate from flotation. Silver concentrate production was stopped in January 2025. Since, only silver ingots are produced.
Aya significantly changed its mining operations at the Zgounder Silver Mine in 2021 by moving from a shrinkage-stope mining method to a cut-and-fill method. Furthermore, increased mechanization began in 2021 with the introduction of the mine’s first jumbo. The changes remained in effect in 2022 with a look towards increasing mechanization, while looking towards ramp up of production with bringing online the new plant in 2024.
1 Non-GAAP Measures, consisting of cash and cash equivalents of $30.9M and restricted cash of $18.2M (December 31, 2024). Please refer to the section entitled “Note to Investors Concerning Certain Measures of Performance” of this AIF for additional information about this measure.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

The year 2022 had a production of 1,880,707 oz, a 17.5% increase compared with 2021 (1,600,646 oz), the processing of 254,976 t of ore, at 265 g/t in 2022, a 13.6% increase compared with 2021, combined silver recovery of 86.6%, combined mill availability of 91.7%, and mine production of 283,090 t of ore.
In 2023, 1,970,646 oz were produced, an 4.7% increase compared with 2022. 281,634 t of ore were processed at a grade of 250 gpt through 2023. Mining rate significantly increased in preparation of the new plant commissioning and 493,340 t of ore were mined at a grade of 213 ppm. 88,586 t came from the open pit at a grade of 185 gpt, as per mining plan.
In 2024, 1,646,265 oz of silver were produced. 358,919 t of ore were processed at a grade of 171 gpt. The Zgounder Expansion was completed, commissioned and commercial production was declared on December 30, 2024. 444,375 t of ore were mined at a grade of 162 gpt. 182,914 t came from the open pit at a grade of 184 ppm.
Specialized Skills and Knowledge
The Corporation hired its personnel from different mining operations across Morocco, West African countries, Australia and Canada, amongst others, each of which are hosts to several higher education institutions specializing in mining engineering and geology, as well as to several significant mining companies and operations. The team has extensive skills, knowledge and experience in geology, engineering, mining planning, mining operations, legal and regulatory compliance, finance and accounting. This know-how and workforce pool allows Aya to advance its projects with confidence. See “Risk Factors – Availability of Workforce and Labour Relations”.
Competitive Conditions
Mining is a competitive industry, particularly in the acquisition of mineral reserves and mineral resources. Aya competes with numerous other mining companies, including larger and well-established mining companies with established capabilities and significant financial and technical resources, in the search and acquisition of prospective silver and other precious metals mining properties. Aya’s continued success and growth not only depends on its ability to develop its present properties, but also on its search, selection and acquisition of future valuable silver exploration and/or producing properties and permits. Although Aya is a fully permitted silver producer in Morocco, is well established and has a reputation as an effective operator, there can be no assurance that its acquisition or organic development efforts will succeed in the future. See “Risk Factors”.
Components
The Corporation imports most of its reagents and consumables such as cyanide, zinc powder, steel balls, flocculant, and lead nitrate from China and Europe. The prices are based on international market rates. The Corporation, with a view to manage market fluctuations and availability, maintains a four-month reserve at its storage facilities. The remainder of the raw materials are available locally without issue.
Cycles
Mineral exploration, development, and production are influenced by the cycles of mineral and commodity prices. Gold and silver prices can be highly volatile and are impacted by a variety of factors, including global supply and demand, inflation, exchange rates, interest rates, producers' forward selling, central bank buying and selling, production levels, and political, economic and financial conditions on both a global and regional scale, as well as other elements outside the Corporation's control.
Environmental Protection
Aya’s primary objective is to minimize potential impacts of its mines and to continue to improve its environmental performance. Each mine is subject to environmental assessment and permitting processes during development. The Corporation works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance.
Aya is subject to strict environmental laws and regulations in connection with its exploration, development, construction, mining, and reclamation activities in Morocco. Our policy is to conduct business in a way that
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

safeguards public health and the environment. All of Aya's mining, exploration and development activities are subject to local laws and statutory and regulatory requirements relating to the protection of the environment, including, but not limited to, air quality, water management and quality, solid and hazardous waste management and disposal, land use and reclamation. Failure to comply with these environmental laws or regulations could result in fines, penalties, the suspension or revocation of permits, civil sanctions or lawsuits. For a complete discussion on environmental risks and their potential impact on the Corporation see “Environmental Matters” and “Uninsured Risks” in the Risks Factors section of this AIF.
The Corporation’s total liability for reclamation and closure cost obligations on December 31, 2024 was $2,872,120. For more information, please see note 11 to the Corporation’s annual financial statements for the fiscal year ended December 31, 2024.
Permits
Exploration and production activities on the Corporation’s properties require permits from local authorities. Such activities are subject to local laws and regulations governing exploration activities, mining activities, exports, taxation, labor standards, health and safety, land use and environmental protection. Failure to comply with applicable laws and regulations and permit requirements or amendments to them could have a harmful effect on the Corporation and could cause an increase of capital expenditures, exploration costs or production costs, or a decrease in the levels of production. Such amendments or the implementation of such laws and regulations could further cause the abandonment or delay the development of certain properties of the Corporation.
In order for the Corporation to commence exploration or mining activities on its various properties, the Corporation must obtain all the required approvals and permits including local, provincial and other government approvals. Additional permits or studies, which may include environmental impact studies, are necessary prior to launching the mining phase on properties in which the Corporation may have an interest. To that effect, no assurance can be provided or obtained that the Corporation will be able to obtain or maintain all required permits to commence the construction, development or operation of mining facilities on these properties on terms which enable operations to be conducted at economically justifiable costs.
As of March 25, 2025, Aya owns or has options to own, in relation to all of its properties in Morocco: 20 mining licenses; 1 mining permit issued under the former mining legal regime in Morocco and currently in process of being converted into a mining license; 42 exploration permits, 8 of which are in the process of being converted into 2 distinct mining licenses, and one exploration authorization.
Employees
As at March 1, 2025, the Corporation had a total of 472 full-time employees, of which 20 employees worked in Canada and 452 in Morocco .
Foreign Operations
As at December 31, 2024, all mining properties in exploration and development of the Corporation as well as production activities and equipment are located in Morocco.
Social and Environmental Policies
The Corporation has a broad range of policies covering environmental, social and governance topics including the following, which are all available on our Website at: https://ayagoldsilver.com/corporate-governance/.
•Code of Business Conduct and Ethics
•Health, Safety, Environment, and Community Policy
•Human Rights Policy
•Anti-Corruption and Anti-Bribery Policy
•People Policy
•Whistleblowing Policy
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

•Workplace Harassment Policy
•Suppliers Code of Conduct
•Tailings Management Policy
Aya’s policies reflect its engagement to the health and safety of its workers, the environment, and local communities. It is applicable to all aspects of Aya's operations, including exploration, project development, mining, and closure and rehabilitation of mine sites. The policies apply to the directors, officers and employees of Aya. The policies also apply to Aya's suppliers, consultants, contractors and sub-contractors who do business with the Corporation. Employees are trained annually on the policies and suppliers are required to meet the standards set out in all corporate policies referenced therein, including the Suppliers Code of Conduct.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

MINING PROPERTIES
Zgounder Silver Mine
Current Technical Report
The information in this section which is of a scientific or technical in nature has been derived from the Zgounder Report and is stated as of its effective date, except for the updated information regarding: mining and exploration permits under "Property Description, Location Access"; production and pit depletion under “Mineral Resource and Reserve Estimates”; updated information related to drilling in "History", "Exploration" and "Drilling" and; updated information reflecting the new infrastructure and operations further to the completion of the Expansion Project under "Processing and Recovery Operations" and “Infrastructure, Permitting and Compliance Activities”.
The scientific and technical information set out in this section has been prepared under the supervision of, or reviewed by, and approved by Mr. David Lalonde (P.Geo.), Vice-President, Exploration. and Mr. Raphael Beaudoin (P.Eng.), Vice-President, Operations, each a Qualified Person under NI 43-101.
The Zgounder Report is available under Aya’s profile on SEDAR+ at www.sedarplus.ca.
Property Description, Location and Access
The Zgounder Project is a silver mining project located in Morocco, approximately 265 km east of the City of Agadir (population: 575,320), in the Taroudant Province.
Aya was authorized by the ONYHM to prospect and exploit base and precious metals at the Zgounder Silver Mine. The mining title number 09/2096 and exploitation permit No. 2306 (now mining license LE-393459) provide surface rights and access to the Zgounder Project and allows any type of mining. The mining license LE-393459 covers 16 km2. As of December 14, 2022, the Corporation completed its deal with the ONHYM to acquire its 15% interest in the Zgounder Silver Mine and five adjacent permits to the Zgounder Silver Mine. ZMSM then became a wholly owned subsidiary of Aya and, as part of the transaction, a 3% NSR was granted to ONHYM.
Table 4.1 below summarizes the ownership of Aya and of its subsidiaries in the 7 mining license and 24 exploration permits covering the Zgounder Deposit and the Zgounder Property, as well as their and dates of grant and expiry.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Table 4.1 Aya Mining Licenses and Exploration Permits in the Zgounder Property Area

Permit ID	Permit Type	Interest of Aya7	Area (km2)	Granted	Expires
LE-393459*	Licence d'exploitation	100% ownership	16	10/17/2017	10/16/2027
LE-383782**	Licence d'exploitation	100% ownership	16	7/28/2023	7/27/2033
LE-383784**	Licence d'exploitation	100% ownership	15.1	7/28/2023	7/27/2033
LE-393478**	Licence d'exploitation	100% ownership	11.9	11/16/2018	11/15/2028
LE-393507**	Licence d'exploitation	100% ownership	4.4	7/30/2018	7/29/2028
LE-393571**	Licence d'exploitation	option to earn 100% interest	52	8/4/2019	8/3/2029
LE-393612**	Licence d'exploitation	100% ownership	12.4	7/29/2022	7/28/2032
PR-3843287**	Permis de Recherche	100% ownership	13.9	6/17/2023	6/16/2026
PR-3843289**	Permis de Recherche	100% ownership	15.9	6/17/2023	6/16/2026
PR-3942111**	Permis de Recherche	100% ownership	71.1
PR-3942112**[4]	Permis de Recherche	100% ownership
PR-3942113**[4]	Permis de Recherche	100% ownership
PR-3942114**[4]	Permis de Recherche	100% ownership
PR-2341044**[4]	Permis de Recherche	100% ownership
PR-2341045**[4]	Permis de Recherche	100% ownership
PR-2341046**[4]	Permis de Recherche	100% ownership
PR-2341047**[5]	Permis de Recherche	100% ownership	15.62	7/29/2018	7/28/2022
PR-3842368**	Permis de Recherche	100% ownership	16	4/29/2024	4/28/2028
PR-3842385**	Permis de Recherche	100% ownership	15.8	4/29/2024	4/28/2028
PR-3842387**	Permis de Recherche	100% ownership	9.5	4/29/2024	4/28/2028
PR-3842394**	Permis de Recherche	100% ownership	13.1	4/29/2024	4/28/2028
PR-3842424**	Permis de Recherche	100% ownership	3.6	4/29/2024	4/28/2028
PR-3941549**	Permis de Recherche	100% ownership	4.2	3/23/2021	3/22/2025
PR-3941550**	Permis de Recherche	100% ownership	11.3	3/23/2021	3/22/2025
PR-3941551**	Permis de Recherche	100% ownership	12.4	3/23/2021	3/22/2025
PR-3941552**	Permis de Recherche	100% ownership	14.6	3/23/2021	3/22/2025
PR-3941553**	Permis de Recherche	100% ownership	9	3/23/2021	3/22/2025
PR-3941556**	Permis de Recherche	100% ownership	16	3/23/2021	3/22/2025
PR-3941557**	Permis de Recherche	100% ownership	6.9	3/23/2021	3/22/2025
PR-3941559**	Permis de Recherche	100% ownership	16	3/23/2021	3/22/2025
PR-3941282**[6]	Permis de Recherche	100% ownership	16
Notes:
(1)Mineral tenure information effective February 24, 2025.
(2)“Permis de Recherche” means "exploration permit" and “license d’exploitation” means "mining license".
(3)Mining license LE-393459 marked with * is the Zgounder Mining License and contains the Zgounder Deposit and permits marked with ** are located outside the Zgounder Mining License.
(4)Exploration permits PR-3942111, PR-3942112, PR-394-2113, PR-3942114, PR-2341044, PR-2341045 and PR-2341046 are currently being transformed into a single mining license.
(5)PR-2341047 is expired and is currently being transformed into a mining license.
(6)PR-3941557 is currently being transferred to ZMSM, awaiting new validity dates.
(7)For this table, Aya means Aya or one of its subsidiaries AGSM, ZMSM or BGM.
Accessibility, Climate, Local Resources, Infrastructure, and Physiography
The Zgounder Silver Mine is accessible from the City of Agadir via well-maintained paved highways N10 and P1706 that run east for 205 km to Taliouine in the Taroudant Province. Most of the remaining 61 km to the Zgounder Silver
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Mine are via a paved road to the village of Askaoun. The final 5 km drive to the Mine is via a dirt road. The Zgounder Silver Mine is also accessible via a 278 km drive on paved highway from the City of Marrakesh.
The Zgounder Silver Mine is located 2,000 MASL, on the western flank of the Siroua Massif in the Anti-Atlas Mountains. This region is separated from the influence of the Mediterranean climate by the High Atlas Mountains to the north, and therefore is subject to the Sahara Desert climate.
The main villages are located near rivers for water sources and select vegetation (cereals, vegetables and some trees). The local population is mostly Amazigh with a semi-sedentary lifestyle. The economy is principally supported by livestock, agriculture and food trade (saffron, potatoes, dates), and manufacture of traditional carpets. Basic supplies, such as food and limited accommodation, are available at Askaoun. The larger City of Taliouine offers more amenities and services. Special items must be purchased from Agadir.
The mining manpower for the Zgounder Silver Mine resides in nearby villages, located from 5 km to 10 km from the Zgounder Silver Mine site. Skilled labour is available in nearby villages and some inhabitants were employees of previous operators of the Zgounder Silver Mine.
The Zgounder Silver Mine site facilities include crew houses, offices, drill core shack, kitchen, change rooms, sport facility, two assay laboratories and their respective sample preparation laboratories. The mines consist of an open pit and an underground mine, accessible through various mine portals and surface roads. Since 2022, an open pit mine is in operation and various underground infrastructures were built. There are three mineral processing plants at Zgounder. The largest and the newest, which represents over 70% of the processing capacity was built in 2022-2024. There are five tailing dams at Zgounder, two of which are in operation. The three others are being closed and rehabilitated. The site benefits from a full 4G cellphone coverage used for internet connection and communication.
The Zgounder Project is powered from a 60kV electrical power line and the site includes a vast distribution network to various plants and mine infrastructures such as mine ventilators and cement backfill plants. Finally there are over 300,000m3 of water storage infrastructures and relevant pumping facilities.
The topography at Zgounder consists of moderately steep hills with high altitudes, in the range of 2,000 MASL, and low valleys with seasonal water flow in rivers. Vegetation is limited to minor alpine flowers, mosses, lichens and small evergreen trees. Wheat is cultivated on man-made terraces near the villages. The terraces are irrigated by springs and dams.
History
The Zgounder Deposit has a long history of intermittent exploration and mining activities from ancient times to present day. The Zgounder Deposit was first exploited between the 10th and 12th Century mainly in exposed oxidized zones with native silver stringers in veins. Since then, exploration campaigns and mining activities have been completed by SNAM-BRGM (1950-1979), SOMIL (1982-1990); BRPM (1990-1999); CMT (2000-2004) and Maya (2012-2020).
In 2014, Maya commissioned GMG to prepare a NI 43-101 compliant MRE and a PEA of the Zgounder Silver Mine, in order to resume mining and exploitation. Maya publicly disclosed a pre-feasibility study on May 2014, which was jointly prepared by GMG and SGS. Processing operations commenced in July 2014 and Maya announced the first silver pour in August 2014 and production of the first 20 silver ingots.
The surface diamond drilling programs of 2015 and 2017 allowed Maya to increase the Mineral Resource of Zgounder and intersect silver-rich mineralization in the East zone, close to surface. Maya also intersected very rich silver mineralization that probably corresponded to the extension of known underground mineralization at elevation 1,655 MASL.
On April 12, 2017, Maya commissioned GMG to prepare a MRE and PEA of the Zgounder Silver Mine. Maya publicly disclosed the MRE on January 8, 2018 and the PEA on February 5, 2018. The PEA was based on the January 8, 2018 MRE.
In 2021, Aya mandated P&E to prepare a new MRE based on new drilling information. A MRE was initially prepared in April 2021 and subsequently updated in December 2021, within the Zgounder Report.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

In 2022, Aya added 26,507m of DD and depleted the MRE with mining until December 31st, 2022.
In 2023, Aya added 25,889m of drilling (14,781m of DD and 11,108m of RC), and depleted the MRE with mining until December 31st, 2023.
In 2024, Aya added 88,074m of drilling (59,797m of DD and 28,277m of RC) . As of December 31st, 2024 the MRE was depleted with mining until then.
Geological Setting, Mineralization and Deposit Types
The Zgounder Deposit occurs within the Proterozoic Siroua Massif that occupies a transitional position between the northern mobile Panafrican Belt and the southern Eburnean Domain in the West-African Craton. The Siroua Massif is composed of geological assemblages belonging to the Precambrian I, II and III; each separated by major discontinuities. The oldest rocks of the Siroua Massif (P1) consist of gneisses and amphibolites unconformably overlain by ophiolitic complexes, volcano-sedimentary units, alternating schist-sandstones and limestones, quartzites, and turbidites (PII). The Zgounder Deposit occurs in the PIII assemblage (Late Neoproterozoic), which is characterized by felsic calc-alkaline/alkaline volcanic units corresponding to the initiation of rifting at the start of the Infracambrian-Cambrian Transgression.
The Zgounder volcano-sedimentary assemblage forms a large EW-oriented monoclinal structure with a general southerly tilt. To the north, the assemblage sits on an andesite basement, to the west it is intruded by the Askaoun Granodioritic Massif (PIII), whereas to the east, it is overlain by volcano-sedimentary rocks of the Ouerzazate series (PII) and Neogene phonolites.
The Zgounder series is divided into three units, which in stratigraphic (oldest to youngest) order are:
•Blue Formation (300 m to 400 m thick) composed of sandstone, greywacke and shale with layers of tuff and quartz keratophyre followed by an orange rhyolite unit;
•Brown Formation (350 m to 450 m thick) composed of micaceous schistose sandstone overlain by a 45 m thick dolerite sill/dyke; and
•Black Formation (900 m thick) containing at its base a felsic volcanic complex (ignimbrite, rhyolitic breccia, devitrified rhyolite) and forming the hanging wall rock of the silver mineralisation in the Brown Formation. To the south, the Black Formation transitions into sandstone, greywacke and conglomerate.
The Zgounder shale-sandstone strikes east and dips steeply to the south, forming the south flank of an anticline generated by north-to-south compression. There are four faulting and fracturing system sets at Zgounder:
East to West oriented set corresponding to the opening and filling of fractures with argillaceous material and to subvertical fractures:
• North to South oriented set;
• NNE to NNW oriented set dipping 60º to 75º E; and
• NNE-SSW sub-horizontal set.
The silver mineralisation occurs in three, commonly superimposed styles:
•Mm-thick beds of well crystallized, finely disseminated pyrite associated with quartz and other sulphides found in chloritized and tuffaceous pelitic layers of the Brown Formation with silver grades of 5 g/t to 25 g/t Ag;
•Native silver veinlets associated with proustite (Ag3AsS3), argentite (Ag2S) and filling micro-fractures discordant with the stratification and suggesting stockwork-type mineralisation; and
•Native silver dissemination with or without sulphide veinlets (sphalerite, galena, argentite and cinnabar) in brecciated sandstone-shale layers and spotted by nodules and flakes of chlorite and (or) carbonate.
The paragenetic sequence indicates 2 stages of mineralization: an early Fe-As stage (silver-bearing pyrite and arsenopyrite) and a later Ag-bearing polymetallic (Zn, Pb, Cu, Hg; sphalerite and chalcopyrite) stage. Native silver is
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

the most common silver mineral and forms an amalgam with Hg. Tension gashes originally trapped the silver mineralization within a NNE-oriented shear zone affecting the Brown Formation shale-sandstone beds containing anomalous Ag values. These mineralized structures were subsequently transposed by EW-oriented structures to form isolated Ag-mineralized lenses and bodies.
Zgounder is a low-sulphidation epithermal silver deposit hosted in Neoproterozoic age, sedimentary rocks.
Exploration
Since 2013, exploration programs included geological mapping, trenching, sampling and prospecting activities at Zgounder. These activities focused mainly on mineralized fracture sets. In addition, 3-D laser scan surveys were completed in all of the underground workings.
The purpose of these laser surveys was to generate accurate 3-D maps of the underground development and stopes.
Several exploration surface and underground drilling, channelling and trenching campaigns have been completed, starting in the 1980s by previous operators followed by Maya in 2013, 2015 and 2017 through 2019 and Aya in 2020-2024. The drilling database comprised a total of 7,908 holes for 397,520 m.
Percussion drilling (T28 and YAK-T28) is routinely used for production purposes and for exploration purposes. Data gathered from T28/YAK-T28 holes is used in Mineral Resource estimation and to identify new mineralized areas for short-term mine planning. A total of 4,523 T28/YAK-T28 holes for 110,042 m were drilled historically and until the end of December 2024 as exploration and production holes.
In addition to drilling, underground wall and roof channel sampling were performed on all adits, galleries and stopes. A total of 658 channels for 9,071 m are used in the drilling database supporting the Mineral Resource Estimate presented in Section 14 of the Zgounder Report.
Reverse circulation and percussion drill programs (T28) were completed in 2015, 2016, 2018 to 2019 and 2023 to 2024. The 2015 RC percussion hole data have not been included in the Zgounder database, due to issues with that program.
Drilling
In 2015, Maya completed a diamond drill program of 17 drill holes totaling 5,896 m. Native silver was observed in all eight of the holes drilled. The silver mineralization is associated with sphalerite and galena.
In 2016, a total of 1,598 m was drilled using T28 percussion drills on the 2000 and 2100 levels of the Zgounder Silver Mine. The percussion holes drilled in the North zone intersected some mineralized intervals and confirmed the extension to the east of Panel 9.
In 2017, Maya conducted a diamond drilling program planned and supervised by GMG.
The program consisted of 57 drill holes totaling 14,823 m of DD. A new zone was intersected to the East, where the mineralization was identified at the surface. At the North Zone, hole ZG-17-03 extended mineralization at depth from known occurrences (panels 8 & 9) at higher elevation. Similar mineralization was observed in drill hole ZG-17-10. Drill hole ZG-17-16 is the deepest hole drilled to date at Zgounder, with a depth of 684 m (at an elevation of 1,613 MASL). The drill hole intersected disseminated native silver over 3 m at 630 m and an altered granite contact was intersected at 653 m along the drill hole. Zinc in the form of sphalerite is associated with high-grade silver reaching up to 2.38% over 1.5 m. It was the first time that Aya intersected this type of mineralization at depth at Zgounder.
The 2019 RC drilling program consisted of 32 drill holes totaling 3,611 m that were drilled from the surface on the East Zone of the Zgounder Property. The RC drilling campaign aimed to provide a better understanding of the distribution, orientation and thickness of the mineralized structures, and to explore the vertical extensions of the exposed mineralized structures. The results confirmed the continuity of the known mineralized domains and new occurrences hosted in the same major East to West oriented structures. The RC drilling results of this campaign led to an underground diamond drilling program to explore the vertical extensions of the mineralization in the western
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

and the central part of the Zgounder Mine. Drill holes ZG-RC-1, -2, -3, -4, -5, -6, -7, and -9 intersected silver mineralization <50 g/t, in attempt to expand mineralized zones to the south.
In 2019, Maya completed an eight-hole drill program totaling 2,033.9 m. The drill program focused to the east, which corresponded to a new zone. This new zone covers an area of 200 m x 150 m that includes several mineralized envelopes, which are oriented mostly E-W with a vertical extent of 185 m below the surface intersected in drill hole ZG-19-01. The presence of the mineralization near the surface was confirmed by the trenches results (Trench 02 11 m at 130.9 g/t Ag) and requires further work to fully define the extent of mineralization.
In 2020 and 2021, Aya also conducted localized definition drilling using T28. Hole ZG-20-30, which intersected 1,946 g/t Ag over 9 m extended the strike to the east. Furthermore, hole ZG-20-31, located east of ZG-20-30, intersected 688 g/t Ag over 17.5 m.
Drill holes ZG-SF-20-03 and ZG-SF-20-07 from the underground drill program confirm extensions of mineralized lenses toward the west at underground level 1975. Additionally, drill hole ZG-SF-20-15 intersected several significant high-grade intervals including 1,505 g/t Ag over 6 m and 855 g/t Ag over 5.5 m, confirming high-grade silver mineralization at depth to the east and below the 1,975 m level. Drill holes ZG-SF-20-25 and ZG-SF-20-23 intersected 2,728 g/t Ag and 4,517 g/t Ag over 6 m and 3.5 m, respectively, below the previous (March 2021) Mineral Resources and to the east. Drill hole ZG-SF-20-18 intersected 854 g/t Ag over 12 m below the previous (March 2021) Mineral Resources. In the post-February 2021 period, drill hole T28-21-2125-203 intersected 2,417 g/t Ag over 12 m, drill hole T28-21-1975-253 returned 3,272 g/t Ag over 7.2 m, and drill hole T28-21-1975-253bis intersected 3,101 g/t Ag over 7.2 m. These three drill holes indicated continuity of high-grade mineralization in a previously untested area below current operations.
Diamond drilling programs were completed at Zgounder in 2015, 2017 and 2019 through 2021. A total of 84,362 m has been drilled in 449 surface and underground diamond drill holes at Zgounder. In 2015, Maya completed a diamond drill program of 17 drill holes totaling 5,896 m. Native silver was observed in all eight of the holes drilled. The silver mineralization is associated with sphalerite and galena. A 10 m sample from drill hole HL-Ext-012 was selected as a high priority sample to evaluate a sub-parallel mineralised trend north of the main Zgounder Deposit. This sample was collected from 31.3 m to 41.3 m in drill hole HL-Ext-012. GMG’s independent assay prepared and analyzed by Fire Assay at Bourlamaque Assay Laboratories Ltd. in Val d’Or (Quebec) returned an average grade of 1,098 g/t Ag. This drill hole was collared in the valley going northward and likely intersected an extension to the east of the northern body. Three diamond holes were drilled in West zone. Sulphide mineralization consisting of sphalerite, galena and pyrite was encountered in altered sandstone. Multi-element analysis, particularly for zinc, lead and copper, led to identification of at least two important polymetallic corridors with horizontal widths of approximately 25 m and 40 m, extending over 1,000 m in length, with shoots of higher-grade silver mineralization.
In 2020, the initial DD program at Zgounder was expanded twice to follow-up on promising results, completing the year with 13,904 m of surface and underground diamond drilling. Aya extended the mineralization approximately 90 m along the eastern strike extension and at depth. Drilling at the Zgounder Silver Mine commenced in September 2020 and continued to mid-January 2021. Four diamond drills were operating on surface and two drills operated underground. High-grade mineralized extensions were encountered at 408 m and 467 m (ZG-20-04 and ZG-20-09, respectively) from surface, which indicates potential for new underground mineralized zones. In addition, drill holes ZG-20-19 and ZG-20-22 both extend the mineralization eastward. The results confirm high-grade silver mineralization below the current mining operations (ZG-20-06) with an intercept of 4.0 m at 9,346 g/t Ag. In addition, drill hole ZG-20-01 confirms new high-grade mineralization at depth at the granite contact. Results from drill hole ZG-20-13 confirm high-grade Ag mineralization at depth with an intercept of 5.5 m at 1,273 g/t Ag. In addition, drill hole ZG-20-36 intercepted 1,587 g/t Ag over 3 m, confirming a new high-grade extension to the east.
In the post-February to December 2021 period, 166 surface and underground diamond holes were drilled totaling 33,987 m at Zgounder. The drilling campaign had two objectives: increase the confidence level of the exploration target area identified in the March 2021 resource estimate; and further extend mineralization in the eastern part of the Deposit. Up to eight diamond drill rigs were in operation on the permit. Hole ZG-SG-21-67 encountered 1,383 g/t Ag over 13.5 m to extend the mineralization trend below the 1975 level; drill hole ZG-21-51 intersected 1,615 g/t Ag over 8.5 m to confirm eastern vertical continuity 200 m below surface; hole ZG-21-50 returned 2,446 g/t Ag over 4.0 m continued definition of high-grade mineralization below the 2030 m Level; drill hole ZG-21-43 (surface) returned 2,311 g/t Ag over 2.0 m to continue definition of eastern high-grade mineralization. An outcome of this DD program was extension of the mineralized strike length eastward by an additional 375 m.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

In 2022, 288 surface and underground diamond holes were drilled totaling 35,993 m at Zgounder. The objectives of the campaign were to better define the existing resources and to extend mineralization both at depth and toward the East. To support the eastern target exploration, 4 trenches for 543 m were completed. In addition, 695 T28 and YAK-T28 holes totaling 20,056m were completed. Historical best results came from TD28-22-2000-308 with 3,956 g/t Ag over 21.6 m while several other important intersections like DZG-SF-22-176 with 4,980 g/t Ag over 7.5 m ZG-DCD-22-06 with 5,132 g/t Ag over 2.5 m successfully extended the mineralization at depth.
In 2023, 333 surface and underground diamond holes were drilled totaling 37,205 m at Zgounder. The objectives of the campaign were to better define mineralization at depth toward the granite. To support the open-pit operation, 404 RC holes for 13,328 m were completed. In addition, 720 T28 and YAK holes totaling 20,381m were completed.
In 2024, 602 surface and underground diamond holes were drilled totaling 59,797 m at Zgounder. The objectives of the campaign were to complete the definition at depth and in the eastern area near the open pit mine. To support the open-pit operation, 472 RC holes for 28,277 m were completed. In addition, to support grade control activities, 12,917m of T28 and 9,680 m of YAK drilling were completed.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Sample Preparation, Analysis, Security and Data Verification
Logging and Sampling
Logging drill core or RC chipped materials and sampling are performed at the Zgounder Silver Mine drill core shed facility. Internationally accepted procedures and standards are applied by Aya’s technical team.
Drill core logging is carried out directly into Geotic Log since January 2022, significantly increasing the speed and the integrity of the data set. Geotic Log greatly improved the quality of the data by increasing the validation process and eliminating transcription errors. Each hole, once fully described, are validated by a geologist and by the database administrator before being integrated into the Geotic database.
Digital photographs are taken of the drill core and drill core recovery, RQD, basic geotechnical information, geological and structural elements are recorded in the drill logs. Samples for bulk density determination are also selected.
Nominal drill core sample intervals are 1.0 m and 1.5 m, but are adjusted to respect lithological contacts or abrupt changes in mineralization, generally between 0.3 m to 2.0 m. Hard drill core material is cut using a diamond-blade saw. The rock saw operator cuts along contacts between samples along a line drawn by the logging geologists.
One-half of the drill core is placed into a polyethylene bag with a sample tag and sent to the assay laboratory for analysis, and the remaining half-drill core is carefully returned to its original position in the drill core boxes. An arrow to mark downhole direction is drawn along each drill core sample by the geologist, for future reference. Paper sample tags are stapled to the drill core boxes at the end of the sample intervals. Sample books were utilized with pre-recorded, unique sequential number tags reserved for QC samples at pre-determined locations.
Bulk Density Determination
Bulk density determination is performed onsite by Aya geologists, with the water immersion method selected as an appropriate method to determine the bulk density of rocks at Zgounder.
Aya’s protocol calls for the determination of wet (moisture percent) and dry densities of mineralized and barren samples. Full drill core pieces of approximately 10 cm to 15 cm are used for the determinations. When this process is complete, the drill core is cut and one-half is returned to the original location in the drill core box, with a piece of flagging tape stapled to the box to aid with future sample identification.
Bulk Density Factor for Each Rock Type and Mineralized Material Observed at the Zgounder Project

Facies	Rock Code	No. Samples	Dry Bulk Density
Brown Formation
Schist + Ag	300	62	2.76
Schists not mineralised	200, 310, 320, 330, 350	256	2.75
Schist + Pyrite	340	20	2.77
Volcanics
Andesite	400	7	2.54
Diorite	500	19	2.70
Rhyolite	475	30	2.67
Intrusives
Pink Granite	600	5	2.61
Granodiorite	650	26	2.71
Fault (BX, Cis, FZ)	70	0	2.70
	Total	425
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Preparation and Analysis
Sample preparation and analysis for samples collected from T28 production drilling are carried out in Aya’s laboratory facilities at the Zgounder Silver Mine. Chip samples collected from the T28 drilling operation are collected on a 1.2 m length basis. The samples are dried and analyzed for silver at the Zgounder Silver Mine laboratory using aqua regia (1/3 HNO₃ and 2/3 HCL) with atomic absorption finish. In October 2020, Aya’s geologists began inserting CRMs, blanks and duplicates, in accordance with industry accepted QA/QC procedures. Select pulps were also sent to ALS in Seville, Spain laboratory for external check assays of Ag only, using aqua regia and atomic absorption spectroscopy finish.
Sample preparation and analysis for samples generated from diamond drill holes are performed by AfriLab; the preparation is made directly on site since April 2022 in the newly installed AfriLab preparation unit. The prepared pulps are then shipped to AfriLab Laboratory in Marrakesh, Morocco. All individual samples represent approximately one-metre length ½-cut drill cores, with half of the drill core length stored on-site for reference.
Since 2024, a new modern assay laboratory was commissioned by ALS. The laboratory includes sample preparation, fire assay, and microwave plasma assay (MP-AES).
The table below lists various independent and reputable Spanish, Moroccan, and Canadian laboratories used since the 1980s and includes the laboratory certification/accreditation details.
Summary of the Independent and Reputable Assay Laboratories Used Since 1980s

Drill Program	Sample Preparation	Analytical Laboratory	Analytical Methods	Accreditation / Independent of Aya
1980s to present	Aya	Aya	Aqua Regia ICP-AES	None	No
2013	ALS Val d’Or, Canada	ALS Val d’Or	AG-GRA21	ISO/IEC 17025:2017	Yes
2015 to present	AfriLab, Morocco	AfriLab	Aqua Regia ICP-AES	SGS MA20/819942595	Yes
2015	ALS, Seville, Spain	ALS Spain	AG-GRA21	INAB NO.173T	Yes
2019 to present	AfriLab, Morocco	ALS Spain-Ireland	AG-GRA21	INAB NO.173T	Yes
Zgounder Laboratory Sample Preparation and Analysis
Prior to the 2020 drilling program, all percussion drilling samples were prepared and analyzed at the Zgounder Silver Mine laboratory. Samples are completely crushed to 80% passing 2 mm and riffle-split to obtain a 100 g subsample, which is then pulverized to a pulp 80% passing 75 μm.
Each sample is subject to chemical digestion using aqua regia. The solutions are analyzed by atomic absorption spectrometer. Fire assay is used for high-grade silver samples.
AfriLab Laboratory Sample Preparation and Analysis
The total sample is crushed to <2 mm with a passing rate of 85% using a ROCKLABS jaw crusher. A sieving operation is used to ensure the sample is 85% <2 mm. To control the risk of contamination, the jaw crusher is cleaned thoroughly between each sample using compressed air and local waste rock.
The crushed sample is then divided using a Riffle splitter, to have a sub-sample of between 250 g to 300 g. The splitter is cleaned thoroughly between each sample using compressed air.
The sub-sample is pulverized using a ROCKSLABS pulverizer. Pulverizing performance is targeted to a size of 85% of the sample at <75 μm. One sample in twenty is selected at random to verify this performance, by wet sieve test (standard 75 μm sieve).
Silver is analyzed by atomic absorption after aqua regia. Silver grades of >200 g/t Ag are further analyzed by a fire assay method.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

ALS Laboratory Sample Preparation and Analysis
After ALS logs the sample into its tracking system, the sample is crushed, riffle split, and then pulverized to >85% passing 75 μm screen. Routine QC pulp testing is randomly carried out on at least one in 50 samples. Silver is analyzed by fire assay fusion with gravimetric finish.
Security – Chain of Custody
Drill core is under ZMSM’s control from the drill site, where ZMSM geologists supervise operations, to the drill core shed at the mine site, where drill core boxes are transported at the end of each shift for logging, cutting and sampling. Prepared samples are stored at the Aya facility until a sufficient number of samples have accumulated, at which time samples are packed into 50 litre plastic drums and transported to the AfriLab preparation facility on site, or to the ALS laboratory in Seville, using a commercial transport group. Samples analyzed by ALS in Ireland are shipped directly to the ALS facility in Ireland from the ALS laboratory in Seville, Spain and tracked through ALS’s Global Enterprise Management System.
All samples remain under constant surveillance until delivery to the laboratory facility, thereby preserving a continuous chain of custody.
When logging and sampling are completed, the drill core boxes are safely stored at the warehouse with the coarse reject and pulp samples returned from the laboratory.
Mineral Processing and Metallurgical Testing
A main composite and five variability samples were selected to represent the ore body spatially, by lithology and to cover a range of grades. Comminution testing showed all the samples can be classified as very hard but only mildly abrasive. Mineralogical examination revealed the potential for nugget effects as a few unexpectedly large silver particles were observed. Gravity concentration testing yielded an average gravity recovery of 15% for conventional tests and 34% for the EGRG test. This is sufficient to warrant inclusion of a gravity concentration step. Whole ore rougher flotation tests showed an insensitivity to grind size hence a P₈₀ of 100 microns was adopted for the remainder of the test program. Comparative cleaner flotation tests showed a significant shift of the grade vs recovery curve when regrinding the rougher concentrate to 80% passing 20 microns. Locked cycle tests (LCT) revealed that inclusion of a gravity step would results in a small improvement in overall silver recovery.
Cyanidation tests were performed on whole-ore, gravity tails as well as both flotation products. Whole-ore cyanidation yielded an 89% silver recovery. Leaching of flotation tails yielded silver extractions of around 65% at a NaCN consumption of 1.4 kg/t. Pre-oxygenation tests indicated that the cyanide consumption can be effectively curbed through oxidizing cyanide consumers prior to and during the initial part of the leach. The NaCN consumption decreased to 0.96 kg/t at a constantly maintained concentration of 2 g/l. Further reductions are possible at lower cyanide concentrations, but the silver extraction also decreases.
Leaching of flotation concentrate showed a sensitivity to NaCN with the extraction of silver increasing by 5% when increasing the NaCN concentration from 4 to 12 g/l. Unfortunately, the cyanide consumption also doubled over this range. Tests performed using samples of the current operating flotation plant concentrate showed that it behaves similarly to the samples tested during this testwork program.
Merrill-Crowe cementation tests indicated that almost all (>99.8%) of the silver will precipitate from the combined pregnant solutions and that excess zinc is not required.
Cyanide destruction tests were conducted on barren solution from a cementation test at 4 different hydrogen peroxide additions. It showed an optimum minimum free cyanide is achieved when adding 250% of the stoichiometric H2O2 requirement.
Carbon adsorption kinetic and equilibrium tests were conducted to derive modelling parameters for subsequent simulations of various CIP scenarios. These showed that a 12 t/d carbon advancement through an 8-stage carousel with 12 tonnes carbon in each tank would yield loaded carbon silver grades of around 5.5 kg/t and dissolved silver losses of 0.34 mg/l. It may be more economical to target even higher loadings in order to decrease elution costs at the expense of additional dissolved losses. When moving only 10 t/d the predicted dissolved loss can be expected to increase to 0.5 mg/l which is still acceptable and justifiable given the saving in elution costs.
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Flotation concentrate samples were subjected to dynamic settling test. These showed that a 66% w/w solids underflow density is achievable at a unit rate of 0.2 m2/(t/d). This would decrease to 59.9% w/w solids at 0.12 m2/(t/d). A critical solids density of 68% w/w solids was established with a yield stress of 36 kPa (unsheared). CCD thickener testing and modelling showed a 5 stage CCD train would provide 99.5% washing efficiency using 1.69 m3/t washing water.
Sedimentation testing of the flotation tailings showed that a 54% underflow density is readily achievable at a unit area of around 0.22 m2/(t/d) but it demands 110 g/t flocculation.
Variability testing yielded overall silver recoveries ranging from 84.4% to 94% when subjecting these samples to tests mimicking the selected flowsheet.
Mineral Resource and Mineral Reserve Estimates
Metal prices used for the MRE in the Zgounder Report are listed in Table 1.4 .
For the economic analysis of the Zgounder Expansion, a silver price of $22.00/oz was used.
Table 1.4 – Silver Metal Prices Used for the Mineral Resources and Mineral Reserves Estimates

Unit	Mineral Resource Estimate	Mineral Reserves Estimate
$US/oz	22.00	20.00
Mineral Resource Estimate
The MRE incorporates drilling carried out on Zgounder between February 2018 and December 2021. The MRE is reflected in the Zgounder Report which effective date is December 13, 2021 and is summarized in Table 1.1, along with the depleted MIRE. The depleted Mineral Resource and Reserve Estimates were prepared by Mr. David Lalonde, P. Geo., Vice-President, Exploration of the Corporation, a Qualified Person. In preparing the estimates, Mr. Lalonde has taken account of changes to the mineral reserves and resources due to mining depletion as of the effective date of the Zgounder Report to December 31, 2024. The changes to the resource and reserve report reflect mine depletion due to mining activities; no other adjustments to the estimate have been made to the mineral resource and reserve estimate in the Zgounder Report. All economic parameters are based on the Zgounder Report. All risks associated with the Zgounder Silver Mine are defined in the risks section of the Zgounder Report. Disclosure follows assumptions and parameters used in the Zgounder Report.
As at December 31, 2024, at a cut-off grade of 65 g/t Ag, Pit-Constrained Measured and Indicated Mineral Resource totals 236 kt grading 566 g/t Ag for 4.3 Moz Ag. At a cut-off grade of 75 g/t Ag, out-of-pit Measured and Indicated Mineral Resource totals 8.0 Mt grading 322 g/t Ag for 82.8 Moz Ag and Inferred Mineral Resource totals 542 kt grading 367 g/t Ag for 6.4 Moz Ag. At a cut-off grade of 50 g/t Ag, tailings Indicated Mineral Resource totals 272 kt grading 94 g/t Ag for 817 koz Ag. Rom-Pad Measured and Indicated Mineral Resource totals 336 kt grading 153 g/t Ag for 1.7 Moz Ag. The Measured and Indicated Mineral Resources for Zgounder totaling 8.9 Mt averaging 315 g/t Ag for 89.6 Moz Ag.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Table 1.1 –Mineral Resource Estimate and Depleted Mineral Resource Estimate (1-15)

Area	Class	Cut-Off (1)	Cut-Off depleted (2)	Tonnes (1)(2)	Tonne depleted (2)	Ag(1)	Ag depleted (2)	Ag(1)	Ag depleted(2)
		(Ag g/t)	(Ag g/t)	(kt)	(kt)	(g/t)	(g/t)	(koz)	(koz)
Pit Constrained	Measured	65	65	108	108	477	477	1,656	1,656
	Indicated	65	65	406	128	325	642	4,242	2,633
	Measured +Indicated	65	65	514	236	357	566	5,898	4289
	Inferred	-	-	-	-	-	-	-	-
Out-of-Pit	Measured	75	75	3,403	2,531	343	394	37,527	32,053
	Indicated	75	75	5,576	5,479	289	288	51,810	50,773
	Measured +Indicated	75	75	8,979	8,010	309	322	89,337	82,826
	Inferred	75	75	542	542	367	367	6,395	6,395
Rom-Pad	Measured	-	-	257	336	163	153	1,340	1,658
	Indicated	-	-	-	-	-	-	-	-
	Measured +Indicated	-	-	257	336	163	153	1,340	1,658
	Inferred	-	-	-	-	-	-	-	-
Tailings	Measured	-	-	-	-	-	-	-	-
	Indicated	50	50	272	272	94	94	817	817
	Measured +Indicated	50	50	272	272	94	94	817	817
	Inferred	-	-	-	-	-	-	-	-
Total	Measured	-	-	3,511	2,975	347	370	39,183	35,367
	Indicated	-	-	6,254	5,879	283	287	56,869	54,223
	Measured +Indicated	-	-	9,765	8,854	306	315	96,052	89,590
	Inferred	-	-	542	542	367	367	6,395	6,395
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

1.	December 13, 2021 is the effective date for the Mineral Resource Estimate, as reported in the Zgounder Report.
2.	The numbers presented in the grey columns represent the Mineral Resource Estimate depleted through December 31, 2024.
3.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves. No additional Inferred Mineral Resources were reported for this update.
4.	Mineral Resources are reported inclusive of Mineral Reserves.
5.	The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
6.	The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
7.	Ag price of $22.5/oz with a process recovery of 90%, $20/t rock process cost, US$16.5/t tailings process cost and $7/t G&A cost were used.
8.	The constraining pit optimization parameters were $15/t of mineralized material (including waste mining) and 50º pit slopes with a 65 g/t Ag cut-off.
9.	The out-of-pit parameters used a $22/t mining cost. The out-of-pit Mineral Resource grade blocks were quantified above the 75 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
10.	The tailings parameters were at a $9/t mining cost, and Mineral Resource grade blocks were quantified above the 50 g/t Ag cut-off.
11.	Individual calculations in tables and totals may not sum correctly due to rounding of original numbers.
12.	Grade capping of 6,000 g/t Ag was applied to composites before grade estimation.
13.	Bulk density was determined from measurements taken from drill core samples.
14.	1.2 m composites were used during grade estimation.
15.	Previously mined areas of the deposit were depleted from the Mineral Resource Estimate.

The MRE incorporates drilling carried out on Zgounder from February 2018 to September 2021. The Mineral Resource database update consists of 516 drill holes (surface and underground combined) for 41,932 m completed at Zgounder.
Three-dimensional block models were created for the Zgounder Deposit and for the historical tailings located a few hundred meters northwest of the mine site. A geological rock code system was introduced and assigned to the various lithological units and mineralized domains. Continuity directions were assessed based on the orientation of the domains and the spatial distribution of silver. Separate variograms were generated for 1.2 m down-hole silver composites within each domain. Mineralization modelling, grade estimation and Mineral Resource reporting were conducted using GemcomTM, LeapfrogTM, Snowden SupervisorTM and NPV SchedulerTM software. Ordinary kriging was used for grade estimation into 2.0 m x 2.0 m x 2.0 m model blocks.
Mineral Reserves Estimate
Mineral Reserves for the Zgounder Silver Mine were estimated using HxGN MinePlan’s MSOPit module to determine the economic pit shell for the open pit portion, and Deswik.SO to determine the underground reserves. The historical tailings were converted from Mineral Resources to Mineral Reserves using economic parameters and calculations. Only Measured and Indicated Mineral Resource categories were considered for the Mineral Reserves.
For the open pit mining and historical tailings reclamation, a standard open pit truck and shovel operation was assumed, with no drill & blast requirements for the historical tailings. For the underground mining, a combination of cut-and-fill and longhole stoping was used. A combined ore production of 2.7 ktpd, combining the new mill at 2.0 ktpd and the existing mill at 0.7 ktpd, was used.
Mine designs were created for the open pit and the underground portions of the mine. The operational pit was designed using the economic pit shell as a guide, adding 12 m wide ramps to accommodate the chosen 8x6 trucks, and ensure an appropriate mining width is respected. Developments to access the stopes were designed for the underground mine to ensure access to the ore.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

The Mineral Reserves have been depleted through December 31st, 2024 and include the Mineral Reserves estimates announced on February 22nd, 2022. The depleted Mineral Reserves are estimated at 2.6 Mt proven reserves grading 318 g/t Ag and 4.9 Mt probable reserves grading 244 g/t Ag, for a total of 7.5 Mt ore grading 270 g/t Ag. Table 1.2 presents a summary of the Mineral Reserves Estimate as reported in the Zgounder Report and of the depleted Mineral Reserves Estimate for the Zgounder Silver Mine as at December 31, 2024.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Table 1.2 – Mineral Reserves Estimate (1-13) and Depleted Mineral Reserves Estimate(14)

Description	Classification	Tonnage	Tonnage depleted (14)	Ag Grade	Ag Grade Depleted (14)	In-Situ Ag	In-Situ Ag Depleted (14)
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)

Open Pit	Proven Reserves	0.6	0.6	312	295	5.7	5.7

	Probable Reserves	1.6	1.3	233	247	12.1	10.5

	Total Open Pit Reserves	2.2	1.9	253	262	17.8	16.2

Historical Tailings	Probable Reserves	0.3	0.3	77	94	0.8	0.8

Rom-Pad	Probable Reserves	-	0.3	-	153	-	1.7

Underground	Proven Reserves	2.5	1.6	283	360	23.0	18.9

	Probable reserves	3.6	3.3	256	256	29.3	27.3

	Total Underground Reserves	6.1	5.0	267	290	52.3	46.2

Total	Proven Reserves	3.1	2.6	288	318	28.7	26.3

	Probable Reserves	5.5	4.9	239	244	42.1	38.6

	Total Reserves	8.6	7.5	257	270	70.9	64.9

1.	The Mineral Reserve is estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
2.	The Mineral Reserve is estimated with a variable COG which was calculated by mining method.
3.	Ag content (oz) are estimated as in-situ
4.	An ONHYM royalty of 3% is included in the Mineral Reserve Estimate.
5.	The Mineral Reserve is estimated with a mining recovery of 95%.
6.	The Mineral Reserve includes both internal and external dilution. The external dilution included a mining dilution of 0.3 m width on the hanging wall and footwall for the long-hole mining method and a 0.1 m width on the hanging wall and footwall for the cut-and-fill mining methods.
7.	A minimum mining width of 4m was used for the long-hole and cut-and-fill mining methods.
8.	The economic viability of the Mineral Reserve has been demonstrated.
9.	For the historical tailings Reserves Estimate, a silver price of US$20/oz with a process recovery of 92%, a process cost of $20.93/t (including G&A), and a mining cost of $4.31/t (including haulage) were used.
10.	For the Open-pit Reserves Estimate, a silver price of US$20/oz with a process recovery of 92%, a process cost of US$22.91/t (including G&A), and a mining cost of $4.00/t (including haulage) were used.
11.	For the Underground Reserves Estimate, a silver price of $20/oz with a process recovery of 92%, a process cost of US$22.91/t (including G&A), and a mining cost of $24.13/t (including haulage and backfill) were used for the combined cut-and-fill and long-hole methods.
12.	The Mineral Reserve Estimate has an effective date of December 13, 2021, as reported in the Zgounder Report.
13.	Totals may not add due to rounding.
14.	The grey columns represent the depleted Mineral Reserve Estimates, as at December 31, 2024.

Mining Operations
The Zgounder Deposit is mined in a combination of open pit mining, reclamation of historical tailings, and underground mining. The mine will operate year-round, seven days a week, twenty-four hours per day (three, 8-hour shifts). Two weeks of adverse weather conditions per year are considered in the mine plan. Underground mining is a mixture of cut-and-fill and long hole stopes.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Open Pit Mining
Conventional open pit mining with 8x6 trucks and matching shovels, undertaken by a local mining contractor, was chosen for the open pit portion of the Zgounder mine. The ore extracted from the pit is loaded into 8x6 trucks and hauled to its destination. The pit will be mined over a 7-year period, with two years of pre-production mining and an additional year for stockpile rehandling at the end of the mine life.
Ore material will be sent to either the ore pass or an ore stockpile; the stockpiles are separated between the low-grade and high-grade material. Rehandled stockpile material are loaded onto the trucks and brought to the ore pass. Waste material is sent to the waste stockpile located near the pit. Some waste material will be sent underground for use in backfill.
The open pit mine is operated by a local mining contractor, who will supply all equipment and staff necessary for the operation.
Historical Tailings Reclamation
The nearby historical tailings will be reclaimed at the end of the open pit mine life using a loader and truck operation. No drilling and blasting will be required. Additionally, the tailings material will not require any crushing.
The material will be loaded on to the 8x6 trucks and hauled to the mill. No waste material will be excavated.
The historical tailings reclamation will be undertaken by the open pit mining contractor.
Underground Mining
The underground mine operates using a combination of drift-and-fill and long-hole stopping. The underground mine is accessed from surface by underground access (4x4m drift) that were built from 2022, outside of the mineralization. The main portal of the underground mine is at the level 2000L. The main level, 2000L, corresponds to the 2000m altitude of the portal entrance. Underground levels from 2125L down to 1875L are accessible via a ramp. Levels are continuously developed on a east-west orientation. Over the LOM, the ramp will continue to be sunk, opening all levels down to 1625L.
The development of the underground mine is undertaken by mining contractors while the ore production, technical services and production geology is assumed by Aya staff. The underground operation has an 11 year LOM.
Combined Mine Plan
Table 1.3 presents the combined mine plan for the open pit, historical tailing and underground portions of the Project.
AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024

Table 1.3 – Combined Mine Plan

		Unit	PP2	PP1	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Total

Open Pit Mine

Ore	Pit to Mill	kt	-	-	200.9	192.6	185.8	251.0	248.6	234.2	202.8	-	-	1,516

	Pit to Low-Grade Stockpile	kt	-	8.1	20.3	113.2	98.9	36.7	36.7	29.2	29.3	-	-	372.4

	Pit to High-Grade Stockpile	kt	-	62.6	48.2	80.8	45.7	28.9	11.3	4.1	8.4	-	-	290.2

	Low-Grade Stockpile to Mill	kt	-	-	14.5	0.1	7.6	30.1	9.5	45.3	76.8	-	188.6	372.4

	High-Grade Stockpile to Mill	kt	-	-	46.6	95.3	94.7	6.9	29.9	8.4	8.4	-	-	290.2

	Total Mill Feed	kt	-	-	262.0	288.0	288.0	288.0	288.0	288.0	288.0	-	188.6	2,178.6

	Silver Grade at Mill	g/t	-	-	350.0	303.3	202.2	279.5	311.7	231.8	230.1	-	61.8	253.5

	Waste	kt	-	3,171.2	4,320.0	3,940.0	3,880.7	3,295.8	2,509.6	1,393.3	937.4	-	-	23,447.9

	Total Mined	kt	-	3,241.9	4,589.5	4,326.5	4,211.1	3,612.4	2,806.2	1,660.9	1,177.9	-	-	25,626.5

	Stripping Ratio	w/o	-	44.8	16.0	10.2	11.7	10.4	8.5	5.2	3.9	-	-	10.8

Tailings Reclamation

Ore	Tonnage to Mill	kt	-	-	-	-	-	-	-	-	-	288.0	30.8	318.8

	Silver Grade	g/t	-	-	-	-	-	-	-	-	-	80.5	39.5	7.6

Underground Mine

Ore	Tonnage to Mill	kt	226.3	251.4	594.9	671.6	673.1	673.1	673.2	673.2	673.2	745.9	237.5	6,093.4

	Silver Grade	g/t	264.4	286.4	284.5	249.8	283.3	291.9	322.8	243.8	257.6	225.2	208.5	267.5

	Waste	kt	566.3	655.0	671.7	663.0	704.2	307.3	196.7	136.2	156.9	104.1	33.0	4,194.5

	Total Mined	kt	792.64	906.44	1266.59	1334.61	1377.33	980.44	869.86	809.42	830.14	849.97	270.50	10,287.9

Combined Mine Plan

	Ore to ROM Pad	kt	226.3	251.4	856.9	959.6	961.1	961.1	961.2	961.2	961.2	1,033.9	456.9	8,590.8

	Silver Grade	g/t	264.4	286.4	304.5	265.9	259.0	288.2	319.5	240.2	249.4	184.9	136.6	256.7

	Waste	kt	566.3	3,826.2	4,991.7	4,603.0	4,584.9	3,603.1	2,706.3	1,529.5	1,094.3	104.1	33.0	27,642.5

	Total Mined	kt	792.6	4,077.6	5,848.6	5,562.6	5,546.0	4,564.2	3,667.5	2,490.7	2,055.5	1,138.0	489.9	36,233.3

Processing and Recovery Operations
The processing complex at Zgounder includes the following 3 facilities:
1.    Existing Plant #1 (cyanidation plant);
2.    Existing Plant #2 (flotation plant); and
3.    New Plant #3.
Products from the existing plants will be processed by the new facility, detailed as such:
The Existing Plant # 1 continues to treat 180 t/d of ore. The silver cement produced is then calcined and smelted into the foundry of the New Plant #3.
The Existing Plant # 2 crushes and grinds 500 t/d of ore which is then pumped to the New Plant #3, for leaching, precipitation, calcination and smelting.
The New Plant #3 processes 2000 t/d of ore, plus the 500 tpd pumped from the Existing plant #2. In addition to that, it also calcines and smelts silver cement produced from Existing Plant #1. The New Plant #3 includes the following unit operations:
•Crushing: two stage crushing circuit closed out by a vibrating screen;
•Grinding: single stage ball milling circuit closed out by hydrocyclones to grind the mineralized material to 80% passing 100 microns;
•Gravity Separation: gravity concentrator integrated within the grinding circuit. Fed by diverting some cyclone underflow to the scalping screen. Gravity tailings will return to the ball mill feed chute;
•Intensive cyanidation: of the gravity concentrate with the pregnant solution combining with the counter current decantation (CCD) overflow solution recovered solution ahead of the Merrill-Crowe section;
•Pre-thickening of the cyclone overflow followed by cyanidation of the whole ore slurry.
•Counter-Current Decantation (CCD): Cyanidation of the liquid-solid separation in a train of CCD thickeners with the CCD overflow reporting to the Merrill-Crowe and the barren CCD underflow reporting the tailing storage facility
•Merrill-Crowe: to recover silver from the combined pregnant solutions through zinc cementation; and
•Refinery: drying and smelting of sludge to produce doré silver bars.
•Key design parameters (most from testwork results) are as follows:
•Crushing circuit utilisation of 68.5% and the remainder of the plant at 91.3%;
•Silver recovery into the gravity concentrate of 16% with 84% of the remaining silver recovered into the flotation concentrate;
•Cyanidation extraction efficiencies of 96% for both the gravity concentrate and the flotation concentrate;
•An overall extraction of 91%;
•A hardness Axb of 23.2 units which classifies the ore as very hard;
•A ball mill work index of 23.1 kWh/t which confirms the hardness classification;
Infrastructure, Permitting, and Compliance Activities
Existing Infrastructure, Pre Expansion
The Zgounder Silver Mine has been in production since 2019 (for the flotation plant) and has all the necessary infrastructure required to support the current mining operation. This includes, but is not limited to laboratory, fuel storage, offices, warehouse and storage, 700 t/d processing capacity (flotation and cyanidation plants combined), camp, underground mine and related infrastructure, waste stockpiles and TSF capacity for 5 years production.

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New Infrastructure for Zgounder Expansion
The New Plant #3 facility has 9 areas: crushing, grinding, gravity concentration, intensive leach reactor, cyanidation leaching tanks, counter-current decantation, Merrill-Crowe and a smelting area.
The other major facilities and services outside the new process plant, which are included as part of the Zgounder Expansion, include: new electrical line and substation, new emergency power facilities, additional fuel storage tanks, new open pit, including waste storage stockpiles, and new automation and telecommunication system.
Surface Water Management
Englobe was retained by Aya to complete the global water balance for the Zgounder Expansion as part of the Zgounder Report. The objectives were to validate the hydraulic conditions to supply the new processing plant with water and to size the new water management infrastructure for the mine expansion. During the development of this study, one of the requirements was to develop a strategy that did not include any additional fresh water wells. No site visit was conducted due to COVID-19 restrictions.
Following the Feasibility Study, GCIM (a Moroccan engineering firm) was mandated to refine the water management strategy though detailed engineering. Three large water ponds were built, for a cumulative storage capacity of over 300 000m3 of water. The water is sourced from an existing 20m3/h gravity fed mountain water source and collected rainwater passing by the Zgounder river.
New TSF
The design of the TSF was completed by GCIM (designer), a Moroccan firm and reviewed by an external Canadian Qualified Person. The construction was carried by GTR (a Moroccan contractor) and supervised by Aya owner's team and the Laboratoire public d'essaies et d'étude (LPEE) an independent civil laboratory for quality control. Epoch Resources, our engineer of record (EoR) reviewed the design throughout construction and visited the construction site. The TSF has a total capacity of 10 years of expanded capacity, throughout three phases. The TSF is fully contained, fully lined, and raises will be done downstream as of best practices in the industry.
•Phase 1: Volume stored: 2.48 Mm3, 2.85 years;
•Phase 2: Volume stored (Phase 1 + Phase 2): 4.84 Mm3, 7 years;
•Phase 3 Volume stored: 2.66 Mm3, 3 years.
The first phase was completed in 2023 and commissioned in 2024. It is currently in operation. The construction of the second phase is planned to start in 2026.
Environmental Studies, Permitting and Social or Community Impact
The first EIA of the Zgounder Silver Mine was prepared in 2013 by Hydraumet, Morocco. Subsequently, operating permit No. 2306, which included exploration permit, surface rights, access to property and any type of mining operations, was issued to Maya Gold and Silver Inc. by ONHYM. On August 15, 2014, the operation of the Zgounder Silver Mine by ZMSM obtained its environmental acceptability from the prefecture of Agadir Ida-Outanane. An environmental monitoring program was developed by ENGITECH/TEVARI in 2014 and implemented in 2015.
In December 2021, NOVEC submitted a new ESIA as part of the Zgounder Expansion. This expansion project includes an open pit mine, a waste dump, a new 2,000 t/d concentrator and a new tailings impoundment. The International Finance Corporation’s Performance Standards were applied when defining the scope and terms of reference of this new ESIA.
The Zgounder Expansion is now fully permitted, completed and in commercial production.

AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024	46

Capital and Operating Cost Estimates
Capital Cost Estimate (CAPEX)
The initial Capex estimate for the Zgounder Expansion, included in the Zgounder Report, includes all of the projects’ direct and indirect costs that were estimated to be expended during the implementation of the Zgounder Expansion. The initial Capex estimate was deemed to cover the period starting at the approval by Aya of the Zgounder Report and finishing after commissioning was achieved. All capital costs are expressed in USD. Currency exchange rates are dated Q4 2021. Inflation and risk were not included in the estimate.
The initial Capex for the Zgounder Expansion was estimated at $ 139.4M USD. Details are presented in Table 1.5.
Table 1.5 – Initial Capex Summary by Major Area (USD)

WBS	Major Area	Total Cost ($ USD)

1000	Mining – UG equipment & infrastructures	9,713,352

2000	Mining – Open pit pre-stripping	2,943,170

4000	New Processing Plant	60,770,216

5000	Power Generation and Distribution	8,643,184

6000	TSF	5,536,670

Sub-Total Direct Costs		87,606,593

9000	Indirect Costs	30,808,881

10000	Owner’s Costs	5,386,250

20000	Contingency	15,621,809

	Grand Total	139,423,533

Operating Cost Estimate (OPEX)
The initial Opex is presented in USD and uses prices obtained in Q4 2021. DRA developed these operating costs in conjunction with Aya for the purpose of the Zgounder Report.
The following are examples of cost items specifically excluded from the initial Opex:
•Value Added Tax (VAT); and
•Project financing and interest charges.
Table 1.6 presents the initial operating costs summary by major project area over the LOM, as reported in the Zgounder Report.
The average operating cost, including transport is $55.42/t.

AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024	47

Table 1.6 – Initial Operating Costs Summary

Description	LOM Cost	Cost ($/t)²	Cost ($/oz)	Total Cost (%)

Mining – Underground	226,634,161	26.38	3.50	47.6

Mining – Open Pit Ore to ROM Pad	24,777,360	2.88	0.38	5.2

Process (average)	163,450,368	19.03	2.53	34.4

General and Administration	50,264,337	5.85	0.78	10.6

ESG	10,972,885	1.28	0.17	2.3

Total	476,099,911	55.42	7.36	100.0

1. Figures may not add due to rounding.
Economic Analysis
A financial model was included in the Zgounder Report and developed to include the relevant study results in order to estimate and evaluate the Zgounder Expansion project cash flows and economic viability. The evaluation method took into account mill feed tonnages and grades (including dilution) for the ore and the associated recoveries, silver price, operating costs, transport and refining charges, government royalties and capital expenditures (both initial and sustaining). The project was evaluated on a 100% ownership basis, with no debt financing.
The economic analysis demonstrated that the Zgounder Expansion project had positive economics under the assumptions used. On a before tax basis, the Zgounder Expansion project had a 5% NPV of $471 M and an IRR of 57%. On an after-tax basis, the project had a 5% NPV of $373M and an IRR of 48%. Total undiscounted cash flow over the LOM equaled $522 M and payback period is estimated at 1.7 years post expansion.
The Zgounder Expansion project also demonstrated a favorable cost structure with an all-in sustaining cost of $9.58 per ounce of silver produced.
Exploration, Development, and Production
Exploration continues at Zgounder. In dept, potentially mineralized zones are explored along targets in adjacent properties that belong to Aya. The mine is being defined with destructive and diamond drilling to improve grade and morphology certainty on the Zgounder ore body, being mined. Underground activities focus on ore mining, stope access, level development and an ongoing ramp down to lower levels, where ore had been found and included in the life of mine. Open pit activities consists of destructive definition drilling, and waste and ore mining.
The open pit and underground mine provide ore to the new and previous mineral processing plants to reach production objectives.
Project development in the coming years will focus on ore definition, mining, processing as well as regional and local exploration to continuously improve the LOM of the asset. The water infrastructures will be maintained to provide sufficient water to ongoing operations, and the tailing storage facility will be enlarged by by two other phases as the operation carry, as needed.

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AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024	49

Boumadine
Current Technical Report
The information set forth below is from and stated as of the effective date of the Boumadine Report, which is available under Aya’s profile on SEDAR+ at www.sedarplus.ca.
The scientific and technical information set out in this section has been prepared under the supervision of, or reviewed by, and approved by Mr. David Lalonde (P.Geo.), Vice-President, Exploration. and Mr. Raphael Beaudoin (P.Eng.), Vice-President, Operations, each a Qualified Person under NI 43-101.
Project Description, Location, and Access
Project Description
Boumadine Deposit is a polymetallic deposit (Au, Ag, Pb, Cu, Zn) located in in the Errachidia Province, in Morocco.
The Boumadine Property consists of 9 mining licenses and 16 exploration permits totaling 272 km2 in size. The Boumadine Mining License, which contains the Boumadine Deposit and is the focus of the Boumadine Report, consists of mining license LE-383661 and covers the historical Boumadine Mine, the Boumadine Camp, and the current MRE described in this AIF, which total 32 km2 in area. The additional twenty-four exploration permits and mining licenses are distributed within a 25 km radius of the Boumadine Deposit and collectively cover an additional 240 km2 in area (see Figure 4.2 and below). In addition, an Exploration authorization of 600 km2 was granted to Aya in January 2025.

AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024	50

Figure 4.2 Aya’s Land Tenure in the Boumadine Property
On October 9, 2012, Aya and ONHYM signed a joint venture agreement for the acquisition, development and exploitation of the Boumadine Deposit. Under the terms of said agreement, Aya acquired 85% of mining license LE-383661 for total cash payments of MAD 28 million, being approximately USD 2.8 million at the time. A new Moroccan company - BGM, was created with Aya and ONHYM as 85%-15% shareholders respectively. The mining title of the Boumadine Mining License was transferred to BGM by ONHYM. ONHYM's participation is not a free-carry but is fully participating and therefore subject to dilution on a pro rata basis. ONHYM is entitled to receive a 3% royalty and Aya will receive a 2.75% management fee on BGM sales revenue as of the first year of operation.
In addition to its ownership of the Boumadine Mining License and the Exploration authorization, Aya, through its subsidiaries, has: 100% ownership of a total of 10 mining licenses and exploration permits and; an option to earn 100% interest in 14 other mining licenses and exploration permits, as summarized in Table 1.4 below.

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Table 4.1 Aya Mining and Exploration Permits in the Boumadine Property Area

Permit ID	Permit Type	Interest of Aya5	Area (km2)	Granted	Expires

LE-383661*	Licence d'exploitation	85% ownership	31.7	5/17/2016	5/16/2026

LE-383692**	Licence d'exploitation	Option to earn 100% interest	4	5/14/2016	5/13/2026

PR-3843057**	Permis de Recherche	100% ownership	9.43	6/10/2023	6/9/2026

PR-3843332**	Permis de Recherche	100% ownership	4.7	10/12/2023	10/11/2026

PR-3843056**	Permis de Recherche	Option to earn 100% interest	15.9	6/10/2023	6/9/2026

LE-383722**	Licence d'exploitation	Option to earn 100% interest	9.5	9/27/2014	9/26/2024*

LE-383724**	Licence d'exploitation	Option to earn 100% interest	6.2	11/25/2017	11/24/2027

PR-3843342**	Permis de Recherche	Option to earn 100% interest	11.4	6/14/2023	6/13/2026

PR-3843372**	Permis de Recherche	100% ownership	8	3/8/2024	3/7/2027

PR-3843371**	Permis de Recherche	100% ownership	3	3/8/2024	3/7/2027

PR-3843370**	Permis de Recherche	100% ownership	4	3/8/2024	3/7/2027

PR-3843051**	Permis de Recherche	Option to earn 100% interest	16	6/10/2023	6/9/2026

PR-3843156**	Permis de Recherche	Option to earn 100% interest	11.7	6/14/2023	6/13/2026

PR-3842950**	Permis de Recherche	Option to earn 100% interest	15.6	6/27/2023	6/27/2026

LE-383657	Licence d'exploitation	Option to earn 100% interest	8	10/18/2015	10/17/2025

LE-383852**	Licence d'exploitation	Option to earn 100% interest	9.5	10/16/2018	10/15/2028

LE-383853**	Licence d'exploitation	Option to earn 100% interest	17.6	12/21/2018	12/20/2028

LE-383856**	Licence d'exploitation	Option to earn 100% interest	25.9	7/20/2016	7/19/2026

LE-383874**	Licence d'exploitation	Option to earn 100% interest	8.1	12/2/2015	12/1/2025

PR-3843146**	Permis de Recherche	Option to earn 100% interest	8.5	6/14/2023	6/13/2026

PR-3843387**	Permis de Recherche	100% ownership	8.3	6/29/2024	6/28/2027

PR3843388**	Permis de Recherche	100% ownership	5.7	6/29/2024	6/28/2027

PR-3843389**	Permis de Recherche	100% ownership	1.6	6/29/2024	6/28/2027

PR-3843390**	Permis de Recherche	100% ownership	14.3	6/29/2024	6/28/2027

PR-3843391**	Permis de Recherche	100% ownership	13	6/29/2024	6/28/2027

Notes:
(1)Mineral tenure information effective February 24, 2025.
(2)“Permis de recherche” means "exploration permit" and “Licence d’exploitation” means "mining license".
(3)Permits marked with * are within the Boumadine Mining License and permits marked with ** are located outside the Boumadine Mining License..
(4)Mining license LE-383722 is currently being renewed for an additional 10 years.
(5)For this table, Aya means Aya or one of its subsidiaries AGSM, ZMSM or BGM.
In order to convert an exploration permit into a mining license, an EIA needs to be submitted to the regional center of investment.
Project Location, Access and Facilities
The Boumadine Property is located in the Errachidia Province of the Meknès-Tafilalet Region, in the Anti-Atlas Mountains. It is accessible via the National Highway 10 (N10), ~220 km east-northeast from Ouarzazate City or ~70 km southwest from Errachidia City. The nearest town is Tinejdad, ~16 km north from the historical Boumadine Mine. The nearest village, Bouyoud, is 4 km away from the site. The historical Boumadine Mine is located at approximately

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Longitude 4°55'18" West, Latitude 31°24'40" North (and altitude 1,145 m asl), or in UTM WGS 84 Zone 30 R 317,310 m East and 3,476,770 m North. The Boumadine Property can be accessed by two roads: 1) by a 16-km dirt road southwards from Tinejdad; and 2) by a 4-km dirt road from east through the Village of Bouyoud. The National Highway 10 (N10) goes through the City of Tinejdad and connects to Ouarzazate City to the west and Errachidia City to the east of Tinejdad. The nearest power line to the Property is 2.8 km away.
There are numerous dirt roads and paths that lead to former shafts and other remnants of the historical mining infrastructure. Water is currently sourced from historical underground workings and wells. Electricity on site is provided via the national electricity grid.
The facilities on-site are adapted for exploration operations. They include an office, drill core shack, the AfriLab sample preparation laboratory, drill contractor workshops, and drill contractor camps.
History
The historical Boumadine Mine is one of the oldest known mines in Morocco. It was probably exploited by the Portuguese in the 15th and 16th centuries. They extracted the oxidized part of the polymetallic veins to a depth of as much as 20 meters. Such workings are found along north-south orientation for strike few hundred meters on the Boumadine Mining License.
Between 1956 and 1998, exploration and mining activities on the Boumadine Mining License were completed by the BRPM, with and without partners. These activities included mineral prospecting, geophysical surveys, drilling, mineralogical studies, mineral resource estimations, metallurgical testwork, engineering and economic studies, shaft excavation, underground development and mining. Underground mining from 1986 to 1992 produced 261,485 tons of mineralized material from four mining levels for mineral processing on-site. In 1998, the BRPM issued its final report summarizing all the workings completed on the Boumadine Mining License, including a summary of all its drilling (see Table 6.1 below).
Table 6.1 Summary of BRPM Exploration Work

Period	Diamond Holes		Shafts/ Raises	Drifts

	Number	(m)	(m)	(m)

1956 to 1957	2	144	27	191

1962 to 1964	40	6,248	-	-

1964 to 1966	36	1,984	77	981

1973 to 1975	25	7,132	152	874

1981 to 1982	-	-	82	340

1984 to 1985	13	1,029	140	1,885

1989 to 1992	unknown	1,570	298	1,376

In 2012, Maya acquired the Boumadine Mining License through a joint venture with the ONHYM (new entity of the BRPM) on an 85%-15% ownership basis, respectively. Between 2013 and 2016, Maya completed geological mapping and grab sampling of the historical mineralized structures. In 2017, Maya completed a drilling program to confirm the historical mineral resources. Fourteen drill holes totalling 3,158 meters were completed over the Central, South and Tizi Zones. Between 2018 and 2020, Maya completed a sampling program on two historical tailings deposits and 9,503 meters of diamond drilling on the South, Central, North, Imariren and Tizi Zones. In addition, Maya completed a drone survey over part of the Boumadine Mining License.
Table 6.2 below presents a summary of the DD completed by Maya from 2017 to 2020.

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Table 6.2 Summary of Diamond Drilling Completed by Maya from 2017 to 2020

Years	Zone	Metres Drilled	Objective
2017	Centre	$1,490.40	Historical resource and old workings verification
	Sud	$1,137.60
	Tizi	530
2018	Centre	1,597
	Sud	608	Check southern continuity of the vein
	Tizi	466.1
	Imariren Est	804.9	Follow-up on grab samples positive results
	Imariren Ouest	$1,168.40
2019	Centre	$1,446.70
	Imariren Est	670.8	Increase Imariren resource
	Imariren Ouest	$1,297.80
	Nord	543.9	Test northern historical resource
2020	Nord	899	Increase Zone Nord resource
Total		12,661
Exploration activities completed by Aya on the Boumadine Property since 2020 include surface trenching, satellite-based hyperspectral surveys, airborne geophysics, mineral prospecting, geological mapping, grab sampling and assaying. These programs were successful in finding and confirming presence of mineralization on surface. Between May 2022 and December 2024, Aya completed 476 diamond drill holes totaling 192,957 m. The drilling programs aimed to extend the mineralization of the North, Central, and South Zones while also testing targets located further from the main mineralized trend. In addition, all historical drill holes from 2018 to 2021 were re-logged and resampled in 2023 for a total of 77 drill holes and 9,510 m of drill core.
Geological Setting, Mineralization, and Deposit Types
The Boumadine Property is located at the eastern end of the Anti-Atlas Mountain range, which extends east-northeast to west-southwest, over approximately 600 kilometers from the Atlantic Ocean in the west to the interior of the African Plate in the east. The Anti-Atlas basement rocks are mainly Neoproterozoic in age and consist of ophiolites, island arc-related gneiss and intrusive rocks, particularly near to the northern edge of the West African Craton.
The Boumadine polymetallic deposit (Ag, Au, Pb, Cu, Zn) is located on the northwest side of the Ougnat Massif (or Boutonnière). The geology of the Massif consists of a Neoproterozoic metasedimentary basement overlain unconformably by a Late Neoproterozoic volcano-sedimentary rock sequence and by Paleozoic lacustrine sedimentary and minor volcanic rocks. The basement consists of sandstone, pelites and greywackes that are intruded locally by granite, granodiorite, and diorite bodies. The volcano-sedimentary sequence consists of felsic and mafic volcanic rock units separated by volcano-sedimentary units.
The volcanic and volcanic-sedimentary rock unit have been grouped into three formations, which from the oldest to youngest are:
•Tamerzaga-Timrachine Formation (“TTF”): Consists of ignimbrites, rhyodacites and andesites;
•Isilf-Ouinou-Oufroukh Formation: Consists of volcano-sedimentary rocks, specifically tuffs and breccia, andesite flows; and fine- to coarse-grained sedimentary rocks; and
•Aoujane-Aissa-Akchouf Formation: Formed of ignimbrites, dacite domes and flows, and andesite flows.

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These three formations are intruded by dolerite, microdiorite and andesite dykes. At the historical Boumadine Mine, only the andesite dykes are present and trend north-south.
The Ougnat Massif area was subjected to a Neoproterozoic shearing, which generated regional-scale faults trending N30°E and associated secondary fractures. The area has also been affected by a late-stage series of north-south extensional fractures that were subsequently reactivated by a compressive Hercynian tectonic event.
The TTF volcaniclastic sequence of felsic tuffs and mafic tuffs host the Boumadine Deposit. The felsic tuffs consist of angular to rounded cm-size felsic fragments, quartz eyes, plagioclase grains, and locally mafic fragments. This felsic sequence is homogeneous and massive, and sits unconformably on mafic tuffs. Mafic tuffs consist of amphibole and fragments/clasts of sedimentary rocks. Mafic tuffs are interpreted as underwater-deposited volcaniclastic eruptives.
Many intrusions are observed on the Boumadine Property. The intrusions are divided into a pre-to syn-mineralization group and a post-mineralization group. The pre- to syn-mineralization intrusions are mainly felsic to intermediate in composition, show aphanitic to porphyritic textures, and form dykes and sills. Locally porphyritic mafic dykes, similar in composition to mafic tuffs, cross cut the felsic tuff sequence and syn-mineralization dykes, suggesting bimodal magmatism.
The post-mineralization intrusions consist of rhyolite subvolcanic domes associated with normal faults. These domes are interpreted as being synchronous with a post-mineralization deformation episode that disrupted the Boumadine mineralized zones. Subsequently, a swarm of regionally extensive mafic dykes intruded every lithological unit on the Boumadine Property.
Two events of hydrothermal alteration are observed on the Boumadine Property. The first alteration event affects the felsic tuff sequence as phyllic alteration (quartz-sericite-pyrite). Proximal to massive sulphide veins (1 to 5 m thick), there is an advanced clay alteration composed of kaolinite and pyrophyllite. The second sequence of alteration affects mainly the underlying mafic tuffs and consists of propylitic alteration (epidote and chlorite). Near the veins, the alteration minerals are black chlorite, pyrophyllite and pyrite. The transition between these two alteration events is relatively sharp and consistent with the change in tuff composition.
Due to the extensive weathering to clay minerals, the Boumadine Deposit has a very light colour that contrasts with the surrounding landscape. The mantos, “chapeau de fer” or “iron cap” alteration extends from 5 to 10 meters depth. The mantos consists principally of goethite and jarosite with sparse hematite and no lepidochrosite. This mineralogical assemblage indicates that the oxidation fluids were strongly acidic. In this case, Mn, Zn, Cd, Ni, Co, Pb are highly mobile in the acid and sulphur-rich fluids and are commonly leached at surface. However, Ag, Au, Ba, Sr and Pb are immobile and form stable sulphosalts. The hydroxide-rich “mantos” has been partially mined out by artisanal workers for ochre and precious metals.
The Boumadine Deposit has been traced on surface and in drilling for approximately 5,400 meters along strike. Strike direction varies from mainly northwest to northerly and dips vary from steeply northeast to steeply southwest. The Boumadine Deposit consists of 45 mineralized domains that have been grouped into five separate zones. The South and Central Zones consist of 13 stacked mineralized vein domains. From the south end of the South Zone to the north end of the Central Zone, these domains extend for 4,800 meters along strike, up to 300 to 400 meters across strike and up to 1,000 meters down-dip. The South Zone appears to be offset dextrally along a northeast-trending fault from the Central Zone. The north end of the Central Zone appears to be offset sinistrally along a northeast-trending fault from the North Zone. The North Zone consists of eight closely-spaced mineralized vein domains. This Zone is 650 meters long, 5 to 10 meters in thickness and 500 meters down-dip. It strikes northwest and dips steeply southwest. The North Zone appears truncated by the Imariren Zone. The Imariren Zone and the Tizi Zone are two sub-parallel, single mineralized vein domains that are 200 meters apart in the south and 500 meters apart in the north, strike northerly, and dip vertically. The Tizi Zone has been extended to 2.0 km in length, while Imariren has been traced over 1,000 meters. Both zones extend 600 meters down-dip.

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The Boumadine Deposit mineralized zones consist of 1 to 4 meters-wide massive sulphide lenses/veins oriented N20°W and dipping 70° east. The massive sulphide veins (approximately 70% sulphide) consist of pyrite, sphalerite, galena, arsenopyrite and chalcopyrite, with subordinate amounts of cassiterite, silver-rich sulphosalts, stannite, enargite, bismuthinite, native copper and bismuth. The main mineralization zone is surrounded by a 1 to 10 meters thick halo of 10 to 30% disseminated pyrite and two types of veinlets: 1) quartz-carbonate-galena-sphalerite veinlets; and 2) massive pyrite veinlets. Geochemically, there is a strong positive correlation of gold with silver and copper and a weaker correlation of zinc with lead and molybdenum. The Boumadine Deposit has been described in literature as being an epithermal polymetallic deposit in a shallow submarine setting, but field and drilling evidences seems to suggest a deeper environment of formation.
Exploration
Exploration activities completed by Aya on the Boumadine Property since 2020, other than drilling, include surface trenching, satellite-based hyperspectral surveys, aerial electromagnetic and magnetic survey, mineral prospecting, geological mapping, grab sampling and assaying. Each of these activities are summarized below.
Trenching
One trench (37 m) was excavated during the early 2022 drilling campaign on section 8125N between drill holes BOU-DD22-001 and BOU-DD22-006. The goal was to find mineralization at surface. Assaying failed to return any significant values.
Satellite-Based Hyperspectral Surveys
At the end of 2021, CGG carried out a satellite-based geological and mineral mapping study for Aya over the Boumadine Mining License. The aim of the study was to process satellite imagery and identify areas of possible mineral alteration and place these in a geological context. This study enabled the generation of geologically valid target areas that were subsequently visited in the field during geological mapping in 2022 and 2023. The program was completed in two stages: 1) a regional project outlining the main structural controls and areas of alteration carried out at 1:25,000 scale; and 2) a detailed 1:5,000 scale project that focused on the Boumadine Mining License (LE-383661).
Several satellite datasets were supplied by CGG, processed and interpreted over the Boumadine Property. For the regional mapping, Sentinel-2 imagery was used for the geological interpretation with Copernicus elevation data being merged to enhance this process. ASTER imagery was utilized for its spectral range, which enables clay/iron/carbonate alteration related to hydrothermal alteration associated with intrusions to be imaged. For the detail mapping, at the Boumadine Mining License scale, WorldView-3 imagery was used for both the structural and spectral mineral mapping.
The mineral outputs exhibited a strong correlation with the main structures mapped (at 1:25,000 scale). There is significant argillic alteration along the northwest-trending fault in the northeastern area of the Boumadine Mining License. There is also significant argillic alteration along a northeast-trending fault, slightly to the west of the Boumadine Mining License (out of the mining license). Mineral outputs also display a strong correlation with the underlying geology in the Northern Zone, with the altered rhyodacite-rhyolite ignimbrite clearly highlighted.
Airborne Geophysical Surveys
In March 2022, an airborne geophysical survey was conducted by Geotech Ltd. over the Boumadine Mining License. A total of 366 linear-km (33 km²) was flown in a west to east (N90°E) direction with traverse line spacing of 100 m. Tie lines were flown perpendicular to the traverse lines at a spacing of 1,000 m.

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Principal geophysical sensors included a VTEM system, airborne magnetic using a cesium magnetometer, and RSI ARGS RSX-5 spectrometer system. The purpose of the survey was to provide magnetic and resistivity coverage over the permit with sufficient resolution to map the footprint of the known mineralization and any potential extensions.
The airborne results of both methods were of good quality and meaningful. Electromagnetically, Boumadine Deposit corresponds to a prominent, large (>6 x 1.5 km), variably conductive, north-south elongate resistivity low feature in the centre of the block that roughly coincides with all the historical mining work. The resistivity low also coincides well with the northern half of the magnetic low. Those anomalies accurately mapped the known mineralization and supports extension of the favorable prospective corridor to the north and the south.
Following the success of the VTEM geophysical survey, a new airborne geophysical survey commenced on February 2, 2024, and concluded on July 18, 2024. Conducted by Expert Geophysics Limited (EGL), this helicopter-borne MobileMT electromagnetic and magnetic survey covered three blocks: Boumadine, Boumadine West, and Boumadine East, encompassing all of Aya's permits in the Boumadine Property.
The survey involved 105 production flights, covering a total of 14,353 line-kilometers. Specifically, Boumadine covered 6,771 line-kilometers over 609 square kilometers, Boumadine West covered 4,535 line-kilometers over 414 square kilometers, and Boumadine East covered 3,047 line-kilometers over 278 square kilometers.
Electromagnetic readings were obtained using an EGL AFMAG & VLF MobileMT system, which includes an airborne three-component magnetic sensor and a base station with two horizontal electric components. Additionally, a cesium vapor magnetometer in a separate towed-bird was used to measure the intensity of the Earth's magnetic field.
The geophysical acquisition was successful, identifying multiple potentially parallel, on-trend conductive anomalies similar to those previously identified at Boumadine Deposit. Notably, a very large potential conductive anomaly was detected approximately 5 kilometers west of Boumadine, exhibiting a similar orientation but stronger intensity than the Boumadine Deposit conductor. This extensive system also includes strong potential conductors oriented east-west. Additionally, the survey revealed the continuation of the conductivity anomaly, South of Boumadine Deposit and a series of new N340 and north-south oriented potential conductive anomalies.
Mapping
Detailed mapping was carried out on Boumadine Mining License, with the objective to improve geological understanding of the mineralization and geological events.
From the mapping work, two major fault sets were recognized: 1) a fault event N030 that intersects the main Boumadine corridor (N340) and could be responsible for the Au-Zn mineralization event; and 2) an N70°E fault event cutting both the N20°W and N70°E structures that appears to be responsible for the Ag-Pb mineralization event.
Grab Sampling and Assaying
In 2023, 127 surface grab samples were taken, leading to identification of a new mineralized structure to the northwest of the Boumadine Mining License. The structure, which can be followed for >1.5 km, graded up to 3.45 g/t Au (sample 2260129), 186 g/t Ag (sample 2274547), 9.40% Cu (sample 2274534), 27.40% Pb (sample 2274545), and 1.80% Zn (sample 2274547) (Table 9.1 below). The mineralization exhibits stockwork quartz-pyrite-chalcopyrite veinlets associated with silicified felsic dykes injected into a corridor of faults located at the contact of volcanic rocks and sedimentary rocks. This discovery shows the mineralization potential outside of the main Boumadine corridor.
Mapping and grab sampling activities continued throughout 2024, extending to new permits on the Boumadine Property. A total of 386 grab samples were collected during the year.

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Table 9.1 Grab Sampling Assay highlights

Sample ID	Au	Ag	Cu	Pb	Zn
	(g/t)	(g/t)	(%)	(%)	(%)
2260129	3.45	40.00	0.75	0.16	0.06
2260130	3.37	23.40	0.28	0.04	0.03
2260131	2.83	44.00	0.54	0.06	0.02
2260113	2.00	28.00	0.01	1.97	0.06
2260119	1.92	122.00	0.01	0.82	0.08
2260121	1.92	90.00	0.01	0.35	0.06
2274531	1.32	2.50	0.01	0.01	0.01
2260134	0.99	28.00	0.49	0.71	0.27
2274547	0.03	186.00	2.38	8.14	1.80
2274521	0.03	122.80	0.77	10.21	0.40
2260119	1.92	122.00	0.01	0.82	0.08
2274534	0.07	112.00	9.40	0.01	0.01
2274545	0.03	110.00	0.05	27.40	0.09
Drilling
Between May 2022 and December 2024, Aya completed 476 diamond drill holes totaling 192,957 m. The drilling programs aimed to extend the mineralization of the North, Central, and South Zones while also testing targets located further from the main mineralized trend. In addition, all historical drill holes from 2018 to 2021 were re-logged and resampled in 2023 for a total of 77 drill holes and 9,510 m of drill core.
In general, drilling exploration and definition has identified and further defined the distribution of mineralization in five areas: North Zone, Central Zone, South Zone, Tizi and Imariren. Drilling results on the main structure show a strong continuity of the mineralization.
High-grade mineralization was intersected at Tizi, with two holes, BOU-DD24-306 and BOU-DD24-310, showing high gold concentrations (respectively 20.05g/t Au over 1.5m; and 23.34 g/t Au over 1.6m). The mineralization remains hosted within massive sulfide veins, characterized by a higher ratio of arsenopyrite.
A new style of mineralization has also been identified from a drill hole along an east-west structure (BOU-DD24-329) which has returned high-grade Ag results (1,937 g/t Ag over 1.9m). This structure shows stockworks of brecciated carbonate-quartz-pyrite-chalcopyrite ± tetrahedrite veinlets with low temperature texture.

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Table 10.2 Significant Intercepts From the 2024 and 2025 Drilling Programs

Drill Hole	Section	Zone	From	To	Length	Au	Ag	Cu	Pb	Zn	Mo	Ag Eq
			(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD23-214	8850N	Main	214	223	9	4.77	61	0.12	0.07	0.19	5	535
Including			216.2	221.5	5.3	6.61	90	0.18	0.1	0.27	6	749
BOU-DD23-218	8850N	Para	244.3	247.5	3.2	14.72	19	0.02	0.19	0.15	4	1,411
BOU-DD23-218	8850N	Para	252.6	256.8	4.2	13.59	115	0.1	0.13	0.12	3	1,409
BOU-DD23-218	8850N	Main	280.3	286.1	5.8	9.21	80	0.21	0.06	0.14	8	978
Including			280.3	284.3	4	13.05	108	0.29	0.07	0.19	8	1,377
BOU-DD23-220	6575N	Main	105	115.9	10.9	1.77	91	0.09	1.72	4.53	133	575
Including			112.3	114.7	2.4	6.26	261	0.26	1.24	6.56	16	1,275
BOU-DD23-220	6575N	Para	133.4	136.8	3.4	0.89	76	0.26	2.47	6.97	7	649
BOU-DD23-223	6525N	Main	131.6	169.9	38.3	1.53	311	0.04	1.8	4.4	101	763
Including			144.9	155.9	11	2.34	494	0.06	1.89	3.93	36	996
BOU-DD23-225	9325N	Para	47.4	53.7	6.3	1.44	54	0.02	0.85	5.34	12	508
Including			50.8	53.7	2.9	2.88	86	0.04	0.96	9.9	21	927
BOU-DD23-227	9325N	Main	259.7	268.3	8.6	3.34	18	0.07	0.13	0.45	6	369
Including			263.5	268.3	4.8	5.42	21	0.07	0.08	0.11	7	545
BOU-DD23-228	6300N	Main	267.2	276.1	8.9	1.99	81	0.02	1.03	3.36	59	488
Including			267.7	273	5.3	3.09	119	0.03	1.45	4.66	87	715
BOU-DD23-229	6525N	Para	111.9	116	4.1	1.6	175	0.12	1.86	7.32	259	810
BOU-DD23-230	6575N	Main	166.6	184.2	17.6	2.64	247	0.27	1.24	7.74	86	991
Including			177.6	181.3	3.7	2.91	651	0.08	3.18	11.49	106	1,662
BOU-DD23-230	6575N	Para	188.2	202.3	14.1	2.78	97	0.24	0.41	6.52	31	755
BOU-DD23-245	6450N	Main	198.4	206.5	8.1	0.73	122	0.02	2.32	4.68	68	524
Including			198.4	200.2	1.8	1.83	299	0.06	4.83	13.08	269	1,355
BOU-DD23-248	6450N	Main	329.5	335.4	5.9	5.94	59	0.13	0.95	8.75	23	1,136
BOU-DD23-251	6450N	Main	345.9	355.3	9.4	2.66	32	0.04	0.21	4.39	14	531
Including			346.4	348.8	2.4	7.99	91	0.13	0.3	15.77	19	1,719
Including			314	318.8	4.8	6.76	36	0.06	0.11	0.16	0	569
BOU-DD23-265	8850N	Main	338	341.1	3.1	16.25	86	0.13	0.14	0.12	0	1,355
BOU-DD23-265	8850N	Para	366	374	8	4.51	58	0.23	0.2	0.32	0	442
Including			369.7	372.3	2.6	12.17	160	0.69	0.31	0.51	0	1,186
BOU-DD24-284	9950N	Imariren	439.7	441.6	1.9	15.7	91	0.16	0.06	0.05	4	1,317
BOU-DD24-306	3478100	Tizi	314.1	317.1	3	11.48	89	0.24	0.15	0.78	3	1,021
Including			314.1	315.6	1.5	20.05	133	0.37	0.2	1.37	2	1,755

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BOU-DD24-310	34777500	Tizi	58	71.7	13.7	4.9	42	0.06	0.37	0.35	9	445
Including			58	59.6	1.6	23.34	148	0.2	0.41	0.5	17	1,988
BOU-DD24-310	34777500	Tizi	281.4	282.4	1	0.08	7,820	0.17	5.5	1.46	7	8,036
BOU-DD24-329	East-West	East-West	142.1	144	1.9	0.03	1,937	1.66	0.16	0.17	7	2,110
BOU-DD24-353	East-West	East-West	354	356.3	2.3	0.06	107	0.26	4.78	36.67	5	1,300
Notes: * All assay values are uncut. All intersections are core lengths, as true width remains undetermined at this stage.
**Ag equivalent is based on 100% recovery with the following ratios: 1 g/t Au: 93.4 g/t Ag; 1% Cu: 130.4 g/t Ag; 1% Pb: 31.8 g/t Ag; 1% Zn: 54.1 g/t Ag.

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Sampling, Analysis, and Data Verification
Logging and Sampling
Logging and sampling of drill core are performed at Aya’s onsite logging facility; a large warehouse with ample space for logging tables and direct vehicular access for drill core box delivery. Logging procedure includes using core orientation to determine the azimuth and dip of each structure encountered (e.g., veins, contacts, faults). Digital photographs are taken of the drill core and drill core recovery, RQD, basic geotechnical information, geological and structural elements are recorded in the drill core logs. Sample intervals are marked and samples for bulk density determination are also selected. Drill core recovery is generally good; however, when poor, the samples are shorter and there are small gaps in the sampled drill core to show where it was lost.
All data is entered using Geotic software and logging is regularly supervised with sign-off on all steps by a supervisor. When logging is complete, the data is audited in a spreadsheet available to all personnel involved before being imported into a Master file with limited access to selected authorized personnel only. Nominal drill core sample intervals are 1.0 m, which are adjusted to respect lithological contacts or abrupt changes in mineralization, with smaller intervals of 0.5 m.
Drill core samples are cut in half lengthwise using a diamond-blade saw. The rock saw operator cuts along contacts between samples along a line drawn by the logging geologists. One-half of the drill core is placed into a polyethylene bag with a sample tag, and the remaining half-drill core is carefully returned to its original position in the drill core boxes. Field duplicates are made by halving the already halved drill core again and both ¼-drill cores are sent as duplicates to the lab, leaving the remaining ½-drill core archived in the drill core box. Paper sample tags are stapled to the drill core boxes at the end of the sample intervals. Sample books were utilized with pre-recorded, unique sequential number tags reserved for QC samples at pre-determined locations.
Bulk Density Determination
Bulk density determination is performed onsite by Aya geologists, with the water immersion method selected to determine the bulk density of rocks at Boumadine. Bulk density determinations are completed in a dedicated area, where the equipment is protected from disturbances, such as vibration or drafts, which might influence balance readings.
Aya’s protocol requires the determination of wet (moisture percent) and dry bulk densities of mineralized and barren samples. Full drill core pieces of ~10 to 15 cm are used for the determinations. When this process is complete, the drill core is cut and one-half returned to the original location in the drill core box, with a piece of flagging tape stapled to the box to aid with future sample identification.
The equipment is calibrated on a daily basis with 0.5 and 1.0 kg reference materials used for wet and dry tests, and the balance is calibrated weekly with dry certified weights. The set-up is rudimentary, although acceptable and the equipment is scheduled to be upgraded with new apparatus currently on order.
The average bulk density for the constrained sulphide material is 3.70 t/m3. For the current Mineral Resource Estimate a bulk density of 2.61 t/m3 was assigned to oxide and transitional blocks. For sulphide blocks, the median sulphide bulk density was assigned for each modelled domain.
Sample Preparation and Analysis
Samples were prepared by AfriLab at its Boumadine prep-laboratory facility or at its Zgounder prep-lab. A total of 250 g of pulverized sample material was subsequently submitted for analysis to Afrilab in Marrakech. When received at the analytical lab, drill core samples are crushed to <2 mm with a passing rate of 85% using a ROCKLABS jaw crusher.

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A sieving operation is used to ensure the sample is 85% <2 mm. To control the risk of contamination, the jaw crusher is cleaned thoroughly between each sample using compressed air and local barren waste rock.
The crushed sample is subsequently divided using a riffle splitter, in order to have a sub-sample of between 250 to 300 g. The splitter is cleaned thoroughly between each sample using compressed air.
The sub-sample (of 250 to 300 g) is pulverized using a ROCKS LABS pulverizer. Pulverizing performance is targeted to a size of 85% of the sample at <75 μm. One sample in twenty is selected at random to verify this performance, by wet sieve test (standard 75 μm sieve).
Silver, zinc, lead, copper, iron, arsenic, tin and molybdenum are analyzed by ICP spectrometry after 4-acid digestion. Gold is analyzed by fire assay method with AAS finish. Silver grades of >200 g/t Ag are further analyzed by fire assay method with gravimetric finish.
Drill core remains under Aya’s control from the drill site, where the Corporation's geologists supervise operations, to the on-site drill core logging facility, where drill core boxes are transported at the end of each shift for logging, cutting and sampling. When logging and sampling are completed, the plastic drill core trays are stored outside, on-site and cross-piled within a gated compound that is guarded by a security guard around the clock. Sample chain of custody is simplified by the presence of the on-site AfriLab preparation laboratory. Prepared samples are then shipped to the AfriLab facility in Marrakech and tracked through AfriLab’s internal management system.
Quality Assurance/Quality Control Review
Aya implemented and monitored a thorough QA/QC program for the drilling undertaken at the Boumadine deposit during the 2018 to 2025 period. In addition to the internal QC protocol implemented at the laboratories, QC protocol at Boumadine included the sequential insertion of CRMs, blanks and field duplicates into every batch of drill core samples sent for analysis (each batch contains 25 samples). Samples prepared at the drill core logging facility are numbered sequentially, such that drill core samples and QC samples are not able to be differentiated by the laboratory.
QC sample insertion rates are as follows:
A range of CRMs over varying grades are inserted at a rate of 1 in 25 samples;
•Blank samples are inserted at a rate of 1 in 25 samples to monitor for instrumentation carry-over and contamination at the laboratory;
•Field duplicate samples were also inserted into the drill core sample stream, but not as systematically as the CRMs and blanks, at a rate of ~1 in every 50 samples from 2022 to 2024. Prior to this, four field duplicates only were inserted into three drill holes during 2018 and none were inserted during the 2019 drill program;
•At the end of each month, a selection of 5% of the coarse reject samples is submitted to AfriLab; and
•Check analyses at an umpire laboratory (ALS in Seville, Spain) are carried out on one in every 50 samples, representing ~2% of the global primary laboratory sample flow.
The QA/QC procedures from 2018 to 2024 were previously evaluated by P&E and documented in the May 2024 Mineral Resource Estimate (MRE) report. P&E determined that the sample preparation, security, and analytical procedures for the Boumadine Deposit were satisfactory, and that the data were of high quality, suitable for inclusion in the current MRE. Aya's Author (the current Author) reviewed P&E's findings and agrees with their conclusions. All new data included in the Boumadine MRE 2025 has been reviewed by Boumadine Report Authors.

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A total of 22 different OREAS CRMs were used during the 2018 to 2025 drilling at the Boumadine Deposit, to monitor accuracy at the lab for gold, silver, lead, zinc, molybdenum and copper. A summary of CRMs inserted into the drill sample stream and analyzed at AfriLab is outlined in Table 11.1. All 22 CRMs were purchased from ORE Research & Exploration Pty Ltd in Australia and the corresponding certified mean value for each individual CRM is indicated in Table 11.1.
Table 11.1 Summary of Reference Materials Used at Boumadine In 2018 to 2025

Reference Material	Certified Mean Value
	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Mo (g/t)	Cu (%)
OREAS100a	--	--	0.001	--	22.2	0.017
OREAS137	0	25.9	0.673	4.92	9.83	0.0246
OREAS138	0	45.2	1.23	8.19	10.7	0.0266
OREAS139	--	76.7	2.21	13.63	9.82	0.027
OREAS236	1.85	0.478	0.003	0.014	1.56	0.017
OREAS240	5.51	1.3	0.003	0.014	1.7	0.017
OREAS264	0.307	1.29	0.001	0.022	9.15	0.009
OREAS316	--	103	5.02	11.16	16.3	0.161
OREAS317	--	232	12.13	17.45	41.5	0.413
OREAS353	--	2,184	61.26	4.13	18.4	0.312
OREAS353b	0	2184	64.58	383	84	0.431
OREAS354	0	98	1.58	49.77	2.37	0.1387
OREAS601c	0.996	50.3	0.033	0.043	3.66	0.116
OREAS603c	4.96	294	1.043	0.803	60	1.21
OREAS609b	4.97	24.6	0.045	0.131	5.54	0.498
OREAS620	0.685	38.5	0.774	3.15	9.47	0.173
OREAS624	1.16	45.3	0.624	2.4	16.3	3.1
OREAS630b	0.358	19	0.411	1.11	12.7	0.052
OREAS684	0.248	0.352	0.001	0.01	1.19	0.098
OREAS700	0.506	0.525	0.001	0.022	81	0.202
OREAS701	1.11	1.12	0.001	0.034	254	0.491
OREAS992b	15	340	0.374	0.862	7.29	44.73
CRMs were inserted into the analysis stream approximately every 25 samples. Criteria for assessing CRM performance are based as follows: data falling outside ±3 standard deviations from the accepted mean value, or two consecutive data points falling between ±2 and ±3 standard deviations on the same side of the mean, fail. Boumadine Report Authors consider that the CRMs demonstrate acceptable accuracy in the Boumadine 2018 to 2025 DD data and the relative few failures indicate no material issues with accuracy.
Performance of Blanks
The blank material used by Aya is sourced and prepared from local cobbles of arenite and a variety of barren sandstone. The blank material is safely stored away from any source of contamination in plastic drums on-site. Blanks are inserted into the analysis stream approximately every 25 samples. If the assayed value in the certificate was indicated as being less than detection limit, the value was assigned half the value of the detection limit for data treatment purposes (e.g., <1 = 0.5). An upper tolerance limit of +3 standard deviations from the calculated mean was set. There were 9,305 data points to examine.

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The vast majority of data plotted below the set tolerance limit, with very few data points plotting above the set tolerance limit. Boumadine Report Authors don't consider contamination to be an issue with the 2018 to 2025 Boumadine Deposit data.
Performance of Duplicates
Field duplicate samples were inserted into the drill core sample stream, at a rate of ~1 in every 50 samples from 2022 to 2025. Prior to this, four field duplicates only were inserted into three drill holes during 2018 and none were inserted during the 2019 drill program. At the end of each month, a selection of 5% of the coarse reject samples is also submitted to AfriLab for duplicate analysis and the primary lab also assays pulp samples for duplicate analysis.
Field and pulp duplicate data for gold, silver, copper, lead, zinc and molybdenum were examined by Boumadine Report Authors for the 2022 to 2025 DD at the Boumadine Deposit. Coarse reject duplicates were not available to assess. The data were graphed and found to have acceptable precision, with precision improving from field to pulp level, and a minimum R-squared value of 0.99 at the pulp level.
Umpire Sampling
Aya carried out umpire-sampling to confirm the integrity of the analytical results undertaken by AfriLab, the primary laboratory, for geochemical testing at the Boumadine Deposit. Select pulverized pulp samples were submitted for external check assays at a secondary laboratory (umpire lab), to check original analyses undertaken at AfriLab. Check analyses were carried out on one in every 50 samples, representing around 2% of the samples sent for analysis, and were completed at ALS in Seville, Spain.
Boumadine Report Authors, reviewed the umpire assay results for gold, silver and molybdenum at the Boumadine Deposit, and comparisons were made between the primary lab results and the umpire lab results with the aid of scatter plots. Comparison of the 422 samples from the late 2022 diamond drilling program, reveals some dispersion in the gold results below 2 ppm Au and ~8 ppm Au. A high bias is also noted in the reported umpire lab results and an R2 value of 0.891. Increased dispersion below 80 ppm Ag, where expected closer to the lower detection limit, and good correlation above these lower grades are revealed. No significant bias is detected and an R2 value of 0.964 is indicated. Excellent correlation is observed in the molybdenum scatter plot, with the majority of results plotting along the 1:1 line and an R2 value of 0.998.
Boumadine Report Authors does not consider the biases exhibited in the gold data to be of material impact to the current Mineral Resource Estimate, as the primary laboratory is potentially under-reporting these results. Overall, Boumadine Report Authors consider the data to be acceptable for use in the current Mineral Resource Estimate.
Data Verification
Boumadine Report Authors verified the Boumadine Deposit drill hole assay data for silver, gold, copper, lead, zinc, molybdenum, and iron by comparing database entries with assay certificates. These certificates were provided directly by AfriLab in Excel (.xlsx) format.
Assay data from 2018 to 2025 were verified for the Boumadine Deposit by the Boumadine Report Authors. Approximately 15% of the overall data were verified for silver, gold, copper, lead, zinc, molybdenum and iron. Approximately 89% of the constrained data were verified for gold and molybdenum and ~16% for silver, copper, iron, lead and zinc. No errors were encountered in the data during the verification process.
The database verification undertaken by the Boumadine Report Authors is summarized in Table 12.1.

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Table 12.1 Boumadine Database Verification Summary: March 2025

Element	All Recent Data (N=57,364)		Constrained Recent Data (N=1,591)
	No. Verified	% Verified	No. Verified	% Verified
Au	8,758	15.3	1,415	88.9
Mo	8,760	15.3	1,409	88.6
Ag	8,566	14.9	259	16.3
Cu	8,566	14.9	259	16.3
Fe	8,566	14.9	259	16.3
Pb	8,566	14.9	259	16.3
Zn	8,566	14.9	259	16.3
Boumadine Report Authors also validated the Mineral Resource database in Leapfrog and Micromine by checking for inconsistencies in analytical units, duplicate entries, interval, length, or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate drill hole collar locations, survey and missing interval and coordinate fields. A few errors were identified and corrected in the database.
Mr. Antoine Yassa, P.Geo., of P&E and an independent Qualified Person under the terms of NI 43-101, completed a site visit to the Boumadine Property from March 12 to 14, 2024. The site visit included the following activities:
•Visiting various surface drilling sites;
•Inspection of onsite drill core logging and drill core storage facilities;
•GPS location verifications along the main mineralized trend from North to South
•Inspection of AfriLab in Marrakesh;
•Review of database, drill hole collar surveying, logging, sampling and QC procedures;
•Technical discussions and;
•Drill core verification sampling.
Mr. Yassa collected 21 verification drill core samples from seven diamond drill holes. Samples were selected from holes drilled in 2019, 2022 and 2023. A range of high, medium and low-grade samples were selected from the stored drill core. Samples were collected by taking a quarter drill core, with the other quarter drill core remaining in the drill core box. Individual samples were placed in plastic bags with a uniquely numbered tag, after which all samples were collectively placed in a larger bag. Mr. Yassa delivered the samples to AfriLab, a certified laboratory in Marrakesh, Morocco for sample preparation and pulp shipment directly to Actlabs Laboratories in Ancaster, Ontario for analysis. The pulp samples at Actlabs were analyzed for silver and gold by fire assay with gravimetric finish, and by 4-acid digest with ICP-OES finish for silver, copper, molybdenum, lead and zinc.
Actlabs is independent of Aya and P&E and runs a quality system that is accredited to international quality standards through ISO/IEC 17025:2017 and ISO 9001:2015. The accreditation program includes ongoing audits, which verify the quality assurance system and all applicable registered test methods.

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Mineral Processing and Metallurgical Testing
Several testwork programs have been carried out at different laboratories for the Boumadine Project, with the first pilot test program carried out between 1986-1991 and the latest lab test program completed from 2018-2022. Tested materials have included historical tailings, fresh rock, and produced pyrite concentrate samples.
2011 Testwork Campaign
Several metallurgical testwork programs have been completed on the Boumadine Deposit mineralized material between 1980s and 2018.
In 2011, a testwork campaign was organized with the URSTM laboratory, based in Rouyn-Noranda, Québec. The samples were collected from the historical tailings pond located at the Boumadine site. The goal of this test campaign was to assess the potential recovery of the precious metals contained in the historical tailings. The results from the URTSM tests (direct cyanidation tests) showed that the Boumadine sample was highly refractory to direct cyanidation, especially for gold, and to a lesser extent for silver.
SGS LAKEFIELD METALLURGICAL TESTWORK - 2018
Grindability Testwork
The fresh mineralized material sample was submitted for the Bond ball mill grindability test performed at 100 mesh of grind. The BWI is compared to the SGS database. The BWI was 10.7 kWh/t, which lies in the moderately soft range in the SGS database.
Flotation Testwork
The first test attempted to produce lead, zinc, and pyrite concentrates. A lead 4th cleaner concentrate grading 33.1% Pb was produced at 56.7% Pb recovery. The zinc 3rd cleaner concentrate assayed 51% Zn with 78% recovery, whereas the pyrite rougher concentrate contained 49.8% S and 3.4 g/t Au, at 92.4% S recovery and 73% Au recovery. The pyrite rougher tail assayed 0.2 g/t Au. Most of the gold losses were in the lead circuit.
A second test was performed without lead flotation. A zinc concentrate was produced at 46.4% zinc, with only at 47.6% recovery. The pyrite rougher concentrate assayed 49.8% S and 5.28 g/t Au, with 97.5% S recovery and 87.5% Au recovery. The gold loss to the zinc circuit was 11%. The pyrite rougher tails assayed 0.22 g/t Au. The lead reporting to the pyrite concentrate was 85.2%.
A third test was performed to produce pyrite concentrate for downstream testing (roast/CIL). A lead rougher stage was included to reduce the amount of lead in the pyrite concentrate. A zinc concentrate grading 54.2% Zn at 79.5% recovery was produced. The pyrite concentrate graded 51% S and 5.18 g/t Au with sulfur recovery at 93.9% and gold recovery at 80.9%. The major gold loss was to the lead rougher concentrate at 15.5%. The pyrite concentrate was submitted for a roast/CIL test.
Cyanidation Testwork
Seven cyanidation tests were completed on the historical tailings samples and pyrite concentrates; five tests on tailings and two tests on pyrite concentrate samples after fine grinding to <10 μm.
The lime and NaCN consumptions for the pyrite concentrate samples were high and gold recoveries were low at 19 and 32%.

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Roast – CIL Testwork
Four roasting tests were completed on various samples (pyrite concentrate and historical tailings). The tests were conducted as two-stage roasts, in a static muffle furnace for a total of 4 hours (2 hours per stage). The sample was stirred every 15 minutes during the second stage. All sulphide sulphur was oxidized during roasting.
Each calcine was subsequently subjected to a standard cyanidation test as CIL, with 2 g/L NaCN, 10 g/L carbon for 24 hours. The RST-2 calcine (CN-9 feed) was ground in an attrition mill to <10 μm prior to cyanidation. Gold extraction from the calcines ranged from 45 to 85%, whereas silver recovery ranged from 5 to 72%. The poor recovery from the fully oxidized calcine may be due to the presence of 0.15 to 0.25% lead in the pyrite concentrates, which is known to cause problems in the roasting process.
POX – CIL Testwork
Seven POX tests were completed on various samples. The POX tests were carried out in standard Parr 2 L titanium autoclaves. The pulp density in the POX tests was dictated by the sulphide sulphur grade in the POX feed and the need to create autothermal heating conditions. The POX feed was pre-acidulated to pH 1.5 for 30 minutes by addition of sulphuric acid. The Oxidized Tailings Comp was naturally acidic, and no acid was added to the POX feed for that sample. After POX, the pulp was filtered, and the solids washed. POX residues were sub-sampled for analysis and the remaining residue forwarded for CIL. POX4 through POX7 evaluated the effect of Hot Curing (HC) and Lime Boiling (LB) on subsequent lime consumption and silver recovery during CIL.
SGS LAKEFIELD METALLURGICAL TESTWORK - 2022
The 2022 test program consisted of XRD and Tescan Integrated Mineral Analyses mineralogical studies and various processing and metallurgical tests, including gravity separation, communition, flotation, direct CIL, and oxidative treatments of pyrite (BIOX/CIL, Albion/CIL, Roast/CIL).
Mineralogy
Gold and silver deportment studies were completed on fresh drill core representing a Main Composite (from the Boumadine Main Deposit or Central Zone). The XRD results provided the overall mineral composition of the composite sample as summarized in the table below.
Boumadine Composite Sample Mineralogy

Mineral	% Weight
Quartz	34.6
Pyrite	32.6
Muscovite	17.1
Chlorite	3.3
Sphalerite	3.2
Gypsum	2.9
Arsenopyrite	2.8
Biotite	1.7
Galena	0.9
Chalcopyrite	0.9
Total	100

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Slightly more than 40% of the sample weight were sulphides with the most common being pyrite. The presence of chlorites and micas could affect froth flotation efficiencies, and that of arsenopyrite could influence metallurgical process selection.
Essentially, all of the gold was measured to be present in fine (<15 μm) grains with 23% in extremely fine (<3 μm) grains. As a result, half of the gold grains were identified as locked-in, mainly within pyrite grains. Practically no gold grains were identified as associated with or locked-in other sulphides. These phenomena suggest that high concentration gold by physical means would be unrealistic and that leaching extraction would need to follow a high degree of pyrite oxidation.
Comminution Testing
The Main Composite sample was submitted for the Bond ball mill grindability test performed at a P80 150 μm mesh grind. The BWI is compared to the SGS database. The measured BWI was 15.4 kWh/t, which lies in the moderately hard range of the SGS database.
Gravity Separation Testing
The ground Main Composite sample was passed through a Knelson MD-3 Concentrator, collecting a concentrate and producing tailings. The Knelson concentrate was further upgraded on a Mozley mineral separator. The final concentrate represented 0.1% of the feed mass and graded 312 g/t Au and 747 g/t Ag. The recovery to the final Mozley concentrate was 19% Au and 0.7% Ag.
Rougher Flotation Tests
Open circuit rougher and cleaner tests were completed on the Main Composite sample, attempting to produce a saleable lead/gold/silver concentrate and a pyrite concentrate with the maximum amount of gold and silver, along with a zinc concentrate that would be floated prior to pyrite flotation.
The combined lead + pyrite concentrates all achieved recoveries of >90% gold and >85 to 87% silver.
Locked Cycle Flotation
A single 6-cycle locked cycle test was completed with the goals of assessing overall metallurgical performance when internal recycles are incorporated and producing concentrate for downstream testing. Products were recirculated in a typical counter-current manner. The lead and zinc first cleaner tailings were advanced to the next circuit roughing stage. The results of the locked cycle tests are presented in the table below.
Locked Cycle Test Results Summary

Product	Weight (%)	Assays							% Distribution
		Cu (%)	Pb (%)	Zn (%)	As (%)	S (%)	Au (g/t)	Ag (g/t)	Cu	Pb	Zn	As	S	Au	Ag
Pb Conc	3.0	4.81	26.7	4.35	1.67	35	26.6	1,923	75.3	84.5	7.1	4.7	4.1	26.5	53.1
Zn Conc	2.3	0.37	0.48	58.1	0.27	32.9	1.22	166	4.3	1.2	72.0	0.6	2.9	0.9	3.5
Pyrite Conc	54.9	0.061	0.18	0.65	1.69	42.4	3.80	78.5	17.4	10.6	19.5	86.8	89.9	69.0	39.6
Pyrite Tails	39.9	0.015	0.09	0.06	0.21	2.02	0.27	10.5	3.0	3.7	1.4	7.9	3.1	3.6	3.8
Head Calc	100	0.19	0.95	1.83	1.07	25.9	3.02	109	100	100	100	100	100	100	100
Head Direct		0.19	1.00	2.25	0.083		3.33	113

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Direct CIL Testing
The gold extractions were very low, even with fine grinding, although the gold extraction increased from 9.5 to 22.4%. Silver yielded better extractions, with extraction of 80% from the finely ground sample. The reagent consumptions were high and increased significantly with fine grinding.
Albion Testing
The Albion Process™, developed by Xstrata Pty Ltd. (Glencore Technology Pty Limited), Australia, is a combination of fine grinding and exothermic oxidative leaching without the need for pressure treatment or external heating.
The Albion leach parameters recommended by Glencore were in line with their standard neutral leach protocol, which was characterized, in this case, by the standard parameters for operating the circuit.
Sulphide oxidation was high (96.3%) for the test at the finer grind size P80 of 6.3 μm and longer retention time, which dropped significantly to 74.7% when the grind was coarsened to 10 μm and the retention time decreased to 78 hours.
The limestone additions were very high for both tests; 1,650 kg/t of feed to Albion for Test NAL-1 and 1,260 kg/t for Test NAL-2. It should be noted that at the amenability level of testing these additions were not optimized.
The results for the cyanide leaches after Albion oxidation are provided in the summary table at the end of the section. Gold and silver extractions were greatly improved after the Albion pre-treatment. The test at 6.3 μm reported 94.4% gold and 94.8% silver extractions. The gold extraction decreased with the NAL-2 residue (coarser grind and shorter retention time). Reagent consumptions were also reduced in comparison with the direct CIL tests.
Bacterial Oxidation Testing
Bacterial leaching (or bio-oxidation of sulphides) is a biohydrometallurgical process developed for pre-cyanidation treatment of refractory gold feed or concentrates.
The sulphide oxidations improved with increase in retention time, ranging from 60.6% for the 18-day test to 92.8% for the 35-day test. It should be noted that a 35-day residence time in a batch test translates to an ~5 day retention in a continuous process.
The CIL gold extractions improved from 75 to 85%, with longer retention time; i.e., higher sulphide oxidation, however silver extractions decreased drastically. The reagent consumptions were very elevated.
Roast-CIL Testing
Roasting tests were completed on the LCT 1 pyrite concentrate. The tests were conducted as one, two, and three-stage roasts, in a static muffle furnace. Each stage was 2 hours. The sample was rabbled every 15 minutes.
Each calcine was then split in half. One-half was reground in a lab attrition mill to a D80 of <10 μm and the other remained at the “as is” particle size. Overall, gold extraction from the calcines was poor, ranging from 55.6 to 71.1%, whereas silver extraction ranged from 19.9 to 60.3%. A summary of the results is presented in the summary table at the end of the section.
Summary
Based on 2022 metallurgical testwork completed by SGS, Aya envisions a two-phase metal recovery process. Phase 1 is a sulphide flotation stage for recovery of Pb and Zn and partial recovery of Au and Ag. Phase 2 is an oxidation and leaching stage for recovery of Au and Ag. Oxidation of the pyrite concentrate using the Albion Process followed by

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cyanide leaching produced the highest precious metal recoveries. Total recoveries were 89% Ag, 85% Au, 85% Pb and 72% Zn. Next steps include continued refinement of the metallurgical testwork, particularly methods for pyrite concentrate oxidation, such as POX or roasting, and evaluation of key reagents and input parameters.
A comparison of the pyrite treatment options are presented in the table below.
Comparison of Pyrite Treatment Methods

Treatment Process	Testwork Campaign	Process Information	CIL Au Rec. %	CIL Ag Rec. %
Direct Cyanidation (CIL)	SGS 2018	Pyrite concentrate	19.0	58.0
		Pyrite concentrate	32.0	70.0
	SGS 2022	D80 42 µm	9.5	36.4
		D80 6.3 µm	22.4	80.2
Roast-CIL	SGS 2018	RST-1	62.5	9.1
		RST-2	84.8	72.5
		RST-3	68.7	7.0
		RST-5	44.8	4.7
	SGS 2022	RST1, D80 46 µm, 99.9% sulphide oxidation	61.1	19.9
		RST1, D80 7.4 µm, 99.9% sulphide oxidation	71.1	44.9
		RST2, D80 41.5 µm, 97.6% sulphide oxidation	55.6	51.3
		RST2, D80 6.7 µm, 97.6% sulphide oxidation	65.9	60.3
		RST3, D80 44.3 µm, 99.8% sulphide oxidation	59.3	32.5
		RST3, D80 7.5 µm, 99.8% sulphide oxidation	66.7	51.6
		RST6, D80 51.3 µm, 89.3% sulphide oxidation	52.5	51.8
		RST6, D80 8.1 µm, 89.3% sulphide oxidation	63.9	61.8
		RST7, D80 36.5 µm, 95.1% sulphide oxidation	56.4	29.6
		RST7, D80 5.9 µm, 95.1% sulphide oxidation	66.7	50.4
POX-CIL	SGS 2018	POX 1 residue	97.4	49.2
		POX 2 residue	87.7	12.1
		POX 3 residue	95.4	3.2
		POX 4 HC residue	97.6	1.2
		POX 5 HC residue	43.7	65.7
		POX 6 HC-LB residue	98.2	97.6
		POX 7 HC-LB residue	71.6	81.4
BIOX-CIL	SGS 2022	18-day residence, 60.6% sulphide oxidation	75.2	75.5
		26-day residence, 88.0% sulphide oxidation	82.2	40.1
		35-day residence, 92.8% sulphide oxidation	85.1	37.0
Albion - CIL	SGS 2022	NAL-1 residue, 96.3% sulphide oxidation, D80 6.3 µm	94.4	94.8
		NAL-2 residue, 74.7% sulphide oxidation, D80 10 µm	84.9	91.3
Mineral Resource Estimate
The MRE of the Boumadine Deposit is amenable to conventional open-pit and to underground mining methods.
The MRE contains an Indicated Mineral Resource of 5.2 Mt grading 91 g/t Ag, 2.78 g/t Au, 2.8% Zn and 0.85% Pb containing an estimated 15.1 Moz of Ag, 449 koz of Au, 145 kt of Zn and 44 kt of Pb, and an Inferred Mineral

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Resource of 29.2 Mt grading 82 g/t Ag, 2.63 g/t Au, 2.11% Zn, and 0.82% Pb containing an estimated 76.8 Moz of Ag, 2.4 Moz of Au, 615 kt of Zn and 237 kt of Pb, as shown in Table 1.1. The Mineral Resource Estimate has an effective date of February 24, 2025. Approximately 49% of the Inferred Mineral Resource is pit-constrained and reported above a cut-off NSR value of $95/t, and 51% is deemed for underground development and reported above a cut-off NSR value of US$125/t.The sensitivity of the out-of-pit Mineral Resource to changes in potentially economic NSR cut-off value was also calculated and the results are listed in Table 1.2.
A total of 428 drill holes totaling 142,268 meters were available for Mineral Resource modelling. Mineralization models were developed by Aya and reviewed and accepted by the Boumadine Report Authors.
Forty five individual mineralized domains were identified through drilling and surface sampling. The modelled mineralized domains are constrained by individual wireframes, based on sulphide content and a nominal 100 g/t AgEq cut-off value. Mineralized wireframes were used as hard constraining boundaries for the purposes of block coding, statistical analysis, compositing limits, and estimation of the Mineral Resources.
A rotated three-dimensional block model, with 2.5 meters x 5.0 meters x 5.0 meters blocks, was used for the MRE. The block model consists of estimated Au, Ag, Cu, Pb and Zn grades, bulk density, block volume inclusion percent, and classification criteria. NSR, AuEq and AgEq block values were subsequently calculated from the estimated Ag, Au, Zn, Pb and Cu grades, incorporating metal prices, metallurgical recoveries, concentrate freight and smelter charges.
Sampled assays were composited to a 1.00 meter standard length. Grades were estimated using Inverse Distance Squared (ID2 ) estimation, with two estimation passes. Composites were capped prior to estimation. Composite samples were selected within an oriented search ellipse, based on domain orientation and grade trends. Bulk density values specific to each mineralized domain were assigned based on bulk density measurements obtained from drill core.
Classification criteria were determined from observed grade, geological continuity and variography. Grade blocks estimated in the first pass that used a minimum of two drill holes and with an average distance between composites of approximately 50 meters were classified as Indicated, and all remaining estimated grade blocks were classified as Inferred.
Pit-constrained Mineral Resources have been estimated within an optimized pit shell for the purpose of reporting Mineral Resources and includes Indicated and Inferred Mineral Resources. The pit-constrained Mineral Resources are reported using a NSR cut-off value of USD $95/t. Out-of-pit Mineral Resources are reported beneath the pit shell which exhibit historical continuity and reasonable potential for extraction by "longhole" mining methods. Out-of-pit Mineral Resources are reported using an NSR cut-off of USD $125/t

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Table 1.1 Boumadine Mineral Resource Estimate as of February 24, 20255(1-12)

Class	Cutoff	Tonnes	Average Grade							Contained Metal
			Ag	Au	Cu	Pb	Zn	AgEq	AuEq	Ag	Au	Cu	Pb	Zn	AgEq	AuEq
	NSR US$/t	(kt)	(g/t)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(kt)	(koz)	(koz)
Pit-Constrained
Indicated	95	3920	94.27	2.99	0.13	0.84	2.95	476.47	5.3	11,881	343	5.1	33	116	60,051	667
Inferred	95	14,258	89.73	2.89	0.1	0.81	2.38	450.02	5	41,135	1102	14.3	115	339	206,293	2,293
Out-of-Pit
Indicated	125	1,249	80.1	2.11	0.08	0.87	2.32	358.2	3.98	3,216	106	1	11	29	14,382	160
Inferred	125	14,938	74.27	2.39	0.07	0.82	1.85	356.88	3.97	35,669	1,294	10.5	122	276	171,393	1,905
Total
Indicated	95/125	5,169	90.84606307	2.777363126	0.117918359	0.847248984	2.797771329	447.8920874	4.981044689	15,097	449	6.1	44	145	74,433	827
Inferred	95/125	29,196	81.81996164	2.634177285	0.084650637	0.815116454	2.108827922	402.3653446	4.473005206	76,804	2,396	24.8	237	615	377,686	4,198
Notes:
1.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
2.The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
3.The Mineral Resources were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions (2014) and Best Practices Guidelines (2019) prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council.
4.A silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% were used.
5.AgEq = Ag(g/t) + (Au(g/t) *Au price/gram*Au recovery)/(Ag price/gram*Ag recovery) + Zn(%)*Zn price/lb* Zn recovery/(Ag price/gram*Ag recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Ag price/gram*Ag recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Ag price/gram*Ag recovery)*685.7147973
6.AuEq = Au(g/t) + (Ag(g/t) *Ag price/gram*Ag recovery)/(Au price/gram*Au recovery) + Zn(%)*Zn price/lb* Zn recovery/(Au price/gram*Au recovery)*685.7147973 + Pb(%)*Pb price/lb* Pb recovery/(Au price/gram*Au recovery)*685.7147973 + Cu(%)*Cu price/lb* Cu recovery/(Au price/gram*Au recovery)*685.7147973
7.The constraining pit optimization parameters were US$3.5/t for of mineralized material mining. US$2/t for waste mining US$89/t for processing and US$6/t for G&A totalling US$95/t for a cut-off and 50-degree pit slopes.
8.The out-of-pit parameters used a US$30/t mining cost, US$89/t processing cost and US$6/t G&A totalling US$125/t for a cut-off The out-of-pit Mineral Resource grade blocks were quantified above the $125 NSR cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the longhole underground mining method.
9.Individual calculations in tables and totals may not sum due to rounding of original numbers.
10.Grade capping of 800 g/t Ag, 30 g/t Au, 28% Zn, 10% Pb and 1.4% Cu was applied to composites before grade estimation.
11.Bulk density was evaluated separately for each individual vein with values ranging from 3.20 to 4.00 t/m3 determined from drill core samples and used for the MRE. For oxidized and transitional material, a bulk density of 2.65 t/m3 was used.
12. 1.0 m composites were used during grade estimation.

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Table 1.2 Cut-Off Sensitivity of In-pit & Out-of-Pit MRE for indicated & inferred resource

Indicated In-Pit and Underground Resource
UG-OP	Tonnes	Ag	Ag	Au	Au	Cu	Pb	Zn	AgEq	AgEq	AuEq	AuEq
NSR US$/t	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(%)	(%)	(g/t)	(koz)	(g/t)	(koz)
145-120	4,472	97	13,923	3.05	439	0.12	0.86	2.75	484	69,632	5.4	777
140-115	4,625	95	14,110	2.99	444	0.12	0.86	2.72	476	70,751	5.3	788
135-110	4,791	93	14,359	2.92	450	0.12	0.86	2.69	467	71,933	5.2	801
130-105	4,932	92	14,547	2.86	453	0.12	0.85	2.66	460	72,898	5.11	810
125-95	5,169	89	14,863	2.77	460	0.11	0.84	2.63	448	74,433	4.98	827
120-90	5,298	88	15,008	2.72	463	0.11	0.83	2.6	442	75,250	4.9	834
115-85	5,481	87	15,265	2.66	469	0.11	0.82	2.57	433	76,364	4.81	848
110-80	5,648	85	15,477	2.6	473	0.11	0.81	2.55	426	77,320	4.73	858
105-75	5,820	84	15,683	2.54	476	0.1	0.8	2.53	418	78,268	4.64	868
90-60	6,284	79	16,061	2.39	483	0.1	0.78	2.46	399	80,571	4.4	890

Inferred InPit and Underground Resource
UG-OP	Tonnes	Ag	Ag	Au	Au	Cu	Pb	Zn	AgEq	AgEq	AuEq	AuEq
NSR US$/t	(kt)	(g/t)	(koz)	(g/t)	(koz)	(%)	(%)	(%)	(g/t)	(koz)	(g/t)	(koz)
145-120	24,023	90	69,342	2.86	2,211	0.09	0.87	2.14	441	340,641	4.9	3,786
140-115	25,128	88	70,937	2.8	2,261	0.09	0.86	2.12	432	349,042	4.8	3,880
135-110	26,218	86	72,627	2.73	2,304	0.08	0.85	2.1	424	357,154	4.71	3,970
130-105	27,538	84	74,537	2.66	2,355	0.08	0.83	2.08	414	366,533	4.6	4,074
125-95	29,196	82	76,803	2.57	2,413	0.08	0.82	2.06	402	377,685	4.47	4,198
120-90	30,517	80	78,494	2.51	2,463	0.08	0.8	2.03	394	386,356	4.38	4,294
115-85	31,780	78	80,098	2.45	2,506	0.08	0.8	2.01	386	394,344	4.29	4,383
110-80	33,191	77	81,883	2.38	2,543	0.08	0.79	2	378	402,842	4.2	4,478
105-75	34,696	75	83,932	2.32	2,584	0.08	0.78	1.97	369	411,615	4.1	4,575
90-60	39,460	70	89,112	2.13	2,706	0.07	0.75	1.92	345	437,219	3.83	4,860

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Exploration, Development, and Production / Recommendations
Aya owns or controls 25 mining and exploration permits in the Boumadine Property area (272 km2) in the eastern part of the Kingdom of Morocco. Structurally-controlled, mainly silver-gold polymetallic sulphide mineralization are currently defined in five separate zones along an approximately 5.4 kilometers strike length that together make-up the Boumadine Deposit. Additional mineralized zones and mineral occurrences are known in the area.
Additional expenditures are recommended by the Boumadine Report Authors for the following activities:
•Drilling to advance Inferred to Indicated Mineral Resources;
•Drilling down-dip in order to develop additional Mineral Resources at depth;
•Follow-up geological mapping, mineral prospecting, and assays;
•Development of a comprehensive bulk density model;
•Investigate grade capping thresholds by individual mineralized domain;
•Review grade anisotropy by individual mineralized domain; and
•Complete a Preliminary Economic Assessment of the Boumadine Project.
The Boumadine Report Authors also recommend that Aya continue with the current QC protocol and monitor QC data, and continue refining the metallurgical testwork for improved process recoveries.
These estimated cost of the recommended work program is US$52.3M, which includes 10% contingency (without applicable taxes) (Table 1.3).
Table 1.3 Recommended Programs and Budgets for 2025-2026

Year	Item	Activity	Unit (m)	Cost Estimate (US$)
Phase 1 - 2025
2025		Drilling (all-in costs)	140,000	22,330,000
		Administration and Management		3,000,000
		Geological Mapping, Mineral Prospecting, Assays		120,000
	Sub-Total			25,450,000
	Contingency (10%)			2,545,000
	Total - 2025			28,000,000
Phase 2 - 2026
2026		Drilling (all-in costs)	120,000	19,140,000
		Administration and Management		3,000,000
	Sub-Total			22,140,000
	Contingency (10%)			2,214,000
	Total - 2026			24,350,000

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RISK FACTORS
The business of the Corporation is subject to a number of risks and uncertainties which are typically out of its control, and which may impact significantly its financial and operational outcomes and conditions, as well as the valuation of its common shares. Current holders and prospective buyers of the securities of the Corporation should give careful consideration to all information contained or incorporated by reference in this AIF and, in particular, the following risk factors. If any of these risks described below occurs, or if any other risk not currently anticipated or fully appreciated occurs, the business and prospects of Aya could be materially adversely affected, which could have a material adverse effect on Aya’ financial condition, results of operations, valuation and the trading price of its shares.
Operational Risks
Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery
The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are mined, extracted, and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, the current understanding of the geological genesis of the area which underlies our models and, the cost of recovering and processing minerals at the individual mine sites. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Corporation’s mineral properties and may have a material adverse effect on the Corporation's operational results and financial condition. Mineral Resources on the Corporation’s properties have been calculated based on economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Corporation’s Mineral Resources. In addition, there can be no assurance that silver recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.
Risks Inherent to Mining
The Corporation is engaged in the business of operating, exploring, developing, and acquiring mineral properties in the hope of locating or expanding on economic mineral deposits. Except for the Zgounder Silver Mine, all of the Corporation's property interests are at the exploration stage and are without a known mineral reserve. Accordingly, there is little likelihood that the Corporation will realize any profits in the short to medium term from these properties. Any profitability in the future from the Corporation’s business will be dependent upon locating economic mineral deposits. There can be no assurance, even if an economic mineral deposit is located, that it can be commercially mined.
Inaccuracies in Production, Cost Estimates and Cash Flow
From time to time, the Corporation prepares estimates of future production and future production costs for operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates;

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the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Corporation’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short‐term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on‐site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
Access to Water
Access to water constitutes a critical consideration for mining activities. Sufficient and constant water access are necessary for Aya’s operations, including for drilling, exploration, subsistence, processing ore, dust suppression, and other essential activities. Aya’s operations are located in Morocco, in a region which is prone to periodic droughts due to its arid climate, with limited rainfall and high evaporation rates. Droughts in Morocco can result from various factors, including irregular precipitation patterns, climate change, and unsustainable water management practices. Water scarcity risks can arise when the Corporation’s operations demand more water than the available supply during a specific period, weather caused by drought or inability to rely on efficient water infrastructure and technology. Water scarcity risks may be heightened by competition for water resources among companies, agriculture and communities surrounding Aya’s operations. Said risks include increased delays and costs for obtaining and using water for mining operations and unforeseen expenses related to water extraction, storage, treatment, transportation and disposal. The Corporation could be forced, for example, to construct reservoirs, pipelines, drill groundwater wells or find alternative water resources than it currently uses. In addition, governments in Morocco could, without notice to the Corporation, adopt new laws or regulations governing the access, storage, use, disposal and distribution of water and its quality. Any shortages or restrictions on water availability and compliance with new water-related laws or regulations could significantly increase operational complexity and costs and force Aya to reduce production, suspend operations temporarily, or seek alternative water sources, leading to delays and additional expenses. In case of prolonged limitations in access to water, the Corporation may be unable to continue its operations or to do so in a profitable manner. The occurrence of any of the aforementioned risks could have material adverse effects on our business, financial condition and results of operations.
Floods
Heavy seasonal rains and flash floods pose a risk to the Corporation's mining operations in Morocco. The Corporation's Zgounder Silver Mine and Boumadine Project, located within the Anti-Atlas Mountains region, are susceptible to experiencing sudden and intense rainfall, leading to the overflow of rivers and watercourses. This can result in the flooding of exploration and mining sites, damage to equipment, and contamination of mined materials in addition to blocking roads and prevent transportation to or from the work sites. Furthermore, flooding can cause delays in production, increase safety hazards for workers, and lead to costly repairs or operational shutdowns. Additionally, improper drainage systems or lack of flood mitigation measures in remote mining areas can exacerbate the risks, leading to long-term environmental damage and regulatory non-compliance.

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Reliance on Contractors
Aya retains the services of contractors for exploration, engineering, development and construction projects as well as mining operations. For instance, we have outsourced a major portion of the EPC work related to the Zgounder Expansion to DF (see "Material Contracts") and, we currently outsource our open-pit operations to qualified contractors in Morocco. While the Corporation is diligent in retaining reputable and competent contractors, we remain subjected to a number of risks related to the reliance on such contractors, including but not limited to, contract risk, execution risk, dispute and litigation risk, regulatory risk and labor risk, which could result in additional costs and liabilities. More specifically, should our open-pit contractors fail to perform according to the terms of the agreements negotiated, fail to conform to expected quality, safety and environmental standards, act contrarily to applicable laws and regulations, not maintain proper licenses and approvals, or experience business disruptions or shortages in properly trained staff, our operations could be suspended, delayed or be entirely stopped, which may materially impact our operations as a whole. Should this happen, we may not be able to engage replacement contractors on similar terms or at all in a timely manner. Additionally, we may become engaged in disputes with our contractors, which could lead to additional expenses, distractions and potential loss of production time and additional costs, any of which could materially and adversely affect our business, financial condition and results of operations. Moreover, any failure by contractors to meet any of our quality, safety and environmental standards may result in liabilities to us and could also affect our compliance with government rules and regulations relating to exploration, mining and workers’ safety.
Indebtedness
In connection with the financing of the Zgounder Expansion, the Corporation and its subsidiaries entered into various agreements with the EBRD and the CTF. These Agreements require us to comply with various provisions that may limit or inhibit our ability to pursue strategies and projects. Such provisions include but are not limited to obligation to maintain certain financial ratios as well as prohibitions or limitations on: the disposition of assets, the completion of mergers or acquisitions, transactions involving any change in control, specific investments, engaging in new business activities, incurring additional indebtedness, encumbering assets, paying dividends or making other distributions to shareholders and, engaging in transactions with our affiliates.
If we default under the Agreements, and such event of default is not cured or waived, the lenders could terminate their commitments under the debt instruments and cause all amounts outstanding with respect to the debt to become due and payable immediately, which could also potentially cause the acceleration of indebtedness under other agreements of the Corporation that contain cross default or cross-acceleration provisions. If the indebtedness under the Agreements is accelerated and the Corporation is not able to repay or borrow sufficient funds to refinance its indebtedness, the lenders under the Agreements could proceed to enforce the collateral interests granted to them to secure that indebtedness, which could result in the loss of all of our assets including, but not limited to, mining permits, cash and accounts receivable. Should this occur, we may lose control over our business and/or be forced into a reorganization or liquidation of our assets and/or, bankruptcy, which could have a material adverse effect on our business, financial condition, and results of operations.
We may also incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as restrictive or more restrictive than those to which we are presently subject under the Agreements summarized above and any default under such debt instruments could entail similar consequences.
Our ability to make our scheduled payments and to meet our other obligations under our existing and future debt instruments depends on our financial condition and operational performance, as well as to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow or that future borrowings will be available to us in amounts sufficient to enable us to pay all principal and interest on our debt and to meet other liquidity needs. If we

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are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, which may have an adverse impact on our business, financial condition, and results of operations.
Boumadine Project
The majority of the gold and silver found at the Boumadine project is in the mineralized rock associated with pyrite and is considered to be encapsulated within the pyrite crystal structures or in small inclusions. As a result, the extraction of silver and gold is refractory to conventional leaching methods and that leaching extraction would need to follow a high degree of pyrite oxidation. The Au/Ag ratio for Boumadine is significantly lower than what is typically found in current operating projects. The Corporation is currently assessing the potential of various gold and silver extraction technologies to extract the refractory precious metals. The economic viability of the Boumadine Project, which depends on successfully selecting and adapting a suitable technology, remains uncertain, and metallurgical studies are ongoing. The mineral resource estimate related to the project may prove to be materially inaccurate or otherwise negatively or positively affected as the metallurgical testwork and future engineering continue to progress.
Uninsured Risks
The Corporation’s business is subject to several risks and hazards, including environmental conditions, changes in regulatory environment, political and foreign country uncertainties, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in mining, monetary losses, and legal liability. The insurance coverage of the Corporation does not cover all potential risks because of customary exclusions, limitations in availability or, in the Corporation’s opinion, disproportionate cost in relation to insurable risks. There can be no assurance that the current coverage will remain available to the Corporation, that it will be fully renewed by the Corporation or that, in the event an insured risk materializes, the coverage will be sufficient or that the insurers involved will be able to fulfill their obligations.
Additional Funding Requirements
The continuation of our exploration and development activities relies on cash flow from our operations and external financing and will require additional capital. In addition, any future decision to expand our exploration programs or operations and/or to acquire assets will also require additional capital, notably for project engineering and construction purposes. Accordingly, to sustain its current activities, to execute its business projects and strategy and to discharge its unanticipated liabilities, the Corporation depends on its ability to generate free cash flow from its operating mine and to obtain external financing through debt financing, equity financing, the joint venturing of projects or other means. The Corporation does not currently have arranged sources of incremental financing. There is no guarantee that the Corporation will be successful in securing financing for these purposes in a timely manner, on favorable terms, or at all. Any disruption and volatility in the global capital markets, such as that experienced in the past years because of the COVID-19 pandemic, could increase the Corporation’s cost of capital and adversely affect its ability to obtain financing. Should the Corporate raise funds by issuing additional equity securities, such financing may substantially dilute the interests of the current shareholders in the Corporation and reduce the value of their investment in the Corporation’s securities.
Integration of Future Acquisitions in Current Operations
The Corporation may make select future acquisitions. If the Corporation does make acquisitions, any positive effect on the Corporation’s results will depend on a variety of factors, including, but not limited to: integrating the operations

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of an acquired business or property in a timely and efficient manner; maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment. Acquiring additional businesses or properties could place pressure on the Corporation’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution. The integration of the Corporation’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems. The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating results, financial condition and the price of the Corporation’s Common Shares. In addition, the acquisition of mineral properties may subject the Corporation to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Corporation. There can be no assurance that any future acquisitions will be successfully integrated into the Corporation’s existing operations.
Compliance with Evolving Legal Requirements
Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Changes in these regulations or in their application are beyond the control of the Corporation and could adversely affect its operations, business and results of operations. Government approvals and permits are currently, and may in the future be, required in connection with the Corporation’s mining exploration and development projects. To the extent such approvals are required and not obtained, the Corporation may be restricted or prohibited from proceeding with planned exploration or development activities.
In addition, as its common shares are publicly traded, the Corporation must adhere to rules and policies set forth by various Canadian and international governmental and self-regulatory bodies, such as the Canadian Securities Administrators and the Toronto Stock Exchange, which are constantly changing and expanding in complexity.
Compliance with applicable laws, regulations, permitting requirements, rules and policies requires Aya to incur administrative and legal expenses which are generally increasing and may divert management’s focus from revenue-generating endeavors to regulatory compliance tasks.
Failure to comply with applicable laws, regulations, permitting requirements, rules or policies may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to be paused or cease, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.
Community Relations
Aya’s relationships with communities located near the sites where it conducts its exploration, development and operation activities as well as with other stakeholders are important to the success of its operations. There are some groups located in Morocco, near the Zgounder Silver Mine, who have shown, in the past from time to time, opposition to the mining activities of the Corporation, including with regards to the use of limited water resources by the Corporation. Such opposition from local groups may also affect the activities of the Corporation in the future. In

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addition, there is an increased level of concern from the public in general with regards to the social and environmental impacts of mining activities. Non-governmental organizations and civil society groups often critique the extractive industries generally. Any legal challenges, work stoppages and adverse publicity generated by them or local groups could have a material adverse impact on the Corporation, particularly on its ability to secure new permits, continue its operations, the laws governing its activities and its reputation. Such impacts may lead to decreased investor confidence and affect the Corporation’s operational results, financial position and cash flow. While the Corporation is committed to operating in a socially responsible manner, there is no assurance that its efforts can fully mitigate these risks.
Health and Safety
Mining exploration and operational activities inherently carry safety risks, including but not limited to surface or geotechnical incidents, underground fires, underground rockfalls, blasting accidents, vehicle collisions, unsafe road conditions, falls from heights and contact with energized sources. In addition, mining operations activities can lead to mental and physical diseases related to, among other things, dust and chemical exposure, work in underground, confined spaces and hot environments, exposure to noise, ergonomic injuries and prolonged periods of strenuous work and isolation. The Corporation's maintains an unwavering commitment to the health and safety of its employees and contractors on site and within its offices. Under this commitment, the Corporation invests heavily in employee training and continuous education as well as on-site precautionary measures and procedures. Notwithstanding ongoing efforts, the aforementioned risks may arise and cause injury, fatality, as well as legal action and regulatory measures taken against the Corporation. Any such event could damage the Corporation's reputation and hinder its ability to continue its operations and achieve its goals.
Environmental Matters
The Corporation’s operations are subject to environmental regulations, which can make operations expensive or prohibit them altogether.
The Corporation may be subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products that could occur as a result of its mineral exploration, development and production. In addition, other environmental hazards may exist on a property in which the Corporation directly or indirectly holds an interest that are unknown to the Corporation at present which have been caused by previous or existing owners or operators of the property. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties.
To the extent the Corporation is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Corporation. If the Corporation is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Corporation.
Uncertainty of Titles
Although the Corporation has obtained title opinions with respect to its key properties and has taken all possible measures to ensure proper title to its properties, including filing of necessary documents and payment of rents to local regulatory authorities, there can be no guarantee that the title to any of its properties will not be challenged or that they are not subject to unregistered liens, agreements or transfers or undetected defects. Third parties may, unbeknownst to the Corporation, have valid claims to underlying portions of the Corporation’s interests.

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Conflicts of Interests
Certain directors and officers of the Corporation may also serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. Furthermore, certain directors and officers of the Corporation may also serve as directors of other companies involved in mineral exploration and development. Consequently, the possibility of conflict of interest exists at several levels.
To the extent that such other companies may participate in ventures in which the Corporation is also participating, or participate in business transactions with the Corporation, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each Corporation’s participation. Canadian law requires the directors and officers of the Corporation to act honestly, in good faith, and in the best interests of the Corporation and its shareholders. However, in conflict-of-interest situations, our directors and officers may owe the same duty to another Corporation and will need to balance the competing obligations and liabilities of their actions or declare and refrain from voting on any matters in which such directors have a conflict of interest.
Availability of Workforce and Labour Relations
The Corporation is dependent on its ability to attract and retain employees and contractors at all levels with appropriate technical, business and management skills and operating experience necessary to execute its exploration, development and exploitation activities. The Corporation competes with mining companies on a global basis to attract and retain skilled labor. The remote locations at which its employees and contractors are called to work poses an additional challenge in terms of recruitment and retention. The employment of foreign workers in Morocco can be difficult due to the necessary work visas and permits the government requires. Shortages of suitably qualified personnel could have a material adverse effect on the Corporation’s business and operational results. The loss of current employees and contractors due to failure in maintaining satisfactory labour relations could also adversely affect its business and operations. To this effect, the Corporation offers competitive remuneration and benefits and also implemented regular training sessions to improve general and specific skills of its work force. As part of its succession planning, the Corporation also identified a limited number of high potential employees whose development aims at making them key managers within a short to medium term.
Infrastructure
Mining operations, as well as development and exploration activities, rely on adequate infrastructure such as reliable roads, power sources, water supply and telecommunications equipment, which all significantly impact both capital and operating costs. Any shortage of infrastructure elements or delay in their availability, weather caused by natural phenomena, lack of maintenance, human interference or other reasons, could delay or stop exploitation and/or development of or projects and negatively affect the Corporation’s business, operational results and financial condition. Persistent or severe shortages or delay in availability could potentially lead to the alteration or abandonment of the Corporation’s exploration and development plans.
Dependence on a Single Mine
Aya’s only material property is the Zgounder Silver Mine. Unless new projects are acquired or advances our exploration properties are advanced to material status, any event affecting negatively the Zgounder Silver Mine could have a material adverse effect on the Corporation’s business, financial performance and operation results. The Corporation is actively seeking new projects and exploring its non-material mineral properties with the aim of developing additional producing assets. Until it succeeds in doing so, for which there can be no assurance, the Corporation will remain dependent on its operations at the Zgounder Silver Mine for all of its cash flow.

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Tailings Facilities and Dams
The waste rock, tailings and wastewater generated by our mining activities are kept in storage facilities and dams, at our sites. Any failure or breach of these facilities or dams on our sites could result in extensive environmental and property damages and, personal injury or death. Poor design or inadequate maintenance of the tailings facilities or improper management of site water may contribute to facility failure or tailings release and could also result in damage or injury. Some upstream dams at the Zgounder Silver Mine were constructed according to outdated norms and remain unsecured to this day – should such dams collapse, villages surrounding the site could be inundated and destroyed and residents could be injured or killed. Unpredictable natural events, such as extreme weather, seismic events, or other incidents out of the corporation’s control could induce or contribute to failures in dams and tailings facilities. Should any of the aforementioned risks materialize, the corporation’s operations could be delayed or stopped and the financial condition and reputation of the corporation could also be materially and adversely affected. In such event, the corporation could face enforcement actions, obligations to remediate environmental contamination, personal injury claims, securities litigation and other consequences including but not limited to fines and penalties and third-party claims, the suspension or revocation of its exploration and exploitation permits. What is more, any failure to comply with environmental, health and safety laws or regulations pertaining to tailings facilities and dams may also result in injunctions and other consequences as those listed above. The costs associated with responsibilities and liabilities pertaining to tailings facilities and dams may be significant, higher than expected and result in a situation where it is no longer profitable to continue operations.
Reputation
The consequence of reputational risk is a negative impact to the Corporation’s public image, which may influence its ability to acquire future mining projects and retain or attract key employees. Reputational risk may arise under many situations including, among others, cyber-attacks and media crisis. Prior to acquiring a particular project, the Corporation mitigates reputational risk by performing due diligence, which includes a review of the mining project, the country, the scope of the project and local laws and culture. Once the decision to participate in a mining project has been taken, the Corporation continues to assess and mitigate reputational risk through regular Board and Board Committees reviews.
Information Technology Systems and Cyber Security Threats
The Corporation’s operations depend, in part, on information technology systems and services as well as digital technologies (collectively, “IT Systems”). The reliability and security of these IT Systems are critical for the secure processing, storage and transmission of information and data. Should the IT Systems’ functionality or security fail or be interrupted without possibility of being restored quickly, the Corporation’s ability to operate its facilities and conduct its business could be materially compromised. A failure in IT Systems or a breach in its security features could be caused by incidents including but not limited to cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, as well as unauthorized access to information and data, vandalism, theft, cyber-attacks and cyber-crimes targeting the Corporation’s systems or those of third parties on which it relies. While the Corporation performs audits and maintains its IT Systems to mitigate risks of failures and has implemented a series of security measures in respect of its information and data, there is no assurance that it will be successful in preventing risks of failures and security breaches from materializing. The failure of IT Systems or any part thereof could cause disruptions or delays in operations, theft of funds, misappropriation of assets, and lead to the loss, destruction, inappropriate or unauthorized use of data and information, including personal data, confidential information or intellectual property of the Corporation, its employees, suppliers or customers. The occurrence of any of the foregoing could have a material adverse affect on the Corporation’s cash flows, earnings, results of operations, financial condition and reputation. The Corporation may incur additional time and expense in relation to the remediation of the failure or breach, the improvement the IT Systems subject to the failure or breach and the

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notification of victims and appropriate authorities further to the breach. The Corporation could be subject to legal proceedings in respect of the failure or breach, which could require unexpected legal expenditures, and which could ultimately lead to a finding of liability, including under laws relating the protection of personal information, and the imposition of damages/fines/penalties.
Geopolitics, Restrictions on Repatriation of Earning and Changes in Tax Regimes
The governments of Morocco and Mauritania, where the Corporation’s projects are currently located, support the development of their natural resources by foreign companies, but there is no assurance that, in the future, these governments will not adopt new or different policies, laws, regulations or interpretations thereof respecting foreign ownership of mineral resources, taxation, exchange rates, environmental protection, labour relations, community rights, repatriation of income or return of capital, restrictions on production, price controls, capital controls, export controls, currency controls, local beneficiation of silver or gold production, restrictions of earnings, expropriation of property, foreign investment, maintenance of claims, water use and mine safety.
Political and social instability and changes in policies, laws, regulations or interpretations thereof in Mauritania and in Morocco are beyond the Corporation’s control and, may result in the restriction or halting of the Corporation’s operations, limitations on the possibility of it engaging international consultants and personnel and, the curtailment of physical access to it projects. The possibility that a government in Mauritania or Morocco may adopt new or substantially different laws, regulations, policies or interpretations thereof, might extend to the renegotiation or nullification of existing agreements and permits or to the expropriation of assets, cannot be ruled out. The materialization of such risks could have material adverse effects on our business, results of operations and financial condition.
Substantially all the Corporation’s assets are held in its Moroccan subsidiaries though which it conducts its operations. As such, any new restrictions on the repatriation of earnings from our subsidiaries could impact on our ability to receive cash from our operations, which could have a material adverse effect on our financial condition.
Tax regimes and applicable tax rates in Morocco may change without notice. Moreover, the Corporation’s interpretation of tax laws and regulations, as applied to its transactions and activities, may not coincide with that of the authorities in Morocco and may be disputed. Consequently, the taxation applicable to transactions and operations involving the Corporation’s subsidiaries may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and interest and could impact the Corporation’s cash flow forecasts, all-in sustaining costs and operating costs, and ultimately have a material adverse effect on our financial condition.
Public Health Threats
Any pandemic, epidemic, endemic or other public health threat, including the emergence of any COVID-19 variant, could negatively impact the global economy and result in abnormal levels of volatility in financial markets and in the prices and demand for commodities, including gold and silver. As a result of the COVID-19 pandemic, the Corporation encountered challenges in terms of mobilization of its staff to and from its sites, delayed shipments of materials and augmentation of costs for supplies and transportation. The extent to which the Corporation may be operationally or financially adversely impacted by COVID-19 or any other pandemic, epidemic or public health threat in the future is highly uncertain and could be material, depending on a variety of factors including the locations, severity and spread of outbreaks, the actions taken by governments in the countries where the Corporation operates in response to any outbreaks and the degree of disruption of supply chains. Significant outbreaks could result in a widespread crisis that could adversely affect the economies and financial markets of many countries and ultimately, Aya’s business, operation results and financial condition.

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Wars
Following the attacks by Hamas on Israel’s border in October 2023, Israel declared war against Hamas and launched a series of responding attacks in Palestine. Since the beginning of the Israel‐Palestine war, global oil prices have increased and, there is a risk that the instability in Middle East caused by the war result in further price increases, trade embargos, supply chain disruptions and other uncertain outcomes that may have material adverse effects on the Corporation.
Changes in Climate
Several governments have introduced or are moving to introduce climate legislation and treaties at the international, national, state/provincial and local levels.  Regulation relating to emission levels (such as carbon emission taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all the Corporation’s operations.
In addition, the physical risks of climate change may also have an adverse effect on the Corporation’s operations.  These risks include the following:
•Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Corporation's operations to world markets.
•Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the Corporations mines and may require the Corporation to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
•Continued desertification of the region around the Zgounder Silver Mine may cause a disruption in its water supply which may require additional costs to ensure sufficient water supply to support its operations.
•The Corporation’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  If the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Corporation’s operations may be reduced. There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Corporation’s operations and profitability.
Enforcement of Rights in Foreign Jurisdictions
Aya’s material subsidiaries, which directly own substantially all the Corporation’s assets, are incorporated under the laws of foreign jurisdictions. In addition, all the Corporation’s operations are located outside of Canada. As such, in case of disputes arising from its operations, the Corporation may be subject the exclusive jurisdiction of foreign courts or face difficulties in bringing foreign parties under to the jurisdiction of the courts in Canada. The legal systems of countries where disputes may be brought against the Corporation may not be mature and the legal practice may not be developed, such that the correct legal position may be uncertain or that we may be unable of enforcing our understanding of rights or titles. Any adverse or arbitrary decision of a foreign court may have a material and adverse impact on our business, financial condition, and results of operations.
Anti-Corruption and Anti-Bribery
Aya conducts its business activities in in some parts of the world where corruption, including bribery, is reportedly widespread. As such, there is a risk that dishonest, illegal or unethical conduct be used to achieve personal gain or to

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benefit a particular group or individuals in the course of business and, that things of value in any form, including money, gifts or benefits, be offered, given or promised to governmental officials to influence their actions or decisions or, in order to gain retain a business advantage. While said conducts may be considered an acceptable part of business culture in some countries, they may be illegal under anti-corruption, anti-bribery, anti-money laundering, or export control regulations and related laws. All such conducts would be in clear contravention of the Corporation’s ACAB Policy and of its Code of Business Conduct and Ethics. The ACAB Policy applies to the Corporation, any subsidiary over which the Corporation holds control, directors, officers and employees of the Corporation and persons that are authorized to interface with foreign officials for the Corporation as agents, representatives or independent contractors. The ACAB Policy provides that any failure to comply with its provisions constitutes grounds for termination or other disciplinary action. It also sets forth an obligation for the Corporation and its controlled subsidiaries to conduct periodic training for employees on the policy. The directors and officers of the Corporation and of its controlled subsidiaries, as well as managers and employees designated from time to time by the legal officer, must certify at the commencement of their engagement with the Corporation, and annually thereafter, that they have read the ACAB Policy and have complied with its provisions. To further safeguard against the risks of corruption and unethical dealings, the Corporation retained the services of an independent whistle-blower line, accessible to anyone who wishes to elevate their concerns, and available on an anonymous basis. Notwithstanding the preventative measures taken by the Corporation, should there be a violation of applicable local and/or extraterritorial anti-corruption, anti-bribery laws in the course of the Corporation’s business activities, civil and criminal fines, penalties and consequences could apply against the Corporation or its representatives, which could lead to material operational, financial and reputational damages.
Supply Chain Disruptions
Global supply chain disruptions, including prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Corporation could have adverse impacts on its operating costs and capital expenditures and delay its exploration, construction and production activities. These disruptions may be the result of macroeconomic matters outside of the Corporation’s control or ability to mitigate, such as from natural disasters, transportation disruptions, economic instability, global pandemics and international sanctions, including those imposed in the context of the invasion of Ukraine by Russia, among others. Supply chain impacts may also manifest as rising costs or shortages of certain commodities and labor.
As a result of recent violent attacks on vessels in the Red Sea area, several carriers have diverted their commercial vessels from the Suez Canal, to sail around the Cape of Good Hope. This critical maritime route disruption has caused the expected delivery time of new equipment at the Corporation’s facilities in Morocco to be delayed. The duration of the disruption and the potential ripple effects thereof, including potential upward inflationary pressure on future shipping costs, are unknown and could result in further materialization of the aforementioned risks
Delays, Postponement and Incompletion of Projects
Exploration, development and construction projects in the mining industry are inherently risky, subject to many uncertainties and, capital intense. It is not unusual for legal, administrative, engineering and operational challenges to delay the advancement of such projects and require more capital than anticipated, especially in developing countries. Such challenges include acquiring all of the necessary mining and surface rights, project economics, inability to obtain sufficient funding, delays in obtaining environmental and construction authorizations and permits, as well as unforeseen difficulties encountered during the development process, including labour disputes. Any of these challenges among many others could cause delays in the achievement targeted milestones pertaining to the Zgounder Expansion or any other exploration or development project of the Corporation, affect its ability to raise sufficient funds for the advancement of projects, cause the Corporation to choose to indefinitely postpone or abandon a project or, cause the project expenditures, operation and financial outcomes to be inconsistent with the

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budget, plans and forecasts. The materialization of any such risk could have a material adverse effect on the Corporation’s business, financial condition and results of operations.
Illegal Miners
Since the acquisition of the Tijirit gold project on June of 2021, the Corporation has faced and may continue to face risks associated with illegal artisanal mining on its properties in Mauritania. Illegal miners may compromise the safety of the operations on site, cause contamination of the environment as the result of unauthorized use of chemicals, including cyanide and mercury, and in certain cases, accelerate the depletion of our ore bodies. Although the local government authorities have undertaken measures that have reduced the occurrence of illegal mining and removed same from the area of interest on the Corporation ’s mining permit, the Corporation cannot provide assurance that these measures will be sustainable or successful in reducing or eliminating illegal mining in the future or on the entirety of its permit. The Corporation may also be held liable for environmental damage and/or personal injury associated with illegal mining activity on its properties despite its efforts to prevent that activity. Any of these factors could have a material adverse effect on the Corporation’s business, results of operations and financial condition
Financial Risks
Liquidity
Liquidity risk refers to the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation’s liquidity and operating results may be adversely affected if the Corporation’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Corporation. Over the years, the Corporation generates cash flow from its financing activities and from the sales realized at the Zgounder Silver Mine.
Fund Repatriation
Repatriating funds from Morocco to the Corporation's parent company in Canada, in Dirhams and foreign currency requires several authorizations from the Office des Changes, the government and the banks. This process is cumbersome and despite an existing regulatory framework remains subject to discretion in the application. To mitigate this risk, the Corporation seeks pre-approval by the Office Des Changes of the contractual obligations of repatriation from its subsidiary prior to advancing any money. The pre-clearance and pre-approval minimize the risk at the time of execution. We have also tested repatriation of funds from Morocco to Canada with success. We continue to transact money from one country to another on a regular basis to continually validate this mechanism.
Price of Commodities
The profitability of Aya’s operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Aya. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the

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U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.
Internal Controls
The Corporation has implemented internal controls over the preparation of its financial statements and other financial disclosures, to provide reasonable assurance that its financial reporting is reliable in all material respects and that the quarterly and annual financial statements are being prepared in accordance with IFRS. The Corporation also oversees financial transactions based on various controls to prevent fraud and inadequate operations. Our internal controls do not provide absolute assurances regarding the reliability of financial statement preparation, financial reporting and financial transactions. In assessing our internal controls from time to time, we may find some internal controls to be lacking or insufficient to prevent or detect all errors or fraud, potentially leading to detrimental consequences in terms of investor confidence and for our business and the value of our securities in the market.
Currency
In the normal course of operations, the Corporation is exposed to currency risk due to business transactions in foreign countries denominated in a currency other than the functional currency of each entity in the group, being the Canadian dollar for all the entities within the consolidated group except for AGSM, ZMSM and BGM, for which the functional currency is the Moroccan Dirham . Transactions related to the Corporation’s exploration and evaluation activities are mainly denominated in Moroccan Dirham. Foreign currency denominated financial assets and liabilities which expose the Corporation to currency risk are presented below. The Corporation enters into put option contracts to mitigate the risk of fluctuations in the exchange rate of its holdings of US dollars. Changes in the fair value of the contracts and the corresponding gains or losses are recorded quarterly and are included in the fair value adjustment on option contracts on the consolidated statement of comprehensive income (loss). The Corporation’s management strategy is to reduce the risk of fluctuations associated with foreign exchange rate changes. The foreign currency option contracts are held to maturity and are either exercised for a net profit or loss; or expire at no obligation to the Corporation.
Interest Rates
Interest rate risk is inherent in interest-bearing assets like loans or bonds, as their value can fluctuate in response to changes in interest rates. Aya is currently exposed to this risk, primarily with respect to its EBRD Facility, which accrues interest at a variable rate of SOFR + 5%. As a result, any increase in interest rates will lead to higher borrowing costs, reducing cash flows available for reinvestment in operations. The Corporation’s CTF Tranche ($8M), however, is subject to an interest rate structure tied to the achievement of specific ESG and operational milestones. Having successfully achieved all three milestones, the interest rate on the CTF Tranche was reduced to an all-in rate of 1.00% effective July 1, 2024. While the Corporation has secured a fixed, low-cost structure for the CTF Tranche, it remains exposed to fluctuations in SOFR on the EBRD Facility, which could impact financial flexibility. Aya continuously monitors interest rate trends and evaluates potential risk mitigation strategies to manage this exposure.
Use of Derivative Instruments
Aya sometimes uses derivative instruments like put and call options and forward sales to protect a portion of its cash flows against decreases in the prices of silver or increases in the underlying commodities it uses. Such hedging activities may not always be available to Aya, may not be effective in reducing the volatility of its cash flows and may reduce Aya’s earnings, profitability and cash flows. There are risks that contracts pertaining to the derivative instruments: i) limit the price that can be realized on the hedged portion of the silver, if the market price of silver exceeds the strike price stipulated therein; and ii) stipulate commodity purchase prices higher than the prevailing

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market prices. The derivative instruments are only used within the production limits of the Corporation and the portion of the silver that may be hedged through said instruments remains within the limits of the Corporation’s risk matrix, approved by the Audit Committee .
Credit
Credit risk refers to the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Corporation’s financial assets exposed to credit risk are primarily composed of cash, accounts receivable, options contracts, and long-term restricted cash. The Corporation’s cash is mostly held with reputable Canadian or Moroccan banks. Credit risk arises from the possibility that the clients which the Corporation sells its product to may experience financial difficulties and be unable to fulfil their obligations. The Corporation requires that it is paid the majority of what it is owed on transfer of property and deals with creditworthy counterparties to mitigate the risk of financial loss from defaults. The Corporation monitors the credit risk of customers through credit rating reviews and constant communication with customers. The Corporation sells its ingots and silver concentrated ore to a limited number of large customers and has never experienced a credit loss. Consequently, credit risk is considered to be limited. In management's opinion, the maximum credit risk exposure for all of the Corporation's current financial assets is the carrying value of those assets.
Impairment
Regular assessments are to be conducted by Aya to determine whether impairment is necessary for any of its assets. Assessing impairment involves making significant judgments based on various external and internal factors, some of which are beyond the Corporation's control, and necessitates the use of estimates and assumptions for each cash-generating unit. External factors encompass a wide range, from overall economic activity to changes in commodity prices, toll rates, discount rates, foreign exchange rates, and regulatory requirements. Internal factors include production volume, resource conversion capabilities, capital and operating expenditures, and future development plans. There's no guarantee that management's estimations of the future will align with actual events, potentially leading to further impairment charges. The timing and magnitude of such charges are challenging to predict and could have a materially adverse impact on the Corporation's business, financial status, and operational results.
DIVIDENDS
The Corporation has currently no dividend policy. The amount of cash dividends, if any, to be paid is subject to the approval of the Board and may adapt given a range of factors such as: (i) the prevailing economic and ore-processing environment; (ii) the Corporation’s operational results and net earnings; (iii) the Corporation’s financial condition; (iv) capital requirements for the operations and growth of the Corporation; (v) contractual restrictions on its current loan; (vi) other relevant factors and conditions that may have consequences over time. To date, it has not declared or paid any cash dividends on any of its issued shares.
CAPITAL STRUCTURE
The authorized share capital of the Corporation consists of an unlimited number of Shares without par value. There were 130,790,053 Shares issued and outstanding as of the date of this AIF.
The holders of Shares are entitled to one vote per common share at all meetings of the shareholders of the Corporation. The holders of common shares have the right to receive dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, the holders of the

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common shares are entitled to receive the remaining property and assets of the Corporation pro rata according to the number of Shares held.
MARKET FOR SECURITIES
Trading Price and Volume
The Corporation's Shares are currently listed and posted for trading on the TSX under the symbol "AYA". The following table shows the price ranges and volume of the Shares traded in 2024.

Month	Volume	High ($)	Low ($)
January	7,537,517	10.95	9.66
February	6,109,340	10.75	9.4
March	9,027,154	12.53	9.76
April	9,057,787	14.81	10.86
May	7,497,031	15.94	13.13
June	7,757,356	15.08	12.75
July	6,372,154	16.26	13.2
August	7,789,602	16.17	12.81
September	13,149,254	19.15	12.95
October	11,538,849	19.56	17
November	19,227,310	18.16	11.53
December	14,463,537	14.49	10.52
DIRECTORS AND OFFICERS
Directors and Officers
The Board is currently comprised of eight directors, each of whom is elected at each annual meeting of shareholders to hold office for one year or until their successor is elected or appointed, unless they resign or their office becomes vacant.
The following table sets forth, as at December 31, 2024, for each director and officer, their name, place of residence, their principal occupation during the past five years, as well as the year during of their election or nomination as director or officer of the Corporation, along with the number of common shares owned by them. The directors and officers have provided their respective information.

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Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2024
Ghislane Guedira Bennouna Casablanca, Morocco	Director (1)	June 2024	Founder and Consultant, Amplitude Conseil (since 2021) Director and chair of the audit committees of RISMA and CDG Capital (since 2021) Member of the Moroccan Privatization Valuation Body (since 2019) CFO (from June 2013 to October 2020) and Advisor to Chairman & CEO (from June 2010 to June 2013 & from October 2020 to July 2021) at OCP Group	0 0%
Yves Grou Montréal, Canada	Director (1) (2)	June 2020	Chief Financial Officer and Director of Maclos Capital Inc. (since 2001) Director of Falcon Energy Materials plc. (since 2017) Director of Algold Resources Inc. (May 2011 to July 2021)	28,815 0.22%
Dr. Jürgen Hambrecht Neustadt, Germany	Director (2) (3)	June 2020
Director of Nyxoah SA (since 2020)
Chairman of the Board of Trumpf SE (January 2013 to March 2023)
Chairman of the Supervisory Board of BASF SE (June 2014 to June 2020)
Director of Daimler Truck AG (January 2008 to May 2020)
Chairman of the Supervisory Board of Fuchs Petrolub SE (May 2011 to May 2019)
1,207,250(4) 0.92%

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Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2024
Benoit La Salle Montréal, Canada	President, Chief Executive Officer and Director	April 2020	President and Chief Executive Officer of Aya Gold & Silver Inc. (since April 2020) Chairman of the Board (February 2013 to January 2021) and Chief Executive Officer of Algold Resources Ltd. (March 2018 to June 2021) Executive Chairman of the Board of Sama Resources Inc. (2012 to date) Director and Executive Chairman of the Board of Faclon Energy Material Plc. (since 2017)	61,221 0.05%
Eloïse Martin Bad Homburg, Germany	Director (1)(2)	June 2022	Self Employed at EM Conseil (Since August 2021) Director of EM Conseil BV (August 2019 to July 2021) Executive Director, HCF International Advisers Ltd. (July 2011 to August 2019)	0 0%
Nikolaos Sofronis Luxembourg, Luxembourg	Director (3)	June 2016	CEO (since October 2021) and Director (since June 2021) of Earth Alive Clean Technologies Inc. Director of Irini Investment of Luxembourg (since May 2008)	2,139,361 1.64%
Robert Taub Brussels, Belgium	Chairman of the Board of Directors	Nov. 2016	Chairman of Nyxoah SA (since July 2009)	9,846,262(5) 7.53%

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Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2024
Annie Torkia Lagacé Montréal, Canada	Director (3)	June 2023	Chief Legal and Strategy Officer at IAMGOLD (since February 2025) Senior Vice President, General Counsel & Corporate Secretary of Bombardier (December 2020 to May 2023) Executive Vice-President, Finance and Corporate Services (from January 2020 to July 2020); Executive Vice-President, Corporate Development, Legal Affairs and Corporate Secretary (from April 2019-Janurary 2020) at Stornoway Diamonds	15,450 0.01%
Raphaël Beaudoin Montreal, Canada	Vice-President, Operations	June 2020	Vice-Present, Operations of Aya (since June 2020) Vice-President, Operations of Falcon Energy Materials plc (since August 2018)	0 0%
Elias J. Elias Montreal, Canada	Chief Legal & Sustainability Officer and Corporate Secretary	July 2020	Chief Legal & Sustainability Officer and Corporate Secretary of Aya (since July 2020) VP Legal & Corporate Secretary of Falcon Energy Materials plc (since January 2018)	6,157(6) 0.005%
Mustafa El Ouafi Casablanca, Morocco	President - General Manager (Morocco)	April 2020	President-General Manager of Aya Gold & Silver Morocco S.A. (since April 2020) Deputy Managing Director of OCP S.A. (August 2015 to August 2019) President of OCP Africa (January 2017 to August 2019)	0 0%

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Name and Municipality of Residence	Positions Held Within the Corporation	Director or Officer Since	Principal Occupation During the Five Preceding Years	Shares Owned as at Dec. 31, 2024
Ugo Landry-Tolszczuk Mont-Royal, Canada	Chief Financial Officer	May 2020	Chief Financial Officer of Aya (since May 2020) President and Chief Operating Officer (January 2018 – February 2021) and Interim Chief Financial Officer ( February 2021- July 2024) of Falcon Energy Materials plc	0 0%
Notes
(1) Member of the Audit Committee.
(2) Member of the Nominating and Compensation Committee.
(3) Member of the ESG Committee.
(4) Dr. Hambrecht owns 1,193,250 Shares directly and 14,000 Shares indirectly through JH Capital GmbH.
(5) Mr. Taub owns 5,695,762 Shares directly and 4,150,500 Shares indirectly through Robelga Sprl.
 (6) Mr. Elias owns no Shares directly and 6,157 Shares indirectly through TMR Advisory Inc.

As the date hereof, the directors and executive officers of the Corporation and its subsidiaries as a group own beneficially, directly or indirectly, or exercise control or direction over 13,304,516 Shares or 10.17% of the outstanding Shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Except as described below, to the best of the Corporation’s knowledge, after having made due inquiry, none of our directors or executive officers or, to our knowledge, shareholders holding a sufficient number of our securities to affect materially the control of the Corporation, if any:
(a)is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company, including the Corporation, that while that person was acting in that capacity:
i.was subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
ii.was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(b)is, as at the date hereof, or has been, within the 10 years before the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

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(c)has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; and
(d)has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, nor has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.
Mr. Benoit La Salle was the President, Executive Officer and director of Algold when it filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly owned subsidiary of Aya, effective as of June 11, 2021. Mr. La Salle was also President, Executive Officer and director of Algold when the Autorité des marchés financiers and the Ontario Securities Commission handed down a cease-trade order against Algold on June 22, 2020 for having failed to file its annual statements for the fiscal year ended December 31, 2019. In addition, this decision came into affect automatically in every jurisdiction in Canada that the company in which has an automatic reciprocity legislation.
Mr. Yves Grou was a director of Algold when it filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly owned subsidiary of Aya, effective as of June 11, 2021. Mr. Grou was also director of Algold when the Autorité des marchés financiers and the Ontario Securities Commission handed down a cease-trade order against Algold on June 22, 2020 for having failed to file its annual statements for the fiscal year ended December 31, 2019. In addition, this decision came into effect automatically in every jurisdiction in Canada that the company in which has an automatic reciprocity legislation. Mr. Grou was also a non-executive director of Jourdan Resources Inc. (“Jourdan”), when on May 25, 2015, the Ontario Securities Commission issued a permanent management cease trade order, which superseded a temporary management cease trade order dated May 12, 2015, against the CEO and the CFO of Jourdan. The permanent management cease trade order was issued in connection with Jourdan's failure to file its (a) audited annual financial statements for the period ended December 31, 2014, (b) management's discussion and analysis relating to the audited annual financial statements for the period ended December 31, 2014, and (c) corresponding certifications of the foregoing filings as required by National Instrument 52-109 Certification of Disclosure in the Issuer’s Annual and Interim Filings. On July 3, 2015, the permanent management cease trade order was replaced with a temporary issuer cease trade order dated July 3, 2015. On July 15, 2015, the temporary issuer cease trade order was replaced with a permanent issuer cease trade order dated July 15, 2015 and similar orders were issued by the British Columbia Securities Commission and Autorité des marchés financiers. The cease trade orders were lifted on February 21, 2017 following the filing of the required continuous disclosure documents.
While Dr. Hambrecht was a non-executive director of Daimler AG (“Daimler”), Daimler was, in several jurisdictions worldwide, either fined or reached agreements with various authorities or parties regarding emission control systems of certain diesel vehicles. The cost of proceedings, fines and settlements is expected to exceed US$2B. In July 2016, the European Commission fined Daimler in excess of Euro1B in connection with its participation in the referred to European Truck Cartel which covered the collusion between cartel members for 14 years on the truck pricing and on passing on the costs of compliance with stricter emission rules in Europe. In July 2021, at which time Mr. Hambrecht was not on Daimler’s board of directors, the European Commission has found that Daimler, BMW and Volkswagen group (Volkswagen, Audi and Porsche) breached EU antitrust rules by colluding on technical development in the area of nitrogen oxide cleaning. Daimler was, however, not fined.
Ms. Annie Torkia Lagacé was Vice-President, Legal Affairs, General Counsel and Corporate Secretary of Stornoway Diamond Corporation (“Stornoway”) between November 2014 and April 2019, Executive Vice-President, Corporate Development, Legal Affairs and Corporate Secretary from April 2019 until January 2020 and Executive Vice-President, Finance and Corporate Services from January 2020 until July 2020. Stornoway filed for protection under the

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Companies’ Creditors Arrangement Act (“CCAA”) on September 9, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act which was subsequently completed.
Conflicts of Interests
There are potential conflicts of interest to which the directors and officers of the Corporation or its subsidiaries may be subject in connection with the operations of the Corporation or its subsidiaries, notably due to the nature of the roles of some Directors and Officers in the management and/or the Board of the Corporation and the management and/or the Board of other corporations. See “Directors and Officers – Directors (chart columns entitled “Positions within the Corporation” and “Principal Occupation During the Five Preceding Years “)”. Some of the directors and officers are engaged and will continue to be engaged, directly or indirectly, in other businesses and situations may arise where some of the directors and officers will be in direct competition with the Corporation or its subsidiaries. Conflicts, if any, will be subject to the procedures and remedies under the CBCA. No conflicts of interest currently exist between the Corporation or its subsidiaries and a director or officer of the Corporation or its subsidiaries.
Mr. Benoit La Salle was the President, Executive Officer of Algold when it was acquired by Aya on June 11, 2021. This relationship had no material impact on the Corporation and Mr. La Salle disclosed his interest to the Board, refrained from voting for or against the acquisition and was not present during the vote.
Mr. Yves Grou was a director of Algold when it was acquired by Aya on June 11, 2021. This relationship had no material impact on the Corporation and Mr. Grou disclosed his interest to the Board, refrained from voting for or against the acquisition and was not present during the vote.
AUDIT COMMITTEE INFORMATION
The Audit Committee Charter
A copy of the Audit Committee Charter is attached to this AIF as Schedule "A".
Composition of the Audit Committee
The following directors are members of the Audit Committee:
•Yves Grou, Chairman of the committee
•Eloïse Martin
•Ghislane Guedira Bennouna
All the members of the Audit Committee are financially literate and independent as defined in NI 52-110.

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Relevant Education and Experience
The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities are as follows:
Mr. Grou is a CPA CA, having received his Bachelor in Commerce from McGill University. He is a member of the Quebec Institute of Chartered Accountants. He was co-founder in 1980 and a partner until 2004 of Grou, La Salle & Associates (“GLA”). The firm grew from two original partners to a staff of over 50. He developed a business valuation expertise, having several high-profile clients. At GLA, Mr. Grou coordinated and led the reverse take-over process related to several public companies, having successfully completed several transactions with mining, oil and gas, telecommunications and medical devices companies of which some were located in France, Cuba, Thailand, West Africa and China. In 2004, GLA was sold to a major international accounting firm. Prior to 1980, Mr. Grou worked with Ernst & Young (Montreal) for three years. In addition to his current directorships, Mr. Grou is/was part of a board of directors of several public companies, in natural resources, renewable energy and materials.
Eloïse Martin is a consultant providing financial advisory services in the metals and mining industries. From 2011 to 2019, Ms. Martin was an Executive Director of HCF International Advisers Limited (London Branch), a leading independent corporate finance advisory boutique focused on the global natural resources and infrastructure sectors. Prior to 2011, Ms. Martin worked at ING, a global bank present in over 40 countries where she was part of the Advisory team focusing on large scale projects in the energy and natural resources sector. Ms. Martin holds a Master of Humanities Degree from Sorbonne University as well as a Master of International Business Degree (Honours) from l’Institut d’Etudes Politiques (Paris) and an MBA from ESSEC Graduate School of Management (Paris).
Ms. Guedira is the founder of Amplitude Conseil, a firm through which she offers senior finance consultancy services since 2021. She currently serves as a director and chair of the audit committees of RISMA and CDG Capital, since 2021, in addition to being a member of the Moroccan Privatization Valuation Body since 2019. Ms. Guedira served, for over a decade in leading executive roles within the OCP Group, the world's largest producer of phosphate and phosphate-based products and one of the largest phosphate, fertilizer, chemicals, and mineral industrial companies in the world by revenue. She initially joined the OCP Group as Advisor to the Chairman and CEO in 2010 and was promoted to the role of Chief Financial Officer in 2013. Previously, Ms. Guedira held the roles of Secretary General of Winxo in 2007 and several leadership positions at the Al Mada Group, a pan-African private conglomerate, from 1997 to 2006. She also worked as an Auditor at Arthur Andersen in Paris and in Casablanca for 5 years, after having graduated with a master’s degree from the ESCP Business School in 1992.
Reliance on Certain Exemptions
At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on any exemptions identified in Section 4, 5 or 6 of Form 52-110F1.
Audit Committee Oversight
At no time since the commencement of the Corporation's most recently completed financial year, a recommendation of the Audit Committee to nominate or compensate an external auditor was not adopted by the board of directors.
Pre-Approval Policies and Procedures
The Audit Committee has the responsibility to review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, as well as any non-audit services provided by the independent auditors to the

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Corporation or its subsidiary entities, in accordance with Section B viii) of the Audit Committee Charter, hereto attached as Schedule "A" .
External Auditor Service Fees

	2024 (CAD)	2023 (CAD)
Audit Fees(1)	$465,250	$441,161
Audit-Related Fees (2)	$71,423	NIL
Tax Fees (3)	$16,136	$19,260
Other Fees	$11,770	NIL
Total	$564,579.00	$460,421
Notes:
(1) Audit Fees include the aggregate fees billed by Aya’s external auditor for audit services related to the annual consolidated financial statements, as well as interim review services related to the quarterly consolidated financial statements. It also includes aggregate fees billed by Aya’s external auditor for services rendered in connection with the prospectus and the related comfort letter, consent letter and French translation letter.
(2) In fiscal 2024, the Corporation changed the classification of prospectus related fees from audit-related fees to audit-fees and as such has reclassified $176,711 from audit-related fees to audit fees in the 2023 column in the above table above.
(3) Tax Fees include the aggregate fees billed by Aya’s external auditor for services pertaining to the preparation of income tax returns and related schedules of the Corporation and its subsidiaries.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
In December 2024, DF filed for creditor protection under Spanish pre-bankruptcy legislation while it had not satisfied its contractual obligations towards the Corporation, specifically by not having reached Provisional Acceptance within the timelines specified in the EPC Agreements. On March 31, 2025 Aya received a Request for Arbitration Notice from DF seeking damages and payments in the order of approximately USD 1.7M and Euro 2.8M. Aya is seeking legal action in response to enforce and protect its rights under the EPC Agreements and seek compensation for liquidated damages as well as general damages.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as disclosed below, no director, executive officer or principal shareholder of the Corporation, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the preceding three years or in any proposed transaction that has materially affected or will materially affect the Corporation or any subsidiary of the Corporation. All figures are in USD (‘000).
•Management and consulting fees to Groupe Conseils Group, La Salle Inc., a company owned by the President and Chief Executive Officer of $758 for the year ended December 31, 2024 ($772 for the year ended December 31, 2023). As at December 31, 2024, $305 (December 31, 2023 - $412) was due to that company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is TSX Trust Company having offices notably in Montréal and Toronto.

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MATERIAL CONTRACTS
This AIF includes a summary description of certain material contracts. Each summary description discloses all material attributes of the applicable contract but is not complete and is qualified by reference to the terms of the material contracts, which are available under the Corporation’s SEDAR+ profile at www.sedarplus.ca.
No other material contracts, other than those contracts entered into in the ordinary course of business, have been entered into by the Corporation since the beginning of the last financial year ended December 31, 2024, or entered into prior to such date, but which are still in effect and which are required to be filed with Canadian securities regulatory authorization in accordance with Section 12.2 of NI 51-102.
The capitalized terms used in the summary description of the material contracts below have the same meaning as in the related agreement(s), except if another meaning is specified herein.
•EPC Agreements: On November 30, 2022, ZMSM entered into a multicurrency fixed price EPC contract, composed of a Supply Agreement and a Services Agreement, for a total of approximately USD $78 million with DF (based on the then applicable exchange rate between Euro, MAD and USD), for the engineering, design, manufacturing, construction, delivery, erection, start-up and commissioning of a new 2,000 tpd processing plant at the Zgounder Silver Mine. The EPC contract price is fixed based on the USD, Euro and MAD.
•EBRD Agreements: On January 19, 2023, Aya’s subsidiary, ZMSM, entered into a Loan Agreement with the EBRD pursuant to which the EBRD agreed to lend to ZMSM an amount not to exceed $100M, consisting of: i) an “EBRD Tranche” not to exceed $92M, which shall be funded by EBRD Resources and; ii) a “CTF Tranche” not to exceed $8M, which shall be funded from the CTF (i. and ii. together, the "EBRD Facility"). Any Disbursements made shall be on a pro rata basis as between the EBRD Tranche and the CTF Tranche. ZMSM shall pay to EBRD, during the Commitment Period of 24 months, a charge on the portion of the Loan that has been disbursed to ZMSM or cancelled. ZMSM shall also pay to EBRD a front-end commission in respect of the Loan, an underwriting commission and, an annual administration fee. With respect to the EBRD Tranche, ZMSM shall pay interest on the principal amount of each Disbursement. With respect to the CTF Tranche, ZMSM shall pay interest on the principal amount of each Disbursement to the extent it forms part of the CTF Tranche from time to time outstanding during each Interest Period for such Disbursement at a rate equal to the all-in rate at the signing of the Loan Agreement, reduced following the achievement of three milestones: (1) the TCFD report disclosed by end of 2023 will result in a 25% rate reduction; (2) the completion of certain capital expenditure set out in the TCFD report and in the development plan by end of 2024 will result in a 50% rate reduction and; (3) reaching “advanced” maturity on the TCFD’s Climate Governance and Strategy recommendation will result in reduction of interest to an all-in rate of 1.00%. The capital and interest on the EBRD Tranche and on the CTF Tranche are payable twice yearly and the Final Maturity Date is six years from the execution of the Loan Agreement. Prior to the first Disbursement to be made available, a Cost Overrun Account of $18M and a Debt Service Reserve Account of $16.25M million must be funded. All Disbursements made under the Loan Agreement are available to ZMSM upon satisfaction of certain customary conditions precedent.
To secure ZMSM’s obligations under the Loan Agreement, a variety of Security Agreements were executed, including : 1) a Business Pledge Agreement pursuant to which ZMSM granted to EBRD a first ranking security interest in all of its present and future tangible movable assets and intangible assets belonging to its ongoing business; 2) a Receivables Pledge pursuant to which ZMSM granted a first ranking security interest in the receivables held or to be held by ZMSM and arising from any sale agreement or offtake agreement under which a receivable is held or will be held by ZMSM pursuant to the sale of the Zgounder Silver Mine production; 3) a Bank Accounts Pledge pursuant to which ZMSM granted to EBRD a first ranking security interest in the Onshore Bank Accounts and; 4) a Share Pledge Agreement pursuant to which the parent company of ZMSM, AGSM, pledged in favor of EBRD all of its issued and

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outstanding shares of ZMSM. The Loan Agreement was also conditional to the execution of a Guarantee, Indemnity and Subordination Agreement (“Guarantee Agreement”) pursuant to which: (a) Aya guaranteed to EBRD the punctual performance of ZMSM of all its obligations under the Loan Agreement and the amounts owing to EBRD under the Loan Agreement; and (b) Aya and AGSM agreed to subordinate all amounts owing to them in respect of the Subordinated Debt to all amounts owing to EBRD under the Loan Agreement.
INTERESTS OF EXPERTS
The following are the names of persons or companies (a) that have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made under NI 51-102 by the Corporation, during, or relating to, the Corporation's most recently completed financial year; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or the Corporation:
(i)David Lalonde, (P.Geo.) Vice-President, Exploration of the Corporation, and Patrick Pérez, (P.Eng.) were each a Qualified Person under NI 43-101 for the purpose of the Boumadine Report.
(ii)KPMG LLP, provided an auditor’s report dated March 28, 2025, in respect of the Corporation’s financial statements as at and for the years ended December 31, 2024 and December 31, 2023. KPMG LLP are the auditors of the Corporation and have confirmed with respect to the Corporation that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
(iii)P&E Mining Consultants Inc. and each of William Stone (Ph.D., P.Geo.), Fred H. Brown (P.Geo.), Jarita Barry (P.Geo.), Antoine Yassa (P.Geo.), D. Grant Feasby (P.Eng.) Eugene Puritch (P.Eng., FEC, CET), were a Qualified Person for the purpose of the “Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco" prepared for Aya, signed May 31, 2024 with an effective date of May 8, 2024.
(iv)Dentons Canada LLP passed on behalf of the Corporation, expertise on certain legal matters in relation to the Base Shelf Prospectus filed by the Corporation on January 12, 2023, the Prospectus Supplement filed by the Corporation on January 19, 2023 and to the Prospectus Supplement filed by the Corporation on February 8, 2024.
(v)McCarthy Tétrault LLP passed on behalf of the underwriters, expertise on certain legal matters in relation to the Base Shelf Prospectus filed by the Corporation on January 12, 2023, the Prospectus Supplement filed by the Corporation on January 19, 2023 and to the Prospectus Supplement filed by the Corporation on February 8, 2024.
(vi)Raymond Chabot Grant Thronton LLP, Chartered Professional Accountants, provided a consent letter with respect to the reference to their report dated March 25, 2021 in the Base Shelf Prospectus filed by the Corporation on January 12, 2023.
(vii)KPMG LLP, Chartered Professional Accountants, provided consent letters with respect to the reference to their reports on the audited annual financial statements dated March 29, 2022 and March 28, 2023 in the Base Shelf Prospectus filed by the Corporation on January 12, 2023, in the Prospectus Supplement filed by the Corporation on January 19, 2023 and in the Prospectus Supplement filed by the Corporation on February 8, 2024.
(viii)David Lalonde, (P.Geo.) Vice-President, Exploration of the Corporation, provided consent as a Qualified Person regarding technical information in the Management Discussion and Analysis for the year ending December 31, 2021 and in the Management Discussion and Analysis for the quarter ending September 30, 2022, referenced in the Corporation’s short form base shelf prospectus dated January 12, 2023.

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(ix)Marc-Antoine Audet, Ph.D. P. Geo, provided consent as a Qualified Person regarding technical information in the Management Discussion and Analysis for the year ending December 31, 2021, referenced in the Corporation’s short form base shelf prospectus dated January 12, 2023.
(x)David Lalonde (P.Geo.) Vice-President, Exploration of the Corporation, provided consent as Qualified Person regarding technical information in the Management Discussion and Analysis for the year ending December 31, 2022 and in the Management Discussion and Analysis for the quarter ending September 30, 2023, referenced in the Prospectus Supplement filed by the Corporation on February 8, 2024.
(xi)The following persons provided consents as Qualified Persons for the use of the technical information contained in the Zgounder Report in the Base Shelf Prospectus filed by the Corporation on January 12, 2023: William Stone, Fred Brown, Jarita Barry, Antoine Yassa, Eugene Puritch, Daniel M. Gagnon, Daniel Morisson, André-Francois Gravel, Claude Bisaillon, Stephen Coates, Hugo Dello Sbarba, Julie Gravel, Philippe Rio Roberge, Richard Barbeau and, Kathy Kalenchuk.
(xii)P&E, Geology and Mining Engineers were Qualified Person consultants to the “Technical Report and Updated Mineral Resource Estimate to the Zgounder Silver Project, Kingdom of Morocco” dated January 28, 2022 and the “Technical Report And Updated Mineral Resource Estimate Of The Zgounder Silver Project, Kingdom Of Morocco” dated April 30, 2021.
(xiii)DRA and Daniel M. Gagnon, with the participation of William Stone, Antoine Yassa, Jarita Barry, Fred Brown, Eugen Puritch, Daniel Morrison, Daniel M. Gagnon, André-Francois Gravel, Claude Bisaillon, Julie Gravel, Kathy Kalenchuk, Hugo Della Sbarba, Philippe Rio Roberge, Richard Barbeau & Stephen Coates, were each a Qualified Person for the purpose of the Zgounder Report.
To the best of the Corporation's knowledge, the experts named above did not have any registered or beneficial interest, direct or indirect, in securities or other property of the Corporation, when the experts prepared their respective reports, and no securities or other property of the Corporation or one of its subsidiaries was subsequently received or to be received by such experts.
ADDITIONAL INFORMATION
Additional information relating to the Corporation can be found on SEDAR+ web site at www.sedarplus.ca.
Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable will be contained in the Corporation’s management information circular in respect of its next annual meeting of shareholders involving the election of directors.
Additional financial information is provided in the annual audited financial statements of the Corporation for the year ended December 31, 2024 and the notes thereto and also in MD&A for the same period.

AYA GOLD & SILVER INC. INC. / ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2024	100

SCHEDULE “A” - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER
The following charter, which shall be interpreted to be in compliance with Regulation 52- 110 respecting Audit Committees (“52-110”), sets forth the purpose, composition, responsibilities and authority of the Audit and Risk Management Committee (the “Committee”) of the Board of Directors (the “Board”) of Aya Gold & Silver Inc. (the “Corporation”).
1.    COMPOSITION
The Committee shall be comprised of at least three directors as determined by the Board. The members of the Committee shall be independent, within the meaning of 52-110.
At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee shall be financially literate.
For the purposes of this charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation’s financial statements.
The appointment of members to the Committee shall take place annually pursuant to the recommendation of the Corporate Governance Committee, as early as possible after the general assembly of shareholders. If the appointment of members of the Committee is not so made, the directors who are then serving as members of the Committee shall continue to serve as members until their successors are validly appointed. The Board may appoint a member to fill a vacancy that occurs in the Committee between annual elections of directors.
Unless a chairman is appointed by the Board, the members of the Committee may designate a chairman by a majority vote of all Committee members.
2.    MEETINGS AND PROCEDURES
The Committee shall meet at least quarterly, or more frequently if required.
At all meetings of the Committee, every item brought to resolution shall be decided by a majority of the votes cast. In the case of an equality of votes, the chairman shall not be entitled to a second vote.
Quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.
The powers of the Committee may be exercised at a meeting at which a quorum of the Committee is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution at a meeting of the Committee. Each member (including the chairman of the Committee) is entitled to one vote in Committee proceedings.
The Committee may meet separately with senior management and may request that any member of the Corporation's senior management or the Corporation's outside counsel or independent auditors to attend meetings of the Committee or other meetings with any members of, or advisors to, the Committee.
Furthermore, the Committee has the authority to hire the services of outside advisors, from time to time, when it is necessary to do so for carrying out its mandate.
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The Committee shall, at the meeting of the Board following its own meeting, report to the directors on its work, activities and recommendations.
3.    DUTIES AND RESPONSIBILITIES
Responsibility for the Corporation's financial reporting, accounting systems and internal controls is vested in the officers of the Corporation and is overseen by the Board. The responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities. The following are the general duties and responsibilities of the Committee:
A.    FINANCIAL STATEMENTS AND DISCLOSURE MATTERS
i.review the Corporation’s financial statements, management’s discussion and analysis and any press releases regarding annual and interim (as required by the Board) profit or loss, before the Corporation publicly discloses such information, and any reports or other financial information which are submitted to any governmental body or to the public;
ii.assess the risk that the financial statements contain material misstatements
iii.assess the accounting principles used and their application, as well as being aware of new and developing accounting standards that may affect the Corporation
iv.assess the significant estimates made by management; and
v.assess the disclosures in the financial statements
B.    INDEPENDENT AUDITORS
i.recommend to the Board the selection and, where applicable, the replacement of the independent auditors to be appointed annually as well the compensation of such independent auditors;
ii.determine that the independent auditors appointed are a Public Accounting Firm that has entered into a Participation Agreement as such terms are defined in Regulation 52-108 respecting Auditor Oversight and that at the time of their report on the annual financial statements of the Corporation, they are in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board;
iii.oversee the work and review annually the performance and independence of the independent auditors;
iv.on an annual basis, review and discuss with the independent auditors all significant relationships they may have with the Corporation that may impact their objectivity and independence;
v.consult with the independent auditors about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements;
vi.review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Corporation;
vii.review the audit plan for the year-end financial statements and intended template for such statements;
viii.review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, as well as any non-audit services provided by the independent auditors to the Corporation or its
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subsidiary entities. The pre-approval requirement is satisfied with respect to the provision of non-audit services if:
1.the aggregate amount of all such non-audit services provided to the Corporation constitutes no more than 5% of the total amount of fees paid by the Corporation and its subsidiary entities to its independent auditors during the fiscal year in which the non-audit services are provided; and
2.such services were not recognized by the Corporation or its subsidiary entities as non-audited services at the time of the engagement; and
3.such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee;
The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.
C.    FINANCIAL REPORTING PROCESSES
i.review with management, in consultation with the independent auditors, the integrity of the Corporation’s financial reporting process, both internal and external, and internal controls;
ii.consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting;
iii.consider and report to the Board changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors and management;
iv.review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements;
v.review, with the independent auditors and management, the extent to which changes and improvements in financial or accounting practices have been implemented;
vi.establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters.
D.    RISK MANAGEMENT
i.assess and oversee the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.
ii.direct the facilitation of risk assessments and measurement to determine the material risks to which the Corporation may be exposed and to evaluate the strategy for managing those risks;
iii.monitor the changes in the internal and external environment and the emergence of new risks;
iv.review the adequacy of insurance coverage;
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v.monitor the procedures to deal with and review disclosure of information to third parties insofar as these disclosures represent a risk for the Corporation;
vi.review the systems established to ensure compliance with the Corporation's policies, plans, procedures, laws, regulations and means of safeguarding assets including adequacy of controls including surrounding electronic data processing and computer security;
vii.review the adequacy of resources assigned to assess control and what steps the officers of the Corporation have taken to eliminate any potentially serious weaknesses in internal control including a review of executive expense procedures and use of Corporation assets, the capital investment control process and financial instruments procedures;
viii.review the Corporation's disclosure controls and procedures and internal control over financial reporting (the "Controls"), and consider whether the Controls:
1.provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, if any, is made known to the Corporation's Chief Executive Officer and Chief Financial Officer, particularly during the period in which the Corporation's annual filings are being prepared; and
2.provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation's accounting practices.
i.The Committee shall evaluate the effectiveness of the Controls as of the end of each period covered by the annual filings and provide the Board and management with its conclusions about the effectiveness of the Controls.
E.    WHISTLEBLOWING POLICY
i.monitor and review compliance with the Corporation’s Whistleblowing Policy;
ii.establish a procedure for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters;
F.    REPORTING RESPONSIBILITIES
i.the Committee shall report to the Board on a regular basis, and in any event:
1.at least annually, with an assessment of the performance of management in the preparation of financial statements and Auditors in conducting the annual audit of the Corporation and discuss the report with the full Board following the end of each fiscal year;
2.before the public disclosure by the Corporation of its financial statements, management’s discussion and analysis and any press releases regarding annual and interim profit or loss and any reports or other financial information which are submitted to any governmental body or to the public; and
3.as required by applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.
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G.    ANNUAL EVALUATION
i.annually, the Committee shall, in a manner it determines to be appropriate:
1.conduct a review and evaluation of the performance of the Committee and its members, including the compliance of the Committee with this charter; and
2.review and assess the adequacy of this charter and the position description for the chairman of the Committee and recommend to the Board any improvements to this charter or the position description that the Committee determines to be appropriate, except for minor technical amendments to this charter, authority for which is delegated to the Corporate Secretary, who will report any such amendments to the Board at its next regular meeting.
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